Exhibit 99.1

Live audio Web broadcast of the Bank’s analysts’ conference call. See page 95 for details.

Quarterly Report
to Shareholders

Scotiabank reports third quarter results

TORONTO, August
 26, 2025 –
The Bank of Nova Scotia (“Scotiabank”) (TSX: BNS; NYSE: BNS) reported third quarter net income of $2,527 million compared to $1,912 million in the same period last year. Diluted earnings per share (EPS) were $1.84, compared to $1.41 in the same period a year ago.

Adjusted net income
(1)
for the third quarter was $2,518 million and adjusted diluted EPS
(1)
was $1.88, up from $1.63 last year. Adjusted return on equity
(1)
was 12.4% compared to 11.3% a year ago.

“I want to thank all Scotiabankers for delivering a very strong quarter as we continue to execute on our strategy,” said Scott Thomson, President and Chief Executive Officer of Scotiabank. “We reported improving revenue growth which helped drive another quarter of positive operating leverage and pushed our return on equity meaningfully higher compared to the prior year. We did this all while maintaining a strong balance sheet and buying back shares.”

Canadian Banking delivered adjusted earnings
(1)
of $959 million, up 56% compared to the prior quarter and down 2% compared to the prior year. The continued focus on personal demand deposits contributed to quarter-over-quarter margin expansion.

International Banking generated adjusted earnings
(1)
of $716 million, up 7% year-over-year. Solid revenue generation and strong expense management resulted in another quarter of positive operating leverage reflecting the continued impact of productivity initiatives. Key measures of profitability also improved year-over-year.

Global Wealth Management adjusted earnings
(1)
were $427 million, up 13% year-over-year driven by strong revenue growth from higher mutual fund fees, brokerage revenues, and net interest income across the Canadian and International wealth businesses. Additionally, assets under management
(2)
of $407 billion grew 12% year-over-year.

Global Banking and Markets reported earnings of $473 million, up 29% compared to the prior year. The results were supported by strong performance in our capital markets business as well as higher fee revenue.

The Bank reported a Common Equity Tier 1 (CET1) capital ratio
(3)
of 13.3%.

(1)
    Refer to
Non-GAAP
Measures section starting on page 5.
(2)
    Refer to Glossary on page 57 for the description of the measure.
(3)
    The regulatory capital ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023).

Enhanced Disclosure Task Force (EDTF) Recommendations
Below is the index of EDTF recommendations to facilitate easy reference in the Bank’s public disclosure documents available on www.scotiabank.com/investorrelations.

Reference Table for EDTF
			Q3 2025		2024 Annual Report
Type of risk	Number	Disclosure	Quarterly Report	Supplementary Regulatory Capital Disclosures	MD&A	Financial Statements
General	1	The index of risks to which the business is exposed.			16
	2	The Bank’s risk to terminology, measures and key parameters.			75-78
	3	Top and emerging risks, and the changes during the reporting period.	37-38		80-81, 85-91
	4	Discussion on the regulatory development and plans to meet new regulatory ratios.	52-55		55-58, 100-103, 116
Risk governance, risk management and business model	5	The Bank’s Risk Governance structure.			72-74
	6	Description of risk culture and procedures applied to support the culture.			75-78
	7	Description of key risks from the Bank’s business model.			79
	8	Stress testing use within the Bank’s risk governance and capital management.			75-76
Capital Adequacy and risk-weighted assets	9	Pillar 1 capital requirements, and the impact for global systemically important banks.	52-54	4-5	55-58	205
	10	a) Regulatory capital components.	52-54, 82	21-23	59
		b) Reconciliation of the accounting balance sheet to the regulatory balance sheet.		18-19
	11	Flow statement of the movements in regulatory capital since the previous reporting period, including changes in common equity tier 1, additional tier 1 and tier 2 capital.	52-54	93	60-61
	12	Discussion of targeted level of capital, and the plans on how to establish this.			55-58
	13	Analysis of risk-weighted assets by risk type, business, and market risk RWAs.		6, 36-39, 43-60, 69-74, 78, 90, 96, 102	63-68, 79, 123	174
	14	Analysis of the capital requirements for each Basel asset class.		16-17, 36-61, 67-74, 78, 83-86	63-68	174, 223-229
	15	Tabulate credit risk in the Banking Book.	86-87	16-17, 36-61,78, 83-86	63-68	224
	16	Flow statements reconciling the movements in risk-weighted assets for each risk-weighted asset type.		62, 77, 95	63-68
	17	Discussion of Basel III Back-testing requirement including credit risk model performance and validation.		100	64-66
Liquidity Funding	18	Analysis of the Bank’s liquid assets.	44-47		98-103
	19	Encumbered and unencumbered assets analyzed by balance sheet category.	44-47		100
	20	Consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date.	51-52		104-106
	21	Analysis of the Bank’s sources of funding and a description of the Bank’s funding strategy.	49-50		103-104
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolios and the balance sheet.	43		97
	23	Discussion of significant trading and non-trading market risk factors.	87-88		92-98	228-229
	24	Discussion of changes in period on period VaR results as well as VaR assumptions, limitations, backtesting and validation.	42, 88		92-98	228-229
	25	Other risk management techniques e.g. stress tests, tail risk and market liquidity horizon.			92-98	228
Credit Risk	26	Analysis of the aggregate credit risk exposures, including details of both personal and wholesale lending.		6, 36-39, 43-60, 69-74	85-91, 118-123	184-185, 224-227
	27	Discussion of the policies for identifying impaired loans, defining impairments and renegotiated loans, and explaining loan forbearance policies.				154-156, 185
	28	Reconciliations of the opening and closing balances of impaired loans and impairment allowances during the year.	70	33-34	88, 118-121	185
	29	Analysis of counterparty credit risk that arises from derivative transactions.	54, 86-87	101	82-84	172-175
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.	86-87		83-85, 89
Other risks	31	Quantified measures of the management of operational risk.			67, 107-108
	32	Discussion of publicly known risk items.	54		71

2	Scotiabank Third Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS
The Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the period ended July 31, 2025. The MD&A should be read in conjunction with the Bank’s unaudited Condensed Interim Consolidated Financial Statements included in this Report to Shareholders, and the Bank’s 2024 Annual Report. This MD&A is dated August 26, 2025.
Additional information relating to the Bank, including the Bank’s 2024 Annual Report, is available on the Bank’s website at www.scotiabank.com. As well, the Bank’s 2024 Annual Report and Annual Information Form are available on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

Contents

Management’s Discussion and Analysis

4	Financial Highlights

5	Non-GAAP Measures

16	Overview of Performance

18	Group Financial Performance

21	Business Segment Review

35	Geographic Highlights

36	Quarterly Financial Highlights

37	Financial Position

37	Risk Management

52	Capital Management

54	Financial Instruments

55	Off-Balance Sheet Arrangements

55	Regulatory Developments

55	Accounting Policies and Controls

56	Share Data

57	Glossary
Forward-looking Statements
From time to time, our public communications include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (SEC), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2024 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “aim,” “achieve,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “outlook,” “seek,” “schedule,” “plan,” “goal,” “strive,” “target,” “project,” “commit,” “objective,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would,” “might,” “can” and “could” and positive and negative variations thereof.
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.
We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate and globally; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third parties; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; geopolitical risk (including the potential impact of new or elevated tariffs); changes to our credit ratings; the possible effects on our business and the global economy of war, conflicts or terrorist actions and unforeseen consequences arising from such actions; technological changes, including the use of data and artificial intelligence in our business, and technology resiliency; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; anti-money laundering; disruptions or attacks (including cyberattacks) on the Bank’s information technology, internet connectivity, network accessibility, or other voice or data communications systems or services, which may result in data breaches, unauthorized access to sensitive information, denial of service and potential incidents of identity theft; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional
competitors; exposure related to significant litigation and regulatory matters; environmental, social and governance risks, including climate change, our ability to implement various sustainability-related initiatives (both internally and with our clients and other stakeholders) under expected time frames, and our ability to scale our sustainable-finance products and services; the occurrence of natural and unnatural catastrophic events and claims resulting from such events, including disruptions to public infrastructure, such as transportation, communications, power or water supply; inflationary pressures; global supply-chain disruptions; Canadian housing and household indebtedness; the emergence or continuation of widespread health emergencies or pandemics, including their impact on the global economy, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2024 Annual Report, as may be updated by quarterly reports.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2024 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” and “2025 Priorities” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank Third Quarter Report 2025	3

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial Highlights
T1 Financial highlights

	As at and for the three months ended			As at and for the nine months ended
(Unaudited)	July 31 2025	April 30 2025	July 31 2024	July 31 2025	July 31 2024
Operating results ($ millions)
Net interest income	5,493	5,270	4,862	15,936	14,329
Non-interest income	3,993	3,810	3,502	12,002	10,815
Total revenue	9,486	9,080	8,364	27,938	25,144
Provision for credit losses	1,041	1,398	1,052	3,601	3,021
Non-interest expenses	5,089	5,110	4,949	16,690	14,399
Income tax expense	829	540	451	2,095	1,521
Net income	2,527	2,032	1,912	5,552	6,203
Net income attributable to common shareholders	2,313	1,841	1,756	5,179	5,765
Operating performance
Basic earnings per share ($)	1.84	1.48	1.43	4.14	4.72
Diluted earnings per share ($)	1.84	1.48	1.41	4.02	4.66
Return on equity (%) (1)	12.2	10.1	9.8	9.3	10.9
Return on tangible common equity (%) (2)	15.0	12.5	11.9	11.4	13.4
Productivity ratio (%) (1)	53.7	56.3	59.2	59.7	57.3
Net interest margin (%) (2)	2.36	2.31	2.14	2.30	2.17
Financial position information ($ millions)
Cash and deposits with financial institutions	69,701	63,577	58,329
Trading assets	136,485	128,987	133,999
Loans	761,560	756,372	759,211
Total assets	1,414,686	1,415,465	1,402,366
Deposits	946,842	945,843	949,201
Common equity	75,258	74,686	72,725
Preferred shares and other equity instruments	8,544	10,232	8,779
Assets under administration (1)	825,070	779,054	760,975
Assets under management (1)	407,017	379,889	363,933
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%) (3)	13.3	13.2	13.3
Tier 1 capital ratio (%) (3)	15.2	15.4	15.3
Total capital ratio (%) (3)	16.9	17.1	17.1
Total loss absorbing capacity (TLAC) ratio (%) (4)	29.0	30.3	29.1
Leverage ratio (%) (5)	4.5	4.5	4.5
TLAC Leverage ratio (%) (4)	8.6	8.9	8.5
Risk-weighted assets ($ millions) (3)	463,484	458,989	453,658
Liquidity coverage ratio (LCR) (%) (6)	126	131	133
Net stable funding ratio (NSFR) (%) (6)	120	120	117
Credit quality
Net impaired loans ($ millions)	4,656	4,648	4,449
Allowance for credit losses ($ millions) (7)	7,386	7,276	6,860
Gross impaired loans as a % of loans and acceptances (1)	0.90	0.90	0.84
Net impaired loans as a % of loans and acceptances (1)	0.61	0.61	0.58
Provision for credit losses as a % of average net loans and acceptances (annualized) (1)(8)	0.55	0.75	0.55	0.63	0.53
Provision for credit losses on impaired loans as a % of average net loans and acceptances (annualized) (1)(8)	0.51	0.57	0.51	0.54	0.51
Net write-offs as a % of average net loans and acceptances (annualized) (1)	0.50	0.50	0.45	0.50	0.45
Adjusted results (2)
Adjusted total revenue ($ millions)	9,494	9,098	8,507	27,964	25,287
Adjusted non-interest expenses ($ millions)	5,095	5,067	4,763	15,273	14,177
Adjusted net income ($ millions)	2,518	2,072	2,191	6,952	6,508
Adjusted diluted earnings per share ($)	1.88	1.52	1.63	5.16	4.90
Adjusted return on equity (%)	12.4	10.4	11.3	11.6	11.5
Adjusted return on tangible common equity (%)	15.1	12.7	13.7	14.1	14.0
Adjusted productivity ratio (%)	53.7	55.7	56.0	54.6	56.1
Common share information
Closing share price ($) (TSX)	77.09	68.98	64.47
Shares outstanding (millions)
Average – Basic	1,244	1,246	1,230	1,245	1,222
Average – Diluted	1,245	1,246	1,235	1,250	1,228
End of period	1,242	1,246	1,237
Dividends paid per share ($)	1.10	1.06	1.06	3.22	3.18
Dividend yield (%) (1)	6.0	6.2	6.6	6.0	6.7
Market capitalization ($ millions) (TSX)	95,781	85,918	79,771
Book value per common share ($) (1)	60.57	59.96	58.78
Market value to book value multiple (1)	1.3	1.2	1.1
Price to earnings multiple (trailing 4 quarters) (1)	14.4	13.9	11.3
Other information
Employees (full-time equivalent)	87,317	86,746	89,239
Branches and offices	2,135	2,139	2,279
(1)	Refer to Glossary on page 57 for the description of the measure.
(2)	Refer to Non-GAAP Measures section starting on page 5.
(3)
The regulatory capital ratios are based on Basel III requirements as determined in accordance with the Office of the Superintendent of Financial Institutions (OSFI) Guideline – Capital Adequacy Requirements.

(4)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity.
(5)	The leverage ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements.
(6)	The LCR and NSFR are calculated in accordance with OSFI Guideline – Liquidity Adequacy Requirements (LAR).
(7)	Includes allowance for credit losses on all financial assets – loans, acceptances, off-balance sheet exposures, debt securities and deposits with financial institutions.
(8)	Includes provision for credit losses on certain financial assets – loans, acceptances and off-balance sheet exposures.

4	Scotiabank Third Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-GAAP
Measures
The Bank uses a number of financial measures and ratios to assess its performance, as well as the performance of its operating segments. Some of these financial measures and ratios are presented on a non-GAAP
basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings and therefore might not be comparable to similar financial measures and ratios disclosed by other issuers. The Bank believes that non-GAAP
measures and ratios are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP
measures and ratios are used throughout this report and defined below.
Adjusted results and diluted earnings per share
The following tables present a reconciliation of GAAP reported financial results to non-GAAP
adjusted financial results. Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest
expenses, income taxes and
non-controlling
interests. Presenting results on both a reported basis and adjusted basis allows readers to assess the impact of certain items on results for the periods presented, and to better assess results and trends excluding those items that may not be reflective of ongoing business performance.

Scotiabank Third Quarter Report 2025	5

MANAGEMENT’S DISCUSSION & ANALYSIS

T2 Reconciliation of reported and adjusted results

	For the three months ended			For the nine months ended
($ millions)	July 31 2025	April 30 2025	July 31 2024	July 31 2025	July 31 2024
Reported Results
Net interest income	$5,493	$5,270	$4,862	$15,936	$14,329
Non-interest income	3,993	3,810	3,502	12,002	10,815
Total revenue	9,486	9,080	8,364	27,938	25,144
Provision for credit losses	1,041	1,398	1,052	3,601	3,021
Non-interest expenses	5,089	5,110	4,949	16,690	14,399
Income before taxes	3,356	2,572	2,363	7,647	7,724
Income tax expense	829	540	451	2,095	1,521
Net income	$2,527	$2,032	$1,912	$5,552	$6,203
Net income attributable to non-controlling interests in subsidiaries (NCI)	80	56	36	(18)	87
Net income attributable to equity holders	2,447	1,976	1,876	5,570	6,116
Net income attributable to preferred shareholders and other equity instrument holders	134	135	120	391	351
Net income attributable to common shareholders	$2,313	$1,841	$1,756	$5,179	$5,765
Adjustments
Adjusting items impacting non-interest income and total revenue (Pre-tax)
(a) Divestitures and wind-down of operations	$–	$9	$143	$9	$143
(b) Amortization of acquisition-related intangible assets	8	9	–	17	–
Total non-interest income and total revenue adjusting items (Pre-tax)	8	18	143	26	143
Adjusting items impacting non-interest expenses (Pre-tax)
(a) Divestitures and wind-down of operations	(23)	26	(7)	1,365	(7)
(b) Amortization of acquisition-related intangible assets	17	17	17	52	53
(c) Legal provision	–	–	176	–	176
Total non-interest expense adjusting items (Pre-tax)	(6)	43	186	1,417	222
Total impact of adjusting items on net income before taxes	2	61	329	1,443	365
Impact of adjusting items on income tax expense
(a) Divestitures and wind-down of operations	(6)	(15)	(46)	(28)	(46)
(b) Amortization of acquisition-related intangible assets	(5)	(6)	(4)	(15)	(14)
Total impact of adjusting items on income tax expense	(11)	(21)	(50)	(43)	(60)
Total impact of adjusting items on net income	$(9)	$40	$279	$1,400	$305
Impact of adjusting items on NCI	37	16	(2)	(138)	(2)
Total impact of adjusting items on net income attributable to equity holders	$28	$56	$277	$1,262	$303
Adjusted Results
Net interest income	$5,493	$5,270	$4,862	$15,936	$14,329
Non-interest income	4,001	3,828	3,645	12,028	10,958
Total revenue	9,494	9,098	8,507	27,964	25,287
Provision for credit losses	1,041	1,398	1,052	3,601	3,021
Non-interest expenses	5,095	5,067	4,763	15,273	14,177
Income before taxes	3,358	2,633	2,692	9,090	8,089
Income tax expense	840	561	501	2,138	1,581
Net income	$2,518	$2,072	$2,191	$6,952	$6,508
Net income attributable to NCI	43	40	38	120	89
Net income attributable to equity holders	2,475	2,032	2,153	6,832	6,419
Net income attributable to preferred shareholders and other equity instrument holders	134	135	120	391	351
Net income attributable to common shareholders	$2,341	$1,897	$2,033	$6,441	$6,068

6	Scotiabank Third Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s quarterly financial results were adjusted for the following items. These amounts were recorded in the Other operating segment, unless otherwise noted.
a) Divestitures and wind-down of operations
On January 6, 2025, the Bank entered into an agreement to sell its banking operations in Colombia, Costa Rica and Panama in exchange for an approximately 20% ownership stake in the newly combined entity of Davivienda. On that date, the Bank recognized an impairment loss of $1,362 million ($1,355 million after-tax)
as the banking operations that are part of the transaction were classified as held-for-sale.
Subsequently, in Q2 2025, the Bank recognized an additional impairment loss of $26 million ($8 million after-tax)
and in Q3 2025 recognized a partial reversal of the impairment loss of $23 million ($29 million after-tax).
These subsequent changes represent changes in the carrying value of the assets being sold, as well as changes in foreign currency. These amounts were recorded in non-interest
expenses – other. For further details, please refer to Note 20 of the Condensed Interim Consolidated Financial Statements.
In Q2 2025, the Bank completed the sale of CrediScotia Financiera S.A. (CrediScotia), a wholly-owned consumer finance subsidiary in Peru, to Banco Santander S.A. (Espana). The Bank recognized an additional loss of $9 million in non-interest
income – other upon closing. In Q3 2024, the Bank had recognized an impairment loss of $143 million in non-interest
income – other and a recovery of expenses of $7 million in
non-interest
expenses – salaries and employee benefits (collectively $90 million after-tax),
the majority of which related to goodwill. For further details, please refer to Note 20 of the Condensed Interim Consolidated Financial Statements.
In Q4 2023, the Bank sold its 20% equity interest in Canadian Tire’s Financial Services business (CTFS) to Canadian Tire Corporation. The sale resulted in a net gain of $367 million ($319 million after-tax)
and was recorded in
non-interest
income – other. For further details, please refer to Note 37 of the Consolidated Financial Statements in the 2024 Annual Report to Shareholders.
b) Amortization of acquisition-related intangible assets
These costs relate to the amortization of intangible assets recognized upon the acquisition of businesses, excluding software. These costs are recorded in non-interest
expenses – depreciation and amortization for the Canadian Banking, International Banking and Global Wealth Management operating segments, and non-interest
income – net income from investments in associated corporations for the Other operating segment.
c) Legal provision
In Q3 2024, the Bank recognized a $176 million expense for legal actions in Peru relating to certain value-added tax assessed amounts and associated interest. The legal actions arose from certain client transactions that occurred prior to the Bank’s acquisition of its Peruvian subsidiary. For further details, please refer to Note 24 of the Consolidated Financial Statements in the 2024 Annual Report to Shareholders.
d) Restructuring charge and severance provisions
In Q4 2024, the Bank recorded severance provisions of $53 million ($38 million after-tax)
related to the Bank’s continued efforts to streamline its organizational structure and support execution of the Bank’s strategy. In Q4 2023, the Bank recorded a restructuring charge and severance provisions of $354 million ($258 million after-tax)
related to workforce reductions and changing business needs, as well as ongoing efforts to streamline operational processes and optimize distribution channels. For further details, please refer to Note 24 of the Consolidated Financial Statements in the 2024 Annual Report to Shareholders.
e) Impairment of
non-financial
assets
In Q4 2024, the Bank recorded impairment charges of $343 million ($309 million after-tax)
related to its investment in associate, Bank of Xi’an Co. Ltd. in China, driven primarily by the continued weakening of the economic outlook in China and whose market value has remained below the Bank’s carrying value for a prolonged period (Q4 2023 – $185 million pre-tax
and $159 million
after-tax).
In Q4 2024, the Bank recorded an impairment of software intangible assets of $97 million ($70 million after-tax).
In Q4 2023, the Bank recorded an impairment of software and other intangible assets of $161 million ($114 million after-tax).
For further details, please refer to Notes 18 and 19 of the Consolidated Financial Statements in the 2024 Annual Report to Shareholders.
f) Consolidation of real estate and contract termination costs
In Q4 2023, the Bank recorded costs of $87 million ($63 million after-tax)
related to the consolidation and exit of certain real estate premises, as well as service contract termination costs, as part of the Bank’s optimization strategy.

In addition to the above, the following adjustment also impacted earnings per share calculation.
g) Foreign currency loss on redemption of Subordinated Additional Tier 1 Capital Note
In Q3 2025, the Bank redeemed all outstanding U.S. $1,250 million 4.900% Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (AT1 Note). The redemption resulted in a foreign currency loss of $22 million, which was recognized in retained earnings. The loss was deducted from net income attributable to common shareholders for the purposes of calculating basic and diluted earnings per share (EPS). For the adjusted diluted EPS calculation, the loss was added back as an adjusting item (refer to Table T2A for reconciliation). For further details, please refer to Note 11 and Note 17 of the Condensed Interim Consolidated Financial Statements.

Scotiabank Third Quarter Report 2025	7

MANAGEMENT’S DISCUSSION & ANALYSIS

T2A Reconciliation of reported and adjusted diluted earnings per common share

	For the three months ended			For the nine months ended
($ millions)	July 31 2025	April 30 2025	July 31 2024	July 31 2025	July 31 2024
Reported Results
Net income attributable to common shareholders	$2,313	$1,841	$1,756	$5,179	$5,765
Foreign currency loss on redemption of Subordinated Additional Tier 1 Capital Notes	(22)	–	–	(22)	–
Net income attributable to common shareholders used to calculate basic earnings per common share	$2,291	$1,841	$1,756	$5,157	$5,765
Dilutive impact of share-based payment options and others	–	–	(15)	(136)	(46)
Net income attributable to common shareholders (diluted)	2,291	1,841	1,741	5,021	5,719
Weighted average number of diluted common shares outstanding (millions)	1,245	1,246	1,235	1,250	1,228
Diluted earnings per common share (in dollars)	1.84	1.48	1.41	4.02	4.66
Adjusted Results
Net income attributable to common shareholders used to calculate basic earnings per common share	$2,291	$1,841	$1,756	$5,157	$5,765
Impact of adjusting items on net income attributable to common shareholders (1)	28	56	277	1,262	303
Foreign currency loss on redemption of Subordinated Additional Tier 1 Capital Notes	22	–	–	22	–
Adjusted net income attributable to common shareholders used to calculate adjusted basic earnings per common share	2,341	1,897	2,033	6,441	6,068
Dilutive impact of share-based payment options and others	8	1	(16)	3	(46)
Adjusted net income attributable to common shareholders (diluted)	2,349	1,898	2,017	6,444	6,022
Weighted average number of diluted common shares outstanding (millions)	1,249	1,250	1,235	1,250	1,228
Adjusted diluted earnings per common share (in dollars)	1.88	1.52	1.63	5.16	4.90
Impact of adjustments on diluted earnings per share (in dollars)	$0.04	$0.04	$0.22	$1.14	$0.24
(1)	Refer to Table T2 for details of adjusting items.
T2B Reconciliation of reported and adjusted results by business line

	For the three months ended July 31, 2025 (1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$958	$711	$420	$473	$(35)	$2,527
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	41	3	–	36	80
Reported net income attributable to equity holders	958	670	417	473	(71)	2,447
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	134	134
Reported net income attributable to common shareholders	$958	$670	$417	$473	$(205)	$2,313
Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Amortization of acquisition-related intangible assets	–	–	–	–	8	8
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	(23)	(23)
Amortization of acquisition-related intangible assets	1	7	9	–	–	17
Total non-interest expenses adjustments (Pre-tax)	1	7	9	–	(23)	(6)
Total impact of adjusting items on net income before taxes	1	7	9	–	(15)	2
Total impact of adjusting items on income tax expense	–	(2)	(2)	–	(7)	(11)
Total impact of adjusting items on net income	1	5	7	–	(22)	(9)
Impact of adjusting items on NCI	–	–	–	–	37	37
Total impact of adjusting items on net income attributable to equity holders	1	5	7	–	15	28
Adjusted net income (loss)	$959	$716	$427	$473	$(57)	$2,518
Adjusted net income attributable to equity holders	$959	$675	$424	$473	$(56)	$2,475
Adjusted net income attributable to common shareholders	$959	$675	$424	$473	$(190)	$2,341
(1)	Refer to Business Segment Review on page 21.

8	Scotiabank Third Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the three months ended April 30, 2025 (1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$613	$714	$401	$412	$(108)	$2,032
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	38	2	(1)	17	56
Reported net income attributable to equity holders	613	676	399	413	(125)	1,976
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	135	135
Reported net income attributable to common shareholders	$613	$676	$399	$413	$(260)	$1,841
Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	9	9
Amortization of acquisition-related intangible assets	–	–	–	–	9	9
Total non-interest income and total revenue adjustments (Pre-tax)	–	–	–	–	18	18
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	26	26
Amortization of acquisition-related intangible assets	1	7	9	–	–	17
Total non-interest expenses adjustments (Pre-tax)	1	7	9	–	26	43
Total impact of adjusting items on net income before taxes	1	7	9	–	44	61
Total impact of adjusting items on income tax expense	(1)	(2)	(3)	–	(15)	(21)
Total impact of adjusting items on net income	–	5	6	–	29	40
Impact of adjusting items on NCI	–	–	–	–	16	16
Total impact of adjusting items on net income attributable to equity holders	–	5	6	–	45	56
Adjusted net income (loss)	$613	$719	$407	$412	$(79)	$2,072
Adjusted net income attributable to equity holders	$613	$681	$405	$413	$(80)	$2,032
Adjusted net income attributable to common shareholders	$613	$681	$405	$413	$(215)	$1,897
(1)	Refer to Business Segment Review on page 21.

	For the three months ended July 31, 2024 (1)
($ millions)	Canadian Banking (2)	International Banking (2)	Global Wealth Management (2)	Global Banking and Markets (2)	Other (2)	Total
Reported net income (loss)	$977	$664	$370	$368	$(467)	$1,912
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	35	3	–	(2)	36
Reported net income attributable to equity holders	977	629	367	368	(465)	1,876
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	120	120
Reported net income attributable to common shareholders	$977	$629	$367	$368	$(585)	$1,756
Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	143	143
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	(7)	(7)
Amortization of acquisition-related intangible assets	1	7	9	–	–	17
Legal provision	–	–	–	–	176	176
Total non-interest expenses adjustments (Pre-tax)	1	7	9	–	169	186
Total impact of adjusting items on net income before taxes	1	7	9	–	312	329
Impact of adjusting items on income tax expense	–	(2)	(2)	–	(46)	(50)
Total impact of adjusting items on net income	1	5	7	–	266	279
Impact of adjusting items on NCI	–	–	–	–	(2)	(2)
Total impact of adjusting items on net income attributable to equity holders	1	5	7	–	264	277
Adjusted net income (loss)	$978	$669	$377	$368	$(201)	$2,191
Adjusted net income attributable to equity holders	$978	$634	$374	$368	$(201)	$2,153
Adjusted net income attributable to common shareholders	$978	$634	$374	$368	$(321)	$2,033
(1)	Refer to Business Segment Review on page 21.
(2)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

Scotiabank Third Quarter Report 2025	9

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the nine months ended July 31, 2025 (1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$2,484	$2,111	$1,230	$1,402	$(1,675)	$5,552
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	114	7	(1)	(138)	(18)
Reported net income attributable to equity holders	2,484	1,997	1,223	1,403	(1,537)	5,570
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	391	391
Reported net income attributable to common shareholders	$2,484	$1,997	$1,223	$1,403	$(1,928)	$5,179
Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	9	9
Amortization of acquisition-related intangible assets	–	–	–	–	17	17
Total non-interest income and total revenue adjustments (Pre-tax)	–	–	–	–	26	26
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	1,365	1,365
Amortization of acquisition-related intangible assets	3	22	27	–	–	52
Total non-interest expenses adjustments (Pre-tax)	3	22	27	–	1,365	1,417
Total impact of adjusting items on net income before taxes	3	22	27	–	1,391	1,443
Impact of adjusting items on income tax expense	(1)	(6)	(7)	–	(29)	(43)
Total impact of adjusting items on net income	2	16	20	–	1,362	1,400
Impact of adjusting items on NCI	–	–	–	–	(138)	(138)
Total impact of adjusting items on net income attributable to equity holders	2	16	20	–	1,224	1,262
Adjusted net income (loss)	$2,486	$2,127	$1,250	$1,402	$(313)	$6,952
Adjusted net income attributable to equity holders	$2,486	$2,013	$1,243	$1,403	$(313)	$6,832
Adjusted net income attributable to common shareholders	$2,486	$2,013	$1,243	$1,403	$(704)	$6,441
(1)	Refer to Business Segment Review on page 21.

	For the nine months ended July 31, 2024 (1)
($ millions)	Canadian Banking (2)	International Banking (2)	Global Wealth Management (2)	Global Banking and Markets (2)	Other (2)	Total
Reported net income (loss)	$2,843	$2,062	$1,046	$1,131	$(879)	$6,203
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	81	8	–	(2)	87
Reported net income attributable to equity holders	2,843	1,981	1,038	1,131	(877)	6,116
Reported net income attributable to preferred shareholders and other equity instrument holders	1	1	1	1	347	351
Reported net income attributable to common shareholders	$2,842	$1,980	$1,037	$1,130	$(1,224)	$5,765
Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	143	143
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	(7)	(7)
Amortization of acquisition-related intangible assets	3	23	27	–	–	53
Legal provision	–	–	–	–	176	176
Total non-interest expenses adjustments (Pre-tax)	3	23	27	–	169	222
Total impact of adjusting items on net income before taxes	3	23	27	–	312	365
Impact of adjusting items on income tax expense	(1)	(6)	(7)	–	(46)	(60)
Total impact of adjusting items on net income	2	17	20	–	266	305
Impact of adjusting items on NCI	–	–	–	–	(2)	(2)
Total impact of adjusting items on net income attributable to equity holders	2	17	20	–	264	303
Adjusted net income (loss)	$2,845	$2,079	$1,066	$1,131	$(613)	$6,508
Adjusted net income attributable to equity holders	$2,845	$1,998	$1,058	$1,131	$(613)	$6,419
Adjusted net income attributable to common shareholders	$2,844	$1,997	$1,057	$1,130	$(960)	$6,068
(1)	Refer to Business Segment Review on page 21.
(2)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

10	Scotiabank Third Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Constant Dollar
International Banking business segment results are analyzed on a constant dollar basis which is a non-GAAP
measure. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported, adjusted and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. The tables below are computed on a basis that is different than the table “Impact of foreign currency translation” in Overview of Performance on page 17.
T3 Reconciliation of International Banking’s reported and adjusted results and constant dollar results

Reported Results	For the three months ended						For the nine months ended
($ millions)	April 30, 2025			July 31, 2024 (1)			July 31, 2024 (1)
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$2,179	$28	$2,151	$2,226	$36	$2,190	$6,720	$88	$6,632
Non-interest income	780	8	772	747	12	735	2,287	39	2,248
Total revenue	2,959	36	2,923	2,973	48	2,925	9,007	127	8,880
Provision for credit losses	550	6	544	589	9	580	1,729	18	1,711
Non-interest expenses	1,523	11	1,512	1,550	30	1,520	4,679	101	4,578
Income before taxes	886	19	867	834	9	825	2,599	8	2,591
Income tax expense	172	3	169	170	2	168	537	4	533
Net income	$714	$16	$698	$664	$7	$657	$2,062	$4	$2,058
Net income attributable to non-controlling interests in subsidiaries (NCI)	$38	$1	$37	$35	$–	$35	$81	$(4)	$85
Net income attributable to equity holders of the Bank	$676	$15	$661	$629	$7	$622	$1,981	$8	$1,973
Other measures
Average assets ($ billions)	$229	$3	$226	$233	$4	$229	$234	$3	$231
Average liabilities ($ billions)	$177	$2	$175	$179	$4	$175	$181	$3	$178
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

Adjusted Results	For the three months ended						For the nine months ended
($ millions)	April 30, 2025			July 31, 2024 (1)			July 31, 2024 (1)
(Taxable equivalent basis)	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted
Net interest income	$2,179	$28	$2,151	$2,226	$36	$2,190	$6,720	$88	$6,632
Non-interest income	780	8	772	747	12	735	2,287	39	2,248
Total revenue	2,959	36	2,923	2,973	48	2,925	9,007	127	8,880
Provision for credit losses	550	6	544	589	9	580	1,729	18	1,711
Non-interest expenses	1,516	11	1,505	1,543	31	1,512	4,656	102	4,554
Income before taxes	893	19	874	841	8	833	2,622	7	2,615
Income tax expense	174	3	171	172	2	170	543	3	540
Net income	$719	$16	$703	$669	$6	$663	$2,079	$4	$2,075
Net income attributable to non-controlling interests in subsidiaries (NCI)	$38	$1	$37	$35	$–	$35	$81	$(4)	$85
Net income attributable to equity holders of the Bank	$681	$15	$666	$634	$6	$628	$1,998	$8	$1,990
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

Earning and
non-earning
assets, core earning assets, core net interest income and net interest margin
Net interest margin
Net interest margin is a
non-GAAP
ratio that is used to measure the return generated by the Bank’s core earning assets, net of the cost of funding.
Net interest margin is calculated as core net interest income divided by average core earning assets. Management uses net interest margin to measure profitability and how efficiently the Bank earns income from its core earning assets relative to the cost of funding those assets.

Scotiabank Third Quarter Report 2025	11

MANAGEMENT’S DISCUSSION & ANALYSIS

Components of net interest margin are defined below:
Earning assets
Earning assets are defined as income generating assets which include deposits with financial institutions, trading assets, investment securities, investments in associates, securities borrowed or purchased under resale agreements, loans net of allowances, and customers’ liability under acceptances. This is a non-GAAP
measure.
Non-earning
assets
Non-earning
assets are defined as cash, precious metals, derivative financial instruments, property and equipment, goodwill and intangible assets, deferred tax assets and other assets. This is a non-GAAP
measure.
Core earning assets
Core earning assets are defined as interest-bearing deposits with financial institutions, investment securities and loans, net of allowances. This is a non-GAAP
measure. The Bank believes that this measure is useful for readers as it presents the main interest-generating assets and eliminates the impact of trading businesses.
Core net interest income
Core net interest income is defined as net interest income earned from core earning assets. This is a non-GAAP
measure.
T4 Calculation of net interest margin
Consolidated Bank

	For the three months ended			For the nine months ended
($ millions)	July 31 2025	April 30 2025	July 31 2024	July 31 2025	July 31 2024
Average total assets – Reported (1)	$1,445,858	$1,468,310	$1,422,740	$1,458,099	$1,419,395
Less: Non-earning assets	114,263	118,403	105,539	115,861	108,556
Average total earning assets (1)	$1,331,595	$1,349,907	$1,317,201	$1,342,238	$1,310,839
Less:
Trading assets	148,567	150,997	153,248	152,046	146,680
Securities purchased under resale agreements and securities borrowed	200,737	206,266	189,557	202,604	192,011
Other deductions	36,154	35,003	49,172	34,883	61,383
Average core earning assets (1)	$946,137	$957,641	$925,224	$952,705	$910,765
Net interest income – Reported	$5,493	$5,270	$4,862	$15,936	$14,329
Less: Non-core net interest income	(143)	(135)	(125)	(478)	(462)
Core net interest income	$5,636	$5,405	$4,987	$16,414	$14,791
Net interest margin	2.36%	2.31%	2.14%	2.30%	2.17%
(1)	Average balances represent the average of daily balances for the period.
Canadian Banking

	For the three months ended			For the nine months ended
($ millions)	July 31 2025	April 30 2025	July 31 2024 (1)	July 31 2025	July 31 2024 (1)
Average total assets – Reported (2)	$463,108	$461,444	$451,194	$461,483	$447,006
Less: Non-earning assets	4,681	4,607	4,313	4,681	4,272
Average total earning assets (2)	$458,427	$456,837	$446,881	$456,802	$442,734
Less:
Other deductions	181	179	13,197	183	21,481
Average core earning assets (2)	$458,246	$456,658	$433,684	$456,619	$421,253
Net interest income – Reported	$2,641	$2,524	$2,577	$7,812	$7,550
Less: Non-core net interest income	–	–	–	–	–
Core net interest income	$2,641	$2,524	$2,577	$7,812	$7,550
Net interest margin	2.29%	2.27%	2.36%	2.29%	2.39%
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

(2)	Average balances represent the average of daily balances for the period.

12	Scotiabank Third Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

International Banking

	For the three months ended			For the nine months ended
($ millions)	July 31 2025	April 30 2025	July 31 2024 (1)	July 31 2025	July 31 2024 (1)
Average total assets – Reported (2)	$223,347	$229,118	$232,609	$227,092	$234,120
Less: Non-earning assets	13,442	13,917	15,326	14,082	16,277
Average total earning assets (2)	$209,905	$215,201	$217,283	$213,010	$217,843
Less:
Trading assets	6,147	6,438	6,771	6,330	6,695
Securities purchased under resale agreements and securities borrowed	3,699	4,243	4,442	4,044	4,061
Other deductions	7,346	7,413	6,841	7,120	6,758
Average core earning assets (2)	$192,713	$197,107	$199,229	$195,516	$200,329
Net interest income – Reported	$2,245	$2,179	$2,226	$6,593	$6,720
Less: Non-core net interest income	38	17	19	43	113
Core net interest income	$2,207	$2,162	$2,207	$6,550	$6,607
Net interest margin	4.54%	4.50%	4.41%	4.48%	4.41%
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

(2)	Average balances represent the average of daily balances for the period.
Return on equity
Return on equity is a profitability measure that presents the net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.
Adjusted return on equity is a
non-GAAP
ratio which represents adjusted net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.
Attributed capital and operating segment return on equity
The amount of common equity allocated to each operating segment is referred to as attributed capital. The attribution of capital within each operating segment is intended to approximate a percentage of the Basel III common equity capital requirements based on credit, market and operational risks and leverage inherent within each operating segment. Attributed capital is a non-GAAP
measure. The Bank attributes capital to its business lines to approximate 11.5% of the Basel III common equity capital requirements.
Return on equity for the operating segments is calculated as a ratio of net income attributable to common shareholders of the operating segment and the capital attributed. This is a non-GAAP
measure. Management uses operating segment return on equity to evaluate the performance of its operating segments.
Adjusted return on equity for the operating segments is calculated as a ratio of adjusted net income attributable to common shareholders of the operating segment and the capital attributed. This is a non-GAAP
measure.
T5 Return on equity by operating segment

	For the three months ended July 31, 2025
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$958	$670	$417	$473	$(205	) (1)	$2,313
Total average common equity (2)	20,624	17,856	10,552	14,879	11,061		74,972
Return on equity	18.4%	14.9%	15.7%	12.6%	nm	(3)	12.2%
Adjusted (4)
Net income attributable to common shareholders	$959	$675	$424	$473	$(190	) (1)	$2,341
Return on equity	18.5%	15.0%	15.9%	12.6%	nm	(3)	12.4%
(1)	Includes dividends paid on preferred shares and other equity instruments of $134.
(2)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(3)	Not meaningful.
(4)	Refer to Table on page 6.

Scotiabank Third Quarter Report 2025	13

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the three months ended April 30, 2025							For the three months ended July 31, 2024 (1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$613	$676	$399	$413	$(260	) (2)	$1,841	$977	$629	$367	$368	$(585	) (2)	$1,756
Total average common equity (3)	20,893	18,087	10,332	14,970	10,343		74,625	20,535	19,077	10,195	15,389	6,455		71,651
Return on equity	12.0%	15.3%	15.8%	11.3%	nm	(4)	10.1%	18.9%	13.1%	14.3%	9.5%	nm	(4)	9.8%
Adjusted (5)
Net income attributable to common shareholders	$613	$681	$405	$413	$(215	) (2)	$1,897	$978	$634	$374	$368	$(321	) (2)	$2,033
Return on equity	12.0%	15.5%	16.1%	11.3%	nm	(4)	10.4%	19.0%	13.2%	14.6%	9.5%	nm	(4)	11.3%
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

(2)	Includes dividends paid on preferred shares and other equity instruments of $135 for the three months ended April 30, 2025 and $120 for the three months ended July 31, 2024.
(3)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(4)	Not meaningful.
(5)	Refer to Table on page 6.

	For the nine months ended July 31, 2025							For the nine months ended July 31, 2024 (1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$2,484	$1,997	$1,223	$1,403	$(1,928	) (2)	$5,179	$2,842	$1,980	$1,037	$1,130	$(1,224	) (2)	$5,765
Total average common equity (3)	21,053	18,044	10,356	15,071	10,000		74,524	20,351	19,269	10,203	15,333	5,356		70,512
Return on equity	15.8%	14.8%	15.8%	12.4%	nm	(4)	9.3%	18.7%	13.7%	13.6%	9.8%	nm	(4)	10.9%
Adjusted (5)
Net income attributable to common shareholders	$2,486	$2,013	$1,243	$1,403	$(704	) (2)	$6,441	$2,844	$1,997	$1,057	$1,130	$(960	) (2)	$6,068
Return on equity	15.8%	14.9%	16.1%	12.4%	nm	(4)	11.6%	18.7%	13.8%	13.8%	9.8%	nm	(4)	11.5%
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

(2)	Includes dividends paid on preferred shares and other equity instruments of $391 for the nine months ended July 31, 2025 and $347 for the nine months ended July 31, 2024.
(3)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(4)	Not meaningful.
(5)	Refer to Table on page 6.
Return on tangible common equity
Return on tangible common equity (ROTCE) is a profitability measure that is calculated by dividing the net income attributable to common shareholders (annualized), adjusted for the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders’ equity adjusted for goodwill and intangible assets (excluding software), net of deferred taxes. This is a non-GAAP
ratio. Management uses ROTCE to assess the Bank’s performance and ability to use its tangible common equity to generate returns.
Adjusted return on tangible common equity represents adjusted net income attributable to common shareholders as a percentage of average tangible common equity. This is a non-GAAP
ratio.

14	Scotiabank Third Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

T6 Return on tangible common equity

	For the three months ended			For the nine months ended
($ millions)	July 31 2025	April 30 2025	July 31 2024	July 31 2025	July 31 2024
Reported
Average common equity – Reported (1)	$74,972	$74,625	$71,651	$74,524	$70,512
Average goodwill (1)(2)	(9,827)	(9,962)	(9,052)	(9,683)	(9,080)
Average acquisition-related intangibles (net of deferred tax) (1)	(3,571)	(3,586)	(3,622)	(3,583)	(3,637)
Average tangible common equity (1)	$61,574	$61,077	$58,977	$61,258	$57,795
Net income attributable to common shareholders – reported	$2,313	$1,841	$1,756	$5,179	$5,765
Amortization of acquisition-related intangible assets (after-tax) (3)	20	20	13	54	39
Net income attributable to common shareholders adjusted for amortization of acquisition-related intangible assets (after-tax)	$2,333	$1,861	$1,769	$5,233	$5,804
Return on tangible common equity – reported	15.0%	12.5%	11.9%	11.4%	13.4%
Adjusted
Adjusted net income attributable to common shareholders (3)	$2,341	$1,897	$2,033	$6,441	$6,068
Return on tangible common equity – adjusted	15.1%	12.7%	13.7%	14.1%	14.0%
(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Includes imputed goodwill from investments in associates.
(3)	Refer to Table on page 6.
Adjusted productivity ratio
Adjusted productivity ratio represents adjusted
non-interest
expenses as a percentage of adjusted total revenue. This is a non-GAAP
ratio.
Management uses the productivity ratio as a measure of the Bank’s efficiency. A lower ratio indicates improved productivity.
Adjusted operating leverage
This financial metric measures the rate of growth in adjusted total revenue less the rate of growth in adjusted non-interest
expenses. This is a
non-GAAP
ratio.
Management uses operating leverage as a way to assess the degree to which the Bank can increase operating income by increasing revenue.
Trading-related revenue (Taxable equivalent basis)
Trading-related revenue consists of net interest income and
non-interest
income. Included are unrealized gains and losses on trading security positions held, realized gains and losses from the purchase and sale of securities, fees and commissions from trading securities borrowing and lending activities, and gains and losses on trading derivatives. Underwriting and other advisory fees, which are shown separately in the Consolidated Statement of Income, are excluded. Trading-related revenue includes certain net interest income and non-interest
income items on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt
income earned on certain securities to an equivalent before tax basis. This is a non-GAAP
measure.
Management believes that this basis for measurement of trading-related revenue provides a uniform comparability of net interest income and non-interest
income arising from both taxable and
non-taxable
sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology.
Adjusted effective tax rate
The adjusted effective tax rate is calculated by dividing adjusted income tax expense by adjusted income before taxes. This is a non-GAAP
ratio.

Scotiabank Third Quarter Report 2025	15

MANAGEMENT’S DISCUSSION & ANALYSIS

Overview of Performance
Financial performance summary
The Bank’s reported net income this quarter was $2,527 million compared to $1,912 million in the same period last year, an increase of 32%. The increase was driven primarily by higher revenues, partly offset by higher non-interest
expenses and income taxes. Compared to last quarter, net income increased 24% from $2,032 million. The increase was driven primarily by higher revenues and lower provision for credit losses, partly offset by higher income taxes. Diluted earnings per share were $1.84 compared to $1.41 in the same period last year and $1.48 last quarter. Return on equity was 12.2% compared to 9.8% in the same period last year and 10.1% last quarter.
Adjusted net income was $2,518 million compared to $2,191 million last year, an increase of 15%. The increase was driven primarily by higher revenues, partly offset by higher non-interest
expenses and income taxes. Compared to last quarter, adjusted net income increased 22% from $2,072 million. The increase was driven primarily by higher revenues and lower provision for credit losses, partly offset by higher income taxes.
Adjusted diluted earnings per share were $1.88 compared to $1.63, last year and $1.52 last quarter. Adjusted return on equity was 12.4% compared to 11.3% a year ago and 10.4% last quarter.
Refer to
Non-GAAP
Measures starting on page 5 for details of adjustments.
Economic summary and outlook
The global economic landscape remains challenged by developments in U.S. trade policy. While there is greater clarity about tariffs into the U.S. market given recent announcements, there remains much uncertainty about the impact of these changes on the United States and its trading partners. There are increasing signs that these policies are weighing more heavily on the U.S. than on many other countries, but the boost to growth coming from the U.S. fiscal package may limit the macroeconomic consequences of the tariffs on the U.S. and its trading partners.
It appears that the U.S. Federal Reserve will begin the process of lowering its policy rate in the coming months, though the inflationary consequences of the tariffs may limit its ability to aggressively cut the policy rate. Restrictive monetary policy and uncertainty surrounding the impact of tariffs are leading to modest growth this year before the economy benefits from some fiscal support next year. The economy is expected to grow by 1.5% in both 2025 and 2026, a marked slowdown from the 2.8% pace in 2024.
U.S. trade policy is also significantly impacting Canada. The direct impact of the tariffs on Canadian goods, the uncertainty caused by U.S. policies and the indirect impacts on Canada of a weaker U.S. economy are weighing on growth this year. While there are signs of impacts in some sectors, the economy has thus far proven to be more resilient to tariff-related impacts than feared. This is likely because a large majority of Canadian exports to the U.S. still enter the U.S. tariff free. We expect GDP growth of about 1.6% this year, followed by growth of 1.3% next year. We assess that there is some upside risk to the growth outlook next year if governments move decisively on their desire to transform the Canadian economy. Though growth is weak, we anticipate the Bank of Canada will keep interest rates on hold for the remainder of the year given the upswing in inflation that is currently under way.
Latin American economies are moving at different speeds, faced with divergent performances at home and varying degrees of exposure to international trade conflicts, while regional central banks have shifted to a more careful approach to policy. Mexico’s economy, already facing weak domestic demand, has been further weighed by U.S. tariffs and softer growth stateside that leave it on track for a small contraction in 2025. The country’s central bank has also used up most of its easing space, leaving it with little scope for additional policy support. Peru’s economy continues to exceed expectations with strong growth and low inflation, with the country mostly benefitting from strong copper and gold prices boosting export revenues. Chile may also not face a significant direct impact from U.S. tariffs, but political uncertainty is growing leading up to the general election in late 2025.

16	Scotiabank Third Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Impact of foreign currency translation
The table below reflects the estimated impact of foreign currency translation on key income statement items and is computed on a basis that is different than the “Constant dollar” table in
Non-GAAP
Measures on page 11.
T7 Impact of foreign currency translation

	Average exchange rate			% Change
For the three months ended	July 31 2025	April 30 2025	July 31 2024	July 31, 2025 vs. April 30, 2025	July 31, 2025 vs. July 31, 2024
U.S. dollar/Canadian dollar	0.728	0.704	0.730	3.4%	(0.3)%
Mexican Peso/Canadian dollar	13.862	14.240	12.915	(2.7)%	7.3%
Peruvian Sol/Canadian dollar	2.624	2.594	2.745	1.2%	(4.4)%
Colombian Peso/Canadian dollar	2,997.961	2,944.467	2,910.022	1.8%	3.0%
Chilean Peso/Canadian dollar	687.720	669.254	676.938	2.8%	1.6%

			Average exchange rate		% Change
For the nine months ended			July 31 2025	July 31 2024	July 31, 2025 vs. July 31, 2024
U.S. dollar/Canadian dollar			0.712	0.736	(3.3)%
Mexican Peso/Canadian dollar			14.148	12.699	11.4%
Peruvian Sol/Canadian dollar			2.620	2.760	(5.1)%
Colombian Peso/Canadian dollar			3,004.717	2,905.119	3.4%
Chilean Peso/Canadian dollar			683.714	682.161	0.2%

			For the three months ended		For the nine months ended
Impact on net income (1) ($ millions except EPS)			July 31, 2025 vs. July 31, 2024	July 31, 2025 vs. April 30, 2025	July 31, 2025 vs. July 31, 2024
Net interest income			$(43)	$(32)	$(94)
Non-interest income (2)			(44)	(17)	(81)
Total revenue			(87)	(49)	(175)
Non-interest expenses			25	26	35
Other items (net of tax) (2)			24	11	63
Net income			$(38)	$(12)	$(77)
Earnings per share (diluted)			$(0.03)	$(0.01)	$(0.06)
Impact by business line ($ millions)
Canadian Banking (3)			$1	$(1)	$3
International Banking (2)(3)			(20)	(2)	(11)
Global Wealth Management (3)			(2)	(1)	(5)
Global Banking and Markets (3)			(2)	(10)	22
Other (2)(3)			(15)	2	(86)
Net income			$(38)	$(12)	$(77)
(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.
(3)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

Scotiabank Third Quarter Report 2025	17

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance
T8 Group Financial Performance

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2025	April 30 2025	July 31 2024	July 31 2025	July 31 2024
Reported Results
Net interest income	$5,493	$5,270	$4,862	$15,936	$14,329
Non-interest income	3,993	3,810	3,502	12,002	10,815
Total revenue	9,486	9,080	8,364	27,938	25,144
Provision for credit losses	1,041	1,398	1,052	3,601	3,021
Non-interest expenses	5,089	5,110	4,949	16,690	14,399
Income before taxes	3,356	2,572	2,363	7,647	7,724
Income tax expense	829	540	451	2,095	1,521
Net income	$2,527	$2,032	$1,912	$5,552	$6,203
Net income attributable to non-controlling interests in subsidiaries	$80	$56	$36	$(18)	$87
Net income attributable to equity holders of the Bank	$2,447	$1,976	$1,876	$5,570	$6,116
Other financial data and measures
Return on equity (1)	12.2%	10.1%	9.8%	9.3%	10.9%
Net interest margin (2)	2.36%	2.31%	2.14%	2.30%	2.17%
Effective tax rate (1)	24.7%	21.0%	19.1%	27.4%	19.7%
Provision for credit losses – performing (Stage 1 and 2)	$66	$346	$82	$510	$134
Provision for credit losses – impaired (Stage 3)	$975	$1,052	$970	$3,091	$2,887
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (1)	0.55%	0.75%	0.55%	0.63%	0.53%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (1)	0.51%	0.57%	0.51%	0.54%	0.51%
Net write-offs as a percentage of average net loans and acceptances (annualized) (1)	0.50%	0.50%	0.45%	0.50%	0.45%
(1)	Refer to Glossary on page 57 for the description of the measure.
(2)	Refer to Non-GAAP Measures starting on page 5.
T8A Adjusted Group Financial Performance

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2025	April 30 2025	July 31 2024	July 31 2025	July 31 2024
Adjusted Results (1)
Net interest income	$5,493	$5,270	$4,862	$15,936	$14,329
Non-interest income	4,001	3,828	3,645	12,028	10,958
Total revenue	9,494	9,098	8,507	27,964	25,287
Provision for credit losses	1,041	1,398	1,052	3,601	3,021
Non-interest expenses	5,095	5,067	4,763	15,273	14,177
Income before taxes	3,358	2,633	2,692	9,090	8,089
Income tax expense	840	561	501	2,138	1,581
Net income	$2,518	$2,072	$2,191	$6,952	$6,508
Net income attributable to non-controlling interests in subsidiaries	$43	$40	$38	$120	$89
Net income attributable to equity holders of the Bank	$2,475	$2,032	$2,153	$6,832	$6,419
(1)	Refer to Non-GAAP Measures starting on page 5 for adjusted results.
Net income
Q3 2025 vs Q3 2024
Net income was $2,527 million compared to $1,912 million, an increase of 32%. Adjusted net income was $2,518 million compared to $2,191 million, an increase of 15%. The increase in net income was driven primarily by higher revenues, partly offset by higher non-interest
expenses and income taxes.
Q3 2025 vs Q2 2025
Net income was $2,527 million compared to $2,032 million, an increase of 24%. Adjusted net income was $2,518 million compared to $2,072 million, an increase of 22%. The increase in net income was driven primarily by higher revenues and lower provision for credit losses, partly offset by higher income taxes.
Year-to-date
Q3 2025 vs
Year-to-date
Q3 2024
Net income was $5,552 million compared to $6,203 million, a decrease of 10%. The decrease was driven primarily by higher non-interest
expenses, which included the impairment loss of $1,334 million after-tax related to the announced sale of the banking operations in Colombia, Costa Rica and Panama. In addition, there were higher provision for credit losses and income taxes, partly offset by higher revenues.

18	Scotiabank Third Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Adjusted net income was $6,952 million compared to $6,508 million, an increase of 7%. The increase was driven primarily by higher revenues, partly offset by higher non-interest
expenses, provision for credit losses and income taxes.
Total revenue
Q3 2025 vs Q3 2024
Revenues were $9,486 million compared to $8,364 million, an increase of 13%. Adjusted revenues were $9,494 million compared to $8,507 million, an increase of 12%.
Net interest income was $5,493 million, an increase of $631 million or 13%, due primarily to a higher net interest margin and loan growth, inclusive of the conversion of bankers’ acceptances to loans resulting from the cessation of CDOR in June 2024 (“BA conversion”), partly offset by the negative impact of foreign currency translation. The net interest margin was 2.36%, an increase of 22 basis points from significantly lower funding costs driven by central bank rate cuts in Canada, partly offset by lower deposit margins in Canadian Banking.
Non-interest
income was $3,993 million, up $491 million or 14%. Adjusted
non-interest
income was $4,001 million, an increase of $356 million or 10%. The increase was due mainly to higher wealth management revenues, trading revenues, fee and commission revenues, lower unrealized losses on non-trading
derivatives, and higher income from associated corporations primarily related to the KeyCorp investment. This was partly offset by lower banking revenues due to the BA conversion, as well as the negative impact of foreign currency translation.
Q3 2025 vs Q2 2025
Revenues were $9,486 million compared to $9,080 million, an increase of 4%. Adjusted revenues were $9,494 million compared to $9,098 million, an increase of 4%.
Net interest income increased $223 million or 4%, due primarily to the impact of three additional days in the quarter and higher net interest margin. This was partly offset by a decrease in earning assets and the negative impact of foreign currency translation. The net interest margin increased five basis points, driven mainly by lower funding costs, and higher business line margins.
Non-interest
income increased $183 million or 5%. Adjusted
non-interest
income was up $173 million or 5% from higher banking fees, trading revenues and wealth management revenues. This was partly offset by higher unrealized losses on non-trading
derivatives.
Year-to-date
Q3 2025 vs
Year-to-date
Q3 2024
Revenues were $27,938 million compared to $25,144 million, an increase of 11%. Adjusted revenues were $27,964 million compared to $25,287 million, an increase of 11%.
Net interest income was $15,936 million, an increase of $1,607 million or 11%, due primarily to a higher net interest margin, and loan growth inclusive of the BA conversion, partly offset by the negative impact of foreign currency translation. The net interest margin was 2.30%, an increase of 13 basis points from significantly lower funding costs driven by central bank rate cuts in Canada. This was partly offset by lower deposit margins in Canadian Banking.
Non-interest
income was $12,002 million, up $1,187 million or 11%. Adjusted non-interest
income was $12,028 million, an increase of $1,070 million or 10% due primarily to higher wealth management revenues, fees and commissions, trading revenues, income from associated corporations primarily related to the KeyCorp investment, and underwriting and advisory fees, as well as lower unrealized losses on non-trading
derivatives. These were partly offset by lower banking revenues due to the BA conversion, as well as the negative impact of foreign currency translation.
Provision for credit losses
Q3 2025 vs Q3 2024
The provision for credit losses was $1,041 million compared to $1,052 million, a decrease of $11 million. The provision for credit losses ratio remains unchanged at 55 basis points.
The provision for credit losses on performing loans was $66 million compared to $82 million. The provision this period was related to credit quality migration impacting the commercial portfolios and retail portfolio growth.
The provision for credit losses on impaired loans was $975 million compared to $970 million, an increase of $5 million. The provision for credit losses ratio on impaired loans was 51 basis points, unchanged from last year. The increase in provision this quarter was due primarily to higher formations in Canadian Banking portfolios, partly offset by the International retail portfolio.
Q3 2025 vs Q2 2025
The provision for credit losses was $1,041 million compared to $1,398 million, a decrease of $357 million. The provision for credit losses ratio decreased 20 basis points to 55 basis points.
Provision for credit losses on performing loans was $66 million compared to $346 million. The provision this period was related to credit quality migration impacting the commercial portfolios and retail portfolio growth. Prior quarter provisions were impacted by the significant deterioration in the macroeconomic outlook indicators, as well as the continued uncertainty related to U.S. tariffs, impacting the Canadian retail and commercial portfolios.
The provision for credit losses on impaired loans was $975 million compared to $1,052 million, a decrease of $77 million. The provision for credit losses ratio on impaired loans was 51 basis points, a decrease of six basis points. The decrease this quarter is due primarily to lower provisions in Canadian retail across products and in the corporate loan portfolio, partly offset by higher provisions in the commercial portfolios.
Year-to-date
Q3 2025 vs
Year-to-date
Q3 2024
The provision for credit losses was $3,601 million compared to $3,021 million. The provision for credit losses ratio increased by 10 basis points to 63 basis points.
Provision for credit losses on performing loans was $510 million compared to $134 million. The provision this year was due primarily to retail portfolio growth and the impact of a significant deterioration in the macroeconomic outlook. This also reflects the continued uncertainty related to U.S. tariffs, primarily impacting the Canadian retail and commercial portfolios.
The provision for credit losses on impaired loans was $3,091 million compared to $2,887 million, an increase of $204 million. The provision for credit losses ratio on impaired loans was 54 basis points, an increase of three basis points. The increase in provision this year was due primarily to higher formations in Canadian retail across most products, as well as in Canadian commercial.

Scotiabank Third Quarter Report 2025	19

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-interest expenses
Q3 2025 vs Q3 2024
Non-interest
expenses were $5,089 million, up $140 million or 3%. Adjusted non-interest
expenses were $5,095 million, up $332 million or 7%, driven by higher personnel costs, including performance-based compensation, as well as higher technology and business development costs to support strategic and regulatory initiatives. This was partly offset by the positive impact of foreign currency translation.
The productivity ratio was 53.7% compared to 59.2%. The adjusted productivity ratio was 53.7% compared to 56.0%.
Q3 2025 vs Q2 2025
Non-interest
expenses were down $21 million, due mainly to the partial reversal of the impairment loss related to the announced sale of the banking operations in Colombia, Costa Rica and Panama. Adjusted non-interest
expenses were up $28 million or 1%, driven by the impact of three more days in the quarter, higher personnel costs, including performance-based compensation, and higher business development costs. This was partly offset by lower professional fees, lower employee benefit expenses, and the positive impact of foreign currency translation.
The productivity ratio was 53.7% compared to 56.3%. The adjusted productivity ratio was 53.7% compared to 55.7%.
Year-to-date
Q3 2025 vs
Year-to-date
Q3 2024
Non-interest
expenses were $16,690 million, up $2,291 million or 16%, which includes the impairment loss of $1,365 million related to the announced sale of the banking operations in Colombia, Costa Rica and Panama. Adjusted non-interest
expenses were $15,273 million, up $1,096 million or 8%, driven by higher technology and professional fees to support strategic and regulatory initiatives, and higher personnel costs, including performance and stock-based compensation. This was partly offset by lower depreciation and amortization, and the positive impact of foreign currency translation.
The productivity ratio was 59.7% compared to 57.3%. The adjusted productivity ratio was 54.6% compared to 56.1%. Operating leverage was negative 4.8% on a reported basis and positive 2.9% on an adjusted basis.
Taxes
Q3 2025 vs Q3 2024
The effective tax rate was 24.7% compared to 19.1% due primarily to lower income in lower tax jurisdictions, higher withholding taxes and the implementation of the Global Minimum Tax (GMT), partly offset by higher non-deductible
expenses in the prior year. On an adjusted basis, the effective rate was 25.0% compared to 18.6% due primarily to lower income in lower tax jurisdictions, higher withholding taxes and the implementation of the GMT.
Q3 2025 vs Q2 2025
The effective tax rate was 24.7% compared to 21.0% due primarily to lower income in lower tax jurisdictions, higher withholding taxes and favourable adjustments related to prior periods recorded in the prior quarter.
Year-to-date
Q3 2025 vs
Year-to-date
Q3 2024
The effective tax rate was 27.4% compared to 19.7% due primarily to the impairment loss related to the announced sale of the banking operations in Colombia, Costa Rica and Panama, lower income in lower tax jurisdictions and the implementation of the GMT, partly offset by higher non-deductible
expenses in the prior year. On an adjusted basis, the effective rate was 23.5% compared to 19.5% due primarily to lower income in lower tax jurisdictions and the implementation of the GMT.

20	Scotiabank Third Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review
The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. The Bank’s other smaller operating segments and corporate adjustments are included in the Other segment.
Segment measurement methodologies
Taxable Equivalent Basis
The Bank analyzes revenue on a taxable equivalent basis (TEB) for business lines. This methodology grosses up tax-exempt
income earned on certain securities reported in either net interest income or non-interest
income to an equivalent before tax basis. It also grosses up net income from associated corporations to normalize the effective tax rate in the business lines. Corresponding increases are made to the provision for income taxes; hence, there is no impact on the segment’s net income. Management believes that this basis for measurement provides a uniform comparability of income arising from both taxable and non-taxable
sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. The elimination of the TEB gross-up
is recorded in the Other segment; hence, there is no impact on the consolidated results.
Constant Dollar Basis
International Banking business segment results are analyzed on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates thereby eliminating the impact of foreign currency translation. The Bank believes that reporting in constant dollar is useful for readers in assessing ongoing business performance.
Other segment
The Other segment includes Group Treasury, investments in certain associated corporations, and smaller operating segments and corporate items which are not allocated to a business line. Group Treasury is primarily responsible for balance sheet, liquidity and interest rate risk management, which includes the Bank’s wholesale funding activities.
Funds transfer pricing
Funds transfer pricing (FTP) is the process by which the Bank prices intra-company borrowing or lending between the business segments and the Other segment. Through consideration of interest rate and liquidity risk characteristics of assets, liabilities and off-balance
sheet exposures, this process aims to manage these risks through Group Treasury and enable risk-adjusted management reporting of business segment results. Periodically, the methodology and assumptions used in the FTP process are adjusted to reflect customer behaviours, market dynamics and other factors, which may impact the financial results of the business segments.
Changes in business line allocation methodology
Effective the first quarter of 2025, the Bank made voluntary changes to its allocation methodology impacting business segment presentation. The new methodology includes updates related to the Bank’s FTP, head office expense allocations, and allocations between business segments. Prior period results and ratios for each segment have been revised to conform with the current period’s methodology. Further details on the changes are as follows:

1.
FTP methodology was updated, primarily related to the allocation of substantially all liquidity costs to the business lines from the Other segment, reflecting the Bank’s strategic objective to maintain higher liquidity ratios.

2.
Periodically, the Bank updates its allocation methodologies. This includes a comprehensive update to the allocation of head office expenses across countries within International Banking, updates to the allocation of clients and associated revenue, expenses, and balances between International Banking, Global Banking and Markets, and Global Wealth Management to align with the strategy, as well as updates to the allocation of head office expenses and income taxes from the Other segment to the business segments.

3.
To be consistent with the reporting of Scotiabank’s recent minority investment in KeyCorp, the Bank has also made changes to the reporting of certain minority investments in International Banking (Bank of Xi’an Co. Ltd.) and Global Wealth Management (Bank of Beijing Scotia Asset Management) which will now be reported in the Other segment.

Scotiabank Third Quarter Report 2025	21

MANAGEMENT’S DISCUSSION & ANALYSIS

Canadian Banking
T9 Canadian Banking financial performance
	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2025	April 30 2025	July 31 2024 (1)	July 31 2025	July 31 2024 (1)
Reported Results
Net interest income	$2,641	$2,524	$2,577	$7,812	$7,550
Non-interest income (2)	730	711	728	2,206	2,164
Total revenue	3,371	3,235	3,305	10,018	9,714
Provision for credit losses	456	805	435	1,799	1,241
Non-interest expenses	1,596	1,581	1,528	4,788	4,547
Income before taxes	1,319	849	1,342	3,431	3,926
Income tax expense	361	236	365	947	1,083
Net income	$958	$613	$977	$2,484	$2,843
Net income attributable to non-controlling interests in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$958	$613	$977	$2,484	$2,843
Other financial data and measures
Return on equity (3)	18.4%	12.0%	18.9%	15.8%	18.7%
Net interest margin (3)	2.29%	2.27%	2.36%	2.29%	2.39%
Effective tax rate (4)	27.3%	27.8%	27.1%	27.6%	27.6%
Provision for credit losses – performing (Stage 1 and 2)	$9	$317	$97	$377	$138
Provision for credit losses – impaired (Stage 3)	$447	$488	$338	$1,422	$1,103
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (4)	0.40%	0.72%	0.39%	0.53%	0.38%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (4)	0.39%	0.44%	0.30%	0.42%	0.33%
Net write-offs as a percentage of average net loans and acceptances (annualized) (4)	0.40%	0.38%	0.29%	0.39%	0.30%
Average assets ($ billions)	$463	$461	$451	$461	$447
Average liabilities ($ billions)	$381	$384	$389	$383	$390
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

(2)
Includes income (on a taxable equivalent basis) from associated corporations for the three months ended July 31, 2025 – $(2) (April 30, 2025 – $(2); July 31, 2024 – nil) and for the nine months ended July 31, 2025 – $20 (July 31, 2024 – $(7)).

(3)	Refer to Non-GAAP Measures starting on page 5.
(4)	Refer to Glossary on page 57 for the description of the measure.
T9A Adjusted Canadian Banking financial performance

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2025	April 30 2025	July 31 2024 (1)	July 31 2025	July 31 2024 (1)
Adjusted Results (2)
Net interest income	$2,641	$2,524	$2,577	$7,812	$7,550
Non-interest income	730	711	728	2,206	2,164
Total revenue	3,371	3,235	3,305	10,018	9,714
Provision for credit losses	456	805	435	1,799	1,241
Non-interest expenses (3)	1,595	1,580	1,527	4,785	4,544
Income before taxes	1,320	850	1,343	3,434	3,929
Income tax expense	361	237	365	948	1,084
Net income	$959	$613	$978	$2,486	$2,845
Net income attributable to non-controlling interests in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$959	$613	$978	$2,486	$2,845
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

(2)	Refer to Non-GAAP Measures starting on page 5 for adjusted results.
(3)
Includes adjustment for amortization of acquisition-related intangible assets, excluding software for the three months ended July 31, 2025 – $1 (April 30, 2025 – $1; July 31, 2024 – $1) and for the nine months ended July 31, 2025 – $3 (July 31, 2024 – $3).

Net income
Q3 2025 vs Q3 2024
Net income attributable to equity holders was $958 million compared to $977 million.
Adjusted net income attributable to equity holders was $959 million, a decrease of $19 million or 2%. The decrease was due primarily to higher non-interest
expenses and provision for credit losses, partly offset by higher revenues.
Q3 2025 vs Q2 2025
Net income attributable to equity holders increased $345 million or 56%. The increase was due primarily to lower provision for credit losses and higher revenues.

22	Scotiabank Third Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date
Q3 2025 vs
Year-to-date
Q3 2024
Net income attributable to equity holders was $2,484 million compared to $2,843 million, a decrease of $359 million or 13%. Adjusted net income attributable to equity holders was $2,486 million, a decrease of $359 million or 13%. The decrease was due primarily to higher provision for credit losses and non-interest
expenses, partly offset by higher revenues.
Average assets
Q3 2025 vs Q3 2024
Average assets increased $12 billion or 3% to $463 billion. The growth included $13 billion or 5% in residential mortgages, partly offset by a decline of $1 billion or 1% in personal loans.
Q3 2025 vs Q2 2025
Average assets increased $2 billion. The growth included $1 billion in residential mortgages and $1 billion in business loans.
Year-to-date
Q3 2025 vs
Year-to-date
Q3 2024
Average assets increased $14 billion or 3% to $461 billion. The growth included $13 billion or 5% in residential mortgages and $1 billion or 1% in business loans.
Average liabilities
Q3 2025 vs Q3 2024
Average liabilities decreased $8 billion or 2% to $381 billion. The decrease was due primarily to a reduction of $13 billion in bankers’ acceptances liabilities due to the BA conversion. Average deposits increased $6 billion or 2% driven by growth of $5 billion or 2% in personal deposits, primarily in chequing and savings products, and $1 billion or 1% in non-personal
deposits, mainly in demand accounts.
Q3 2025 vs Q2 2025
Average liabilities decreased $3 billion or 1%, due primarily to a decline of $2 billion or 1% in non-personal
deposits, and $1 billion in personal deposits, as the decline in term products was partly offset by solid growth in chequing and savings products.
Year-to-date
Q3 2025 vs
Year-to-date
Q3 2024
Average liabilities decreased $7 billion or 2% to $383 billion. The decrease was due primarily to a reduction of $21 billion in bankers’ acceptances liabilities due to the BA conversion. Average deposits increased $15 billion or 4% driven by growth of $8 billion or 6% in non-personal
deposits, and $7 billion or 3% in personal deposits.
Total revenue
Q3 2025 vs Q3 2024
Revenues were $3,371 million, an increase of $66 million or 2%.
Net interest income of $2,641 million increased $64 million or 2% due primarily to asset and deposit growth, and the benefit of the BA conversion, partly offset by lower net interest margin. The net interest margin declined seven basis points to 2.29% due primarily to a decline in deposit margins reflecting the impact of Bank of Canada’s rate cuts.
Non-interest
income of $730 million increased $2 million due primarily to higher mutual fund distribution fees and insurance income, partly offset by elevated private equity gains in the prior year and lower banking fees, including the impact of the BA conversion.
Q3 2025 vs Q2 2025
Revenues increased $136 million or 4%.
Net interest income increased $117 million or 5% due primarily to three additional days in the quarter, and higher net interest margin. The net interest margin increased two basis points to 2.29% due to an increase in deposit margins from improving deposit mix.
Non-interest
income increased $19 million or 3% due primarily to higher banking and mutual fund distribution fees, partly offset by lower insurance income.
Year-to-date
Q3 2025 vs
Year-to-date
Q3 2024
Revenues were $10,018 million, an increase of $304 million or 3%.
Net interest income of $7,812 million increased $262 million or 3% due primarily to solid asset and deposit growth, and the benefit of the BA conversion, partly offset by lower net interest margin. The net interest margin declined 10 basis points to 2.29% due primarily to lower deposit margins reflecting the impact of Bank of Canada’s rate cuts, partly offset by an increase in asset margins.
Non-interest
income of $2,206 million increased $42 million or 2% due primarily to elevated private equity gains, higher mutual fund distribution fees and insurance income, partly offset by lower banking fees, including the impact of the BA conversion.

Scotiabank Third Quarter Report 2025	23

MANAGEMENT’S DISCUSSION & ANALYSIS

Provision for credit losses
Q3 2025 vs Q3 2024
The provision for credit losses was $456 million
,
compared to $435 million, an increase of $21 million. The provision for credit losses ratio increased one basis point to 40 basis points.
The provision for credit losses on performing loans was $9 million compared to $97 million. The provision this period was driven by portfolio growth and the unfavorable macroeconomic outlook impacting the commercial portfolio. The higher provision in the prior period was driven by credit migration in the retail portfolio and the unfavourable macroeconomic outlook.
Provision for credit losses on impaired loans was $447 million compared to $338 million, an increase of $109 million. The provision for credit losses ratio on impaired loans was 39 basis points, an increase of nine basis points. The increase this period was due primarily to higher formations in commercial and retail, mainly in unsecured revolving products.
Q3 2025 vs Q2 2025
The provision for credit losses was $456 million
,
compared to $805 million, a decrease of $349 million. The provision for credit losses ratio decreased 32 basis points to 40 basis points.
The provision for credit losses on performing loans was $9 million compared to $317 million. Prior quarter provisions were impacted by the significant deterioration in the macroeconomic outlook, as well as the continued uncertainty related to U.S. tariffs impacting the retail and commercial portfolios.
Provision for credit losses on impaired loans was $447 million compared to $488 million, a decrease of $41 million. The provision for credit losses ratio on impaired loans was 39 basis points, a decrease of five basis points. The lower provision this quarter was due primarily to lower retail provisions mostly in personal loans, partly offset by an increase in the commercial portfolio.
Year-to-date
Q3 2025 vs
Year-to-date
Q3 2024
The provision for credit losses was $1,799 million, an increase of $558 million. The provision for credit losses ratio was 53 basis points, an increase of 15 basis points.
The provision for credit losses on performing loans was $377 million compared to $138 million, an increase of $239 million. The provision this year was due primarily to the impact of a significant deterioration in the macroeconomic outlook. This also reflected the continued uncertainty related to U.S. tariffs, impacting the Canadian retail and commercial portfolios.
Provision for credit losses on impaired loans was $1,422 million compared to $1,103 million, an increase of $319 million, due primarily to higher formations in retail across most products, and commercial portfolios. The provision for credit losses ratio on impaired loans was 42 basis points, an increase of nine basis points.
Non-interest expenses
Q3 2025 vs Q3 2024
Non-interest
expenses were $1,596 million, an increase of $68 million or 4%, due primarily to higher technology costs related to new systems and infrastructure implemented, increased project spend supporting key strategic and regulatory initiatives, higher marketing costs, as well as general inflationary increases.
Q3 2025 vs Q2 2025
Non-interest
expenses increased $15 million or 1%, due primarily to the impact of three more days in the quarter, partly offset by lower technology costs.
Year-to-date
Q3 2025 vs
Year-to-date
Q3 2024
Non-interest
expenses were $4,788 million, an increase of $241 million or 5%, due primarily to higher technology costs related to new systems and infrastructure implemented, increased project spend supporting key strategic and regulatory initiatives, as well as general inflationary increases.
Taxes
The effective tax rate was 27.3% compared to 27.1% in the prior year and 27.8% in the prior quarter. On a year-to-date basis, the effective tax rate was 27.6% in line with the prior year.

24	Scotiabank Third Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

International Banking
T10 International Banking financial performance
	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2025	April 30 2025	July 31 2024 (1)	July 31 2025	July 31 2024 (1)
Reported Results
Net interest income	$2,245	$2,179	$2,226	$6,593	$6,720
Non-interest income (2)	758	780	747	2,399	2,287
Total revenue	3,003	2,959	2,973	8,992	9,007
Provision for credit losses	562	550	589	1,714	1,729
Non-interest expenses	1,511	1,523	1,550	4,587	4,679
Income before taxes	930	886	834	2,691	2,599
Income tax expense	219	172	170	580	537
Net income	$711	$714	$664	$2,111	$2,062
Net income attributable to non-controlling interests in subsidiaries	$41	$38	$35	$114	$81
Net income attributable to equity holders of the Bank	$670	$676	$629	$1,997	$1,981
Other financial data and measures
Return on equity (3)	14.9%	15.3%	13.1%	14.8%	13.7%
Net interest margin (3)	4.54%	4.50%	4.41%	4.48%	4.41%
Effective tax rate (4)	23.6%	19.4%	20.4%	21.6%	20.7%
Provision for credit losses – performing (Stage 1 and 2)	$37	$27	$(28)	$91	$(32)
Provision for credit losses – impaired (Stage 3)	$525	$523	$617	$1,623	$1,761
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (4)	1.39%	1.37%	1.39%	1.41%	1.37%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (4)	1.29%	1.31%	1.46%	1.33%	1.40%
Net write-offs as a percentage of average net loans and acceptances (annualized) (4)	1.12%	1.19%	1.27%	1.20%	1.24%
Average assets ($ billions)	$223	$229	$233	$227	$234
Average liabilities ($ billions)	$173	$177	$179	$175	$181
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

(2)
Includes income (on a taxable equivalent basis) from associated corporations for the three months ended July 31, 2025 – $39 (April 30, 2025 – $38; July 31, 2024 – $36) and for the nine months ended July 31, 2025 – $112 (July 31, 2024 – $94). This income from associated corporations includes a tax normalization adjustment for the three months ended July 31, 2025 – $8 (April 30, 2025 – $9; July 31, 2024 – $8) and for the nine months ended July 31, 2025 – $25 (July 31, 2024 – $19).

(3)	Refer to Non-GAAP Measures starting on page 5.
(4)	Refer to Glossary on page 57 for the description of the measure.
T10A Adjusted International Banking financial performance

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2025	April 30 2025	July 31 2024 (1)	July 31 2025	July 31 2024 (1)
Adjusted Results (2)
Net interest income	$2,245	$2,179	$2,226	$6,593	$6,720
Non-interest income	758	780	747	2,399	2,287
Total revenue	3,003	2,959	2,973	8,992	9,007
Provision for credit losses	562	550	589	1,714	1,729
Non-interest expenses (3)	1,504	1,516	1,543	4,565	4,656
Income before taxes	937	893	841	2,713	2,622
Income tax expense	221	174	172	586	543
Net income	$716	$719	$669	$2,127	$2,079
Net income attributable to non-controlling interests in subsidiaries	$41	$38	$35	$114	$81
Net income attributable to equity holders of the Bank	$675	$681	$634	$2,013	$1,998
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

(2)	Refer to Non-GAAP Measures starting on page 5 for adjusted results.
(3)
Includes adjustment for amortization of acquisition-related intangible assets, excluding software for the three months ended July 31, 2025 – $7 (April 30, 2025 – $7; July 31, 2024 – $7) and for the nine months ended July 31, 2025 – $22 (July 31, 2024 – $23).

Net income
Q3 2025 vs Q3 2024
Net income attributable to equity holders was $670 million compared to $629 million, an increase of $41 million or 6%. Adjusted net income attributable to equity holders was $675 million, an increase of $41 million or 6%. The increase was driven by lower non-interest
expenses and provision for credit losses and higher revenues. This was partly offset by higher income taxes and the negative impact of foreign currency translation.

Scotiabank Third Quarter Report 2025	25

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2025 vs Q2 2025
Net income attributable to equity holders was $670 million, a decrease of $6 million or 1%. Adjusted net income attributable to equity holders was $675 million, a decrease of $6 million or 1%. The decrease was driven by higher income taxes, lower non-interest
income, the negative impact of foreign currency translation and higher provision for credit losses. This was partly offset by higher net interest income and lower non-interest expenses.
Year-to-date
Q3 2025 vs
Year-to-date
Q3 2024
Net income attributable to equity holders was $1,997 million, an increase of $16 million or 1% from $1,981 million. Adjusted net income attributable to equity holders was $2,013 million, an increase of $15 million or 1%. The increase was driven by higher non-interest
income, lower
non-interest
expenses and lower provision for credit losses. This was partly offset by lower net interest income, higher income taxes and the negative impact of foreign currency translation.
Financial Performance on a Constant Dollar Basis
The discussion below on the results of operations is on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates, which is a non-GAAP
financial measure (refer to
Non-GAAP
Measures starting on page 5). The Bank believes that constant dollar is useful for readers in assessing ongoing business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. Ratios are on a reported basis.
T11 International Banking financial performance on reported and constant dollar basis

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2025	April 30 2025	July 31 2024 (1)	July 31 2025	July 31 2024 (1)
Constant dollars – Reported (2)
Net interest income	$2,245	$2,151	$2,190	$6,593	$6,632
Non-interest income (3)	758	772	735	2,399	2,248
Total revenue	3,003	2,923	2,925	8,992	8,880
Provision for credit losses	562	544	580	1,714	1,711
Non-interest expenses	1,511	1,512	1,520	4,587	4,578
Income before taxes	930	867	825	2,691	2,591
Income tax expense	219	169	168	580	533
Net income	$711	$698	$657	$2,111	$2,058
Net income attributable to non-controlling interests in subsidiaries	$41	$37	$35	$114	$85
Net income attributable to equity holders of the Bank	$670	$661	$622	$1,997	$1,973
Other financial data and measures
Average assets ($ billions)	$223	$226	$229	$227	$231
Average liabilities ($ billions)	$173	$175	$175	$175	$178
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

(2)	Refer to Constant Dollar reconciliation on page 11.
(3)
Includes income (on a taxable equivalent basis) from associated corporations for the three months ended July 31, 2025 – $39 (April 30, 2025 – $37; July 31, 2024 – $35) and for the nine months ended July 31, 2025 – $112 (July 31, 2024 – $95).

T11A International Banking financial performance on adjusted and constant dollar basis

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2025	April 30 2025	July 31 2024 (1)	July 31 2025	July 31 2024 (1)
Constant dollars – Adjusted (2)
Net interest income	$2,245	$2,151	$2,190	$6,593	$6,632
Non-interest income	758	772	735	2,399	2,248
Total revenue	3,003	2,923	2,925	8,992	8,880
Provision for credit losses	562	544	580	1,714	1,711
Non-interest expenses	1,504	1,505	1,512	4,565	4,554
Income before taxes	937	874	833	2,713	2,615
Income tax expense	221	171	170	586	540
Net income	$716	$703	$663	$2,127	$2,075
Net income attributable to non-controlling interests in subsidiaries	$41	$37	$35	$114	$85
Net income attributable to equity holders of the Bank	$675	$666	$628	$2,013	$1,990
Other financial data and measures
Average assets ($ billions)	$223	$226	$229	$227	$231
Average liabilities ($ billions)	$173	$175	$175	$175	$178
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

(2)	Refer to Constant Dollar reconciliation on page 11.

26	Scotiabank Third Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Net income
Q3 2025 vs Q3 2024
Net income attributable to equity holders was $670 million, an increase of $48 million or 8%. Adjusted net income attributable to equity holders was $675 million, an increase of $47 million or 7%. The increase was driven by higher revenues and lower provision for credit losses and non-interest
expenses. This was partly offset by higher income taxes.
Q3 2025 vs Q2 2025
Net income attributable to equity holders was $670 million and adjusted net income attributable to equity holders was $675 million, an increase of $9 million or 1%. The increase was driven by higher net interest income. This was partly offset by higher income taxes and provision for credit losses, as well as lower non-interest
income.
Year-to-date
Q3 2025 vs
Year-to-date
Q3 2024
Net income attributable to equity holders was $1,997 million, an increase of $24 million or 1% from $1,973 million. Adjusted net income attributable to equity holders was $2,013 million, an increase of $23 million or 1%. The increase was driven by higher non-interest
income. This was partly offset by lower net-interest income, and higher non-interest
expenses and income taxes.
Average assets
Q3 2025 vs Q3 2024
Average assets were $223 billion, a reduction of $6 billion or 2%. Total loans decreased $5 billion or 3%, primarily in Mexico and Brazil. The decrease was driven by an 8% reduction in business loans, partly offset by an increase of 3% in retail loans.
Q3 2025 vs Q2 2025
Average assets were $223 billion, a reduction of $3 billion or 1%. Investment securities declined by $1 billion or 4%. Total loans were in line with the prior quarter, as an increase in retail loans of 1% was offset by a reduction in business loans of 1%.
Year-to-date
Q3 2025 vs
Year-to-date
Q3 2024
Average assets were $227 billion, a reduction of $4 billion or 2%. Total loans decreased by 3%, primarily in Brazil, Peru and Mexico. The decrease was driven by an 8% reduction in business loans, in line with the Bank’s capital deployment strategy. This was partly offset by an increase of 3% in retail loans.
Average liabilities
Q3 2025 vs Q3 2024
Average liabilities were $173 billion, a reduction of $2 billion or 1%. Other liabilities declined by $3 billion. Total deposits were in line with the prior year.
Q3 2025 vs Q2 2025
Average liabilities were $173 billion a reduction of $2 billion or 1%. Other liabilities declined by $3 billion. Total deposits increased by 1% primarily in Colombia partly offset by Mexico.
Non-personal
deposits increased by 1%. Term deposits were in line with the prior quarter.
Year-to-date
Q3 2025 vs
Year-to-date
Q3 2024
Average liabilities were $175 billion, a decrease of $3 billion or 2%. Other liabilities declined by $3 billion. Total deposits decreased by 1% primarily in Mexico and Brazil.
Non-personal
deposits decreased by 2% and personal deposits increased by 1%. Term deposits decreased by 5% and non-term
deposits increased by 4%.
Total revenue
Q3 2025 vs Q3 2024
Revenues were $3,003 million compared to $2,925 million, an increase of $78 million or 3%.
Net interest income was $2,245 million, an increase of $55 million or 3%, driven by lower funding costs in Brazil and Mexico. Net interest margin increased by 13 basis points to 4.54%, driven mainly by lower funding costs due to declines in central bank rates.
Non-interest
income was $758 million, an increase of $23 million or 3%, driven mainly by higher banking fees in Chile and Colombia, and investment gains in Peru.
Q3 2025 vs Q2 2025
Revenues were $3,003 million compared to $2,923 million, an increase of $80 million or 3%.
Net interest income was $2,245 million, an increase of $94 million or 4%, driven mainly by three more days in the quarter and lower funding costs. Net interest margin increased by four basis points to 4.54%, driven by lower funding costs, mainly in Brazil.
Non-interest
income was $758 million, a decrease of $14 million or 2%, driven mainly by lower trading revenues in Brazil.

Scotiabank Third Quarter Report 2025	27

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date
Q3 2025 vs
Year-to-date
Q3 2024
Revenues were $8,992 million compared to $8,880 million an increase of $112 million or 1%.
Net interest income decreased by $39 million or 1%. Net interest margin increased by seven basis points to 4.48%, driven by lower funding costs due to declines in central bank rates.
Non-interest
income increased by $151 million or 7% due mainly to higher trading revenues in Chile and Mexico.
Provision for credit losses
Q3 2025 vs Q3 2024
The provision for credit losses was $562 million compared to $580 million, a decrease of $18 million. The provision for credit losses ratio was 139 basis points, unchanged from the prior period.
Provision for credit losses on performing loans was $37 million
,
compared to a net reversal of $28 million. The provision this period was driven by retail portfolio growth, primarily in Mexico and Colombia
,
as well as credit migration in the commercial portfolio. The prior period reversal was due mainly to retail credit migration to impaired, partly offset by higher commercial provisions.
Provision for credit losses on impaired loans was $525 million compared to $608 million, a decrease of $83 million, due primarily to lower retail formations mainly in Colombia and Peru, due in part to the CrediScotia divestiture. The provision for credit losses ratio on impaired loans was 129 basis points, a decrease of 17 basis points.
Q3 2025 vs Q2 2025
The provision for credit losses was $562 million compared to $544 million, an increase of $18 million. The provision for credit losses ratio was 139 basis points, an increase of two basis points.
Provision for credit losses on performing loans was $37 million compared to $26 million. The provision this period was driven by retail portfolio growth, primarily in Mexico and Colombia
,
along with credit migration in the commercial portfolio.
Provision for credit losses on impaired loans was $525 million compared to $518 million, an increase of $7 million driven by higher formations in the commercial portfolio. The provision for credit losses ratio on impaired loans decreased two basis points to 129 basis points.
Year-to-date
Q3 2025 vs
Year-to-date
Q3 2024
The provision for credit losses was $1,714 million compared to $1,711 million, an increase of $3 million. The provision for credit losses ratio was 141 basis points, an increase of four basis points.
Provision for credit losses on performing loans was $91 million compared to a net reversal of $31 million. The provision this period was driven by the continued unfavourable macroeconomic outlook along with credit migration in the commercial portfolio and retail portfolio growth. The prior period reversal was due mainly to retail credit migration to impaired, partly offset by higher commercial provisions.
Provision for credit losses on impaired loans was $1,623 million compared to $1,742 million, a decrease of $119 million. This was due primarily to a decrease in retail provisions driven by lower formations mainly in Colombia and Peru, due in part to the CrediScotia divestiture. The provision for credit losses ratio on impaired loans was 133 basis points, a decrease of seven basis points.
Non-interest expenses
Q3 2025 vs Q3 2024
Non-interest
expenses were $1,511 million compared to $1,520 million, a decrease of $9 million or 1%. Adjusted non-interest
expenses were $1,504 million, a decrease of $8 million. Lower depreciation and amortization were partly offset by higher salaries and employee benefits.
Q3 2025 vs Q2 2025
Non-interest
expenses were $1,511 million and adjusted
non-interest
expenses were $1,504 million, both in line with prior quarter. Higher salaries and employee benefits were largely offset by lower communications expenses.
Year-to-date
Q3 2025 vs
Year-to-date
Q3 2024
Non-interest
expenses were $4,587 million compared to $4,578 million, an increase of $9 million. On an adjusted basis, non-interest
expenses were $4,565 million, an increase of $11 million, driven mainly by higher technology costs and salaries and employee benefits. This was offset by lower depreciation and amortization, mainly in Colombia. The business continues to realize the benefits from its efficiency initiatives which have been instrumental in reducing expenses, despite an inflationary environment.
Taxes
Q3 2025 vs Q3 2024
The effective tax rate was 23.6% compared to 20.4%. On an adjusted basis, the effective tax rate was 23.6% compared to 20.5%. The increase was due primarily to the implementation of the GMT in the current year and a lower inflationary adjustment in Chile.
Q3 2025 vs Q2 2025
The effective tax rate was 23.6% compared to 19.4%. On an adjusted basis, the effective tax rate was 23.6% compared to 19.5%. The increase was due primarily to favorable adjustments in the prior quarter and change in the earnings mix across jurisdictions.
Year-to-date
Q3 2025 vs
Year-to-date
Q3 2024
The effective tax rate was 21.6% compared to 20.7%. On an adjusted basis, the effective tax rate was 21.6% compared to 20.7%. The increase was due primarily to the implementation of the GMT in the current year and change in the earnings mix across jurisdictions. This was partly offset by favorable adjustments related to prior periods.

28	Scotiabank Third Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Wealth Management

T12 Global Wealth Management financial performance

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2025	April 30 2025	July 31 2024 (1)	July 31 2025	July 31 2024 (1)
Reported Results
Net interest income	$266	$246	$206	$744	$579
Non-interest income	1,338	1,295	1,222	3,980	3,544
Total revenue	1,604	1,541	1,428	4,724	4,123
Provision for credit losses	4	2	10	10	22
Non-interest expenses	1,030	997	926	3,049	2,706
Income before taxes	570	542	492	1,665	1,395
Income tax expense	150	141	122	435	349
Net income	$420	$401	$370	$1,230	$1,046
Net income attributable to non-controlling interests in subsidiaries	$3	$2	$3	$7	$8
Net income attributable to equity holders of the Bank	$417	$399	$367	$1,223	$1,038
Other financial data and measures
Return on equity (2)	15.7%	15.8%	14.3%	15.8%	13.6%
Effective tax rate (3)	26.4%	26.0%	24.8%	26.1%	25.0%
Assets under administration ($ billions) (3)	$754	$710	$694	$754	$694
Assets under management ($ billions) (3)	$407	$380	$364	$407	$364
Average assets ($ billions)	$39	$38	$36	$38	$35
Average liabilities ($ billions)	$50	$47	$41	$47	$41
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

(2)	Refer to Non-GAAP Measures starting on page 5.
(3)	Refer to Glossary on page 57 for the description of the measure.
T12A Adjusted Global Wealth Management financial performance

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2025	April 30 2025	July 31 2024 (1)	July 31 2025	July 31 2024 (1)
Adjusted Results (2)
Net interest income	$266	$246	$206	$744	$579
Non-interest income	1,338	1,295	1,222	3,980	3,544
Total revenue	1,604	1,541	1,428	4,724	4,123
Provision for credit losses	4	2	10	10	22
Non-interest expenses (3)	1,021	988	917	3,022	2,679
Income before taxes	579	551	501	1,692	1,422
Income tax expense	152	144	124	442	356
Net income	$427	$407	$377	$1,250	$1,066
Net income attributable to non-controlling interests in subsidiaries	$3	$2	$3	$7	$8
Net income attributable to equity holders of the Bank	$424	$405	$374	$1,243	$1,058
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

(2)	Refer to Non-GAAP Measures starting on page 5 for adjusted results.
(3)
Includes adjustment for Amortization of acquisition-related intangible assets, excluding software for the three months ended July 31, 2025 – $9 (April 30, 2025 – $9; July 31, 2024 – $9) and for the nine months ended July 31, 2025 – $27 (July 31, 2024 – $27).

Net income
Q3 2025 vs Q3 2024
Net income attributable to equity holders was $417 million, an increase of $50 million or 14%. Adjusted net income attributable to equity holders was $424 million, up $50 million or 13%. The increase was due primarily to higher mutual fund fees, brokerage revenues, and net interest income across the Canadian and International wealth businesses. This was partly offset by higher volume-related non-interest
expenses.
Q3 2025 vs Q2 2025
Net income attributable to equity holders increased $18 million or 5%. Adjusted net income attributable to equity holders increased $19 million or 5%, due primarily to higher mutual fund fees and net interest income, partly offset by higher volume-related non-interest
expenses.
Year-to-date
Q3 2025 vs
Year-to-date
Q3 2024
Net income attributable to equity holders was $1,223 million, an increase of $185 million or 18%. Adjusted net income attributable to equity holders was $1,243 million, up $185 million or 18%. The increase was due primarily to higher mutual fund fees, brokerage revenues, and net interest income across the Canadian and International wealth businesses. This was partly offset by higher volume-related non-interest
expenses.

Scotiabank Third Quarter Report 2025	29

MANAGEMENT’S DISCUSSION & ANALYSIS

Assets under management (AUM) and assets under administration (AUA)
Q3 2025 vs Q3 2024
Assets under management of $407 billion increased $43 billion or 12% driven primarily by market appreciation and higher net sales. Assets under administration of $754 billion increased $60 billion or 9% due primarily to market appreciation and higher net sales.
Q3 2025 vs Q2 2025
Assets under management increased $27 billion or 7% due primarily to market appreciation and higher net sales. Assets under administration increased $44 billion or 6% due primarily to market appreciation and higher net sales.
Total revenue
Q3 2025 vs Q3 2024
Revenues were $1,604 million, an increase of $176 million or 12%. The increase was due primarily to higher mutual fund fees, brokerage revenues, and investment management fees driven by growth in assets under management and assets under administration, as well as higher net interest income driven by loan and deposit growth, and improved margins.
Q3 2025 vs Q2 2025
Revenues increased by $63 million or 4%, due primarily to higher mutual fund fees driven by growth in assets under management, and higher net interest income, driven by loan and deposit growth.
Year-to-date
Q3 2025 vs
Year-to-date
Q3 2024
Revenues were $4,724 million, an increase of $601 million or 15%. The increase was due primarily to higher mutual fund fees, brokerage revenues, and investment management fees driven by growth in assets under management and assets under administration, as well as higher net interest income driven by loan and deposit growth, and improved margins.
Provision for credit losses
Q3 2025 vs Q3 2024
The provision for credit losses was $4 million, a decrease of $6 million from the prior year. The provision for credit losses ratio was five basis points, a decrease of 11 basis points.
Q3 2025 vs Q2 2025
The provision for credit losses was $4 million, an increase of $2 million from the prior quarter. The provision for credit losses ratio was five basis points, an increase of two basis points.
Year-to-date
Q3 2025 vs
Year-to-date
Q3 2024
The provision for credit losses was $10 million
,
compared to $22 million. The provision for credit losses ratio was five basis points, a decrease of seven basis points.
Non-interest expenses
Q3 2025 vs Q3 2024
Non-interest
expenses of $1,030 million increased by $104 million or 11%, due primarily to higher volume-related expenses, technology costs, and sales force expansion to support business growth.
Q3 2025 vs Q2 2025
Non-interest
expenses increased by $33 million or 3%, due primarily to higher volume-related expenses, and three more days in the quarter.
Year-to-date
Q3 2025 vs
Year-to-date
Q3 2024
Non-interest
expenses increased by $343 million or 13%, due primarily to higher volume-related expenses, technology costs, and sales force expansion to support business growth.
Taxes
Q3 2025 vs Q3 2024
The effective tax rate was 26.4% compared to 24.8% due to the implementation of the GMT in certain jurisdictions.
Q3 2025 vs Q2 2025
The effective tax rate was 26.4% compared to 26.0%.
Year-to-date
Q3 2025 vs
Year-to-date
Q3 2024
The effective tax rate was 26.1% compared to 25.0% due to the implementation of the GMT in certain jurisdictions.

30	Scotiabank Third Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Banking and Markets
T13 Global Banking and Markets financial performance

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2025	April 30 2025	July 31 2024 (1)	July 31 2025	July 31 2024 (1)
Reported Results
Net interest income (2)	$350	$368	$304	$1,037	$822
Non-interest income (2)	1,180	1,090	960	3,545	2,967
Total revenue	1,530	1,458	1,264	4,582	3,789
Provision for credit losses	19	40	18	77	28
Non-interest expenses	894	878	773	2,663	2,315
Income before taxes	617	540	473	1,842	1,446
Income tax expense	144	128	105	440	315
Net income	$473	$412	$368	$1,402	$1,131
Net income attributable to non-controlling interest in subsidiaries	$–	$(1)	$–	$(1)	$–
Net income attributable to equity holders of the Bank	$473	$413	$368	$1,403	$1,131
Other financial data and measures
Return on equity (3)	12.6%	11.3%	9.5%	12.4%	9.8%
Effective tax rate (4)	23.4%	23.6%	22.3%	23.9%	21.8%
Provision for credit losses – performing (Stage 1 and 2)	$16	$(1)	$15	$33	$29
Provision for credit losses – impaired (Stage 3)	$3	$41	$3	$44	$(1)
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (4)	0.07%	0.14%	0.06%	0.09%	0.03%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (4)	0.01%	0.15%	0.01%	0.05%	–%
Net write-offs as a percentage of average net loans and acceptances (annualized) (4)	0.09%	0.13%	–%	0.07%	(0.01)%
Average assets ($ billions)	$493	$502	$493	$502	$497
Average liabilities ($ billions)	$513	$516	$476	$513	$474
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

(2)
Includes the
gross-up
of
tax-exempt
income earned on certain securities reported in either net interest income or non-interest
income for the three months ended July 31, 2025 – nil (April 30, 2025 – nil; July 31, 2024 – $5) and for the nine months ended July 31, 2025 – nil (July 31, 2024 – $50).

(3)	Refer to Non-GAAP Measures starting on page 5.
(4)	Refer to Glossary on page 57 for the description of the measure.
Net income
Q3 2025 vs Q3 2024
Net income attributable to equity holders was $473 million compared to $368 million, an increase of $105 million or 29%. The increase was driven primarily by higher net interest income and non-interest
income, partly offset by higher
non-interest
expenses and higher income taxes.
Q3 2025 vs Q2 2025
Net income attributable to equity holders was $473 million compared to $413 million, an increase of $60 million or 15%. The increase was driven primarily by higher non-interest
income and lower provision for credit losses, partly offset by lower net interest income, higher non-interest
expenses and higher income taxes.
Year-to-date
Q3 2025 vs
Year-to-date
Q3 2024
Net income attributable to equity holders was $1,403 million compared to $1,131 million, an increase of $272 million or 24%. The increase was driven primarily by higher net interest income and non-interest
income, partly offset by higher
non-interest
expenses, provision for credit losses and income taxes.
Average assets
Q3 2025 vs Q3 2024
Average assets were $493 billion, in line with the prior year. Higher securities purchased under resale agreements and the impact of foreign currency translation were offset by lower loans and acceptances of $15 billion or 14%.
Q3 2025 vs Q2 2025
Average assets were $493 billion, a decrease of $9 billion or 2% due mainly to lower securities purchased under resale agreements, lower loans and acceptances of $3 billion or 3%, and the impact of foreign currency translation, partly offset by higher trading securities.
Year-to-date
Q3 2025 vs
Year-to-date
Q3 2024
Average assets were $502 billion, an increase of $5 billion or 1% due mainly to higher securities purchased under resale agreements, higher trading securities and the impact of foreign currency translation, partly offset by lower loans and acceptances of $17 billion or 15%.

Scotiabank Third Quarter Report 2025	31

MANAGEMENT’S DISCUSSION & ANALYSIS

Average liabilities
Q3 2025 vs Q3 2024
Average liabilities of $513 billion increased $37 billion or 8% due mainly to higher securities sold under repurchase agreements and the impact of foreign currency translation.
Q3 2025 vs Q2 2025
Average liabilities of $513 billion decreased $3 billion or 1% due mainly to lower deposit volumes of $7 billion or 4% and the impact of foreign currency translation, partly offset by higher securities sold under repurchase agreements.
Year-to-date
Q3 2025 vs
Year-to-date
Q3 2024
Average liabilities of $513 billion increased $39 billion or 8% due mainly to higher securities sold under repurchase agreements, higher deposit volumes of $4 billion or 2% and the impact of foreign currency translation.
Total revenue
Q3 2025 vs Q3 2024
Revenues were $1,530 million, up $266 million or 21%.
Net interest income of $350 million increased by $46 million or 15%. This was due mainly to higher lending margins and lower trading-related funding costs.
Non-interest
income of $1,180 million increased by $220 million or 23% due mainly to higher trading-related revenues from the fixed income and equities businesses as well as higher underwriting and advisory fees.
Q3 2025 vs Q2 2025
Revenues increased $72 million or 5%.
Net interest income of $350 million decreased by $18 million or 5%. This was due mainly to lower loan and deposit volumes, lower deposit margins, and the negative impact of foreign currency translation.
Non-interest
income of $1,180 million increased by $90 million or 8% due mainly to higher fixed income trading-related revenues, partly offset by the negative impact of foreign currency translation.
Year-to-date
Q3 2025 vs
Year-to-date
Q3 2024
Revenues were $4,582 million, up $793 million or 21%.
Net interest income of $1,037 million increased by $215 million or 26%. This was due mainly to higher lending margins, lower trading-related funding costs and the positive impact of foreign currency translation.
Non-interest
income of $3,545 million increased by $578 million or 19% due mainly to higher trading-related revenues from equities, higher underwriting and advisory fees, and the positive impact of foreign currency translation.
Provision for credit losses
Q3 2025 vs Q3 2024
The provision for credit losses was $19 million compared to $18 million. The provision for credit losses ratio was seven basis points, an increase of one basis point.
Provision for credit losses on performing loans was $16 million, an increase of $1 million. The provision this period was related to credit quality migration.
Provision for credit losses on impaired loans was $3 million, unchanged from prior period. The provision for credit losses ratio on impaired loans was one basis point, unchanged from the prior year.
Q3 2025 vs Q2 2025
The provision for credit losses was $19 million compared to a provision of $40 million in the prior quarter. The provision for credit losses ratio was seven basis points, a decrease of seven basis points.
Provision for credit losses on performing loans was $16 million compared to a net reversal of $1 million. The provision this period was related to credit quality migration. The prior quarter reversal was driven by improved credit quality, partly offset by the unfavourable macroeconomic outlook.
Provision for credit losses on impaired loans was $3 million
,
compared to $41 million
as the prior quarter provisions were related mostly to one account. The provision for credit losses ratio on impaired loans was one basis point, a decrease of 14 basis points.
Year-to-date
Q3 2025 vs
Year-to-date
Q3 2024
The provision for credit losses was $77 million, an increase of $49 million. The provision for credit losses ratio was nine basis points, an increase of six basis points.
Provision for credit losses on performing loans was $33 million, compared to a provision of $29 million. The provision this period was driven by credit quality migration and the continued unfavourable macroeconomic outlook.
Provision for credit losses on impaired loans was $44 million, compared to a net reversal of $1 million, and was related mostly to one account. The provision for credit losses ratio on impaired loans was five basis points, an increase of five basis points.
Non-interest expenses
Q3 2025 vs Q3 2024
Non-interest
expenses were $894 million compared to $773 million, an increase of 16% due mainly to higher personnel costs, including performance-based compensation, higher technology costs to support business growth and the negative impact of foreign currency translation.

32	Scotiabank Third Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2025 vs Q2 2025
Non-interest
expenses were $894 million compared to $878 million, an increase of 2% due mainly to higher personnel costs, including performance-based compensation and higher technology costs to support business growth, partly offset by the positive impact of foreign currency translation.
Year-to-date
Q3 2025 vs
Year-to-date
Q3 2024
Non-interest
expenses of $2,663 million increased $348 million or 15%, due mainly to higher personnel costs, including performance-based compensation, higher technology costs to support business growth and the negative impact of foreign currency translation.
Taxes
The effective tax rate for the quarter was 23.4% compared to 22.3% in the prior year and 23.6% in the prior quarter, due mainly to the change in earnings mix across jurisdictions. On a year-to-date
basis, the effective tax rate was 23.9% compared to 21.8%, due mainly to the change in earnings mix across jurisdictions.
Other
(1)
T14 Other financial performance

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2025	April 30 2025	July 31 2024 (2)	July 31 2025	July 31 2024 (2)
Reported Results
Net interest income (3)	$(9)	$(47)	$(451)	$(250)	$(1,342)
Non-interest income (3)(4)(5)	(13)	(66)	(155)	(128)	(147)
Total revenue	(22)	(113)	(606)	(378)	(1,489)
Provision for credit losses	–	1	–	1	1
Non-interest expenses (5)	58	131	172	1,603	152
Income before taxes	(80)	(245)	(778)	(1,982)	(1,642)
Income tax expense/(benefit) (3)	(45)	(137)	(311)	(307)	(763)
Net income (loss)	$(35)	$(108)	$(467)	$(1,675)	$(879)
Net income (loss) attributable to non-controlling interests in subsidiaries	$36	$17	$(2)	$(138)	$(2)
Net income (loss) attributable to equity holders	$(71)	$(125)	$(465)	$(1,537)	$(877)
Other measures
Average assets ($ billions)	$228	$238	$210	$230	$206
Average liabilities ($ billions)	$243	$258	$256	$255	$253
(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income,
non-interest
income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.

(2)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

(3)
Includes the elimination of the
gross-up
of
tax-exempt
income earned on certain securities reported in net interest income, non-interest
income and provision for income taxes for the three months ended July 31, 2025 – nil (April 30, 2025 – nil; July 31, 2024 – $6) and for the nine months ended July 31, 2025 – nil (July 31, 2024 – $53) to arrive at the amounts reported in the Consolidated Statement of Income.

(4)
Includes income (on a taxable equivalent basis) from associated corporations for the three months ended July 31, 2025 – $120 (April 30, 2025 – $123; July 31, 2024 – $18) and for the nine months ended July 31, 2025 – $297 (July 31, 2024 – $70).
Non-interest
income and the provision for income taxes in each period include the elimination of the tax normalization adjustments related to the gross-up
of income from associated companies in the business segments.

(5)
Includes elimination of fees paid to Canadian Banking by Canadian Wealth Management for administrative support and other services provided by Canadian Banking to the Global Wealth Management businesses. These are reported as revenues in Canadian Banking and operating expenses in Global Wealth Management.

Scotiabank Third Quarter Report 2025	33

MANAGEMENT’S DISCUSSION & ANALYSIS

T14A Adjusted Other financial performance

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2025	April 30 2025	July 31 2024 (1)	July 31 2025	July 31 2024 (1)
Adjusted Results (2)
Net interest income	$(9)	$(47)	$(451)	$(250)	$(1,342)
Non-interest income (3)	(5)	(48)	(12)	(102)	(4)
Total revenue	(14)	(95)	(463)	(352)	(1,346)
Provision for credit losses	–	1	–	1	1
Non-interest expenses (4)	81	105	3	238	(17)
Income before taxes	(95)	(201)	(466)	(591)	(1,330)
Income tax expense/(benefit)	(38)	(122)	(265)	(278)	(717)
Net income (loss)	$(57)	$(79)	$(201)	$(313)	$(613)
Net income (loss) attributable to non-controlling interests in subsidiaries	$(1)	$1	$–	$–	$–
Net income (loss) attributable to equity holders	$(56)	$(80)	$(201)	$(313)	$(613)
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

(2)	Refer to Non-GAAP Measures starting on page 5 for adjusted results.
(3)
Adjusted for amortization of intangibles for the three months ended July 31, 2025 – $8 (April 30, 2025 – $9; July 31, 2024 – nil) and for the nine months ended July 31, 2025 – $17 (July 31, 2024 – nil). Adjusted for the net (gain)/loss on divestitures and wind down of operations for the three months ended July 31, 2025 – nil (April 30, 2025 – $9; July 31, 2024 – $143) and for the nine months ended July 31, 2025 – $9 (July 31, 2024 – $143).

(4)
Adjusted for net (gain)/loss on divestitures and wind down of operations for the three months ended July 31, 2025 – $(23) (April 30, 2025 – $26; July 31, 2024 – $(7)) and for the nine months ended July 31, 2025 – $1,365 (July 31, 2024 – $(7)). Adjusted for legal provision for the three and nine months ended July 31, 2024 – $176.

The Other segment includes Group Treasury, investments in certain associated corporations, and smaller operating segments and corporate items which are not allocated to a business line. Group Treasury is primarily responsible for Balance Sheet, Liquidity and Interest Rate Risk management, which includes the Bank’s wholesale funding activities.
Net interest income,
non-interest
income, and the provision for income taxes in each period include the elimination of tax-exempt
income
gross-up.
This amount is included in the operating segments, which are reported on a taxable equivalent basis.
Net income from associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up
of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.
Q3 2025 vs Q3 2024
Net loss attributable to equity holders was $71 million compared to a net loss of $465 million in the prior year. The adjusted net loss attributable to equity holders was $56 million compared to an adjusted net loss of $201 million in the prior year. The lower loss was due to higher revenues, partly offset by higher expenses and a lower income tax benefit. The higher revenues were driven mainly by higher net interest income related to asset/liability management activities which benefitted from lower interest rates, and higher income from associated corporations related to the KeyCorp investment.
Q3 2025 vs Q2 2025
Net loss attributable to equity holders improved $54 million from the prior quarter. The adjusted net loss attributable to equity holders improved $24 million from the prior quarter. The lower loss was due to higher revenues and lower non-interest expenses, which was partly offset by a lower income tax benefit. The higher revenues were due primarily to higher net interest income from lower funding costs and higher investment gains.
Year-to-date
Q3 2025 vs
Year-to-date
Q3 2024
Net loss attributable to equity holders was $1,537 million compared to $877 million last year. The current year includes a net loss of $1,196 million related to the announced sale of the banking operations in Colombia, Costa Rica and Panama. Adjusted net loss attributable to equity holders was $313 million compared to $613 million last year. The lower loss was due to higher revenues, which were partly offset by higher expenses and a lower income tax benefit. The higher revenues were due primarily to higher net interest income which benefitted from lower interest rates, and higher income from associated corporations related to the KeyCorp investment.

34	Scotiabank Third Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Geographic Highlights
T15 Geographic highlights

	For the three months ended July 31, 2025
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$2,851	$277	$612	$307	$488	$185	$483	$290	$5,493
Non-interest income	2,452	405	237	153	137	123	332	154	3,993
Total revenue	5,303	682	849	460	625	308	815	444	9,486
Provision for credit losses	467	18	139	84	179	86	53	15	1,041
Non-interest expenses	2,906	399	449	209	293	183	368	282	5,089
Income tax expense	519	27	63	40	21	18	118	23	829
Net income	$1,411	$238	$198	$127	$132	$21	$276	$124	$2,527
Net income attributable to non-controlling interests in subsidiaries	37	–	5	1	(3)	7	33	–	80
Net income attributable to equity holders of the Bank	$1,374	$238	$193	$126	$135	$14	$243	$124	$2,447
Adjusted results (1)
Adjustments	15	7	–	–	5	–	–	1	28
Adjusted net income attributable to equity holders of the Bank	$1,389	$245	$193	$126	$140	$14	$243	$125	$2,475
Average Assets ($ billions)	$895	$230	$58	$28	$55	$14	$37	$129	$1,446
Average Liabilities ($ billions)	$880	$184	$54	$21	$49	$14	$35	$123	$1,360

	For the three months ended April 30, 2025										For the three months ended July 31, 2024 (2)
(Unaudited) ($ millions)	Canada		U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$2,847		$122	$592	$332	$515	$174	$466	$222	$5,270	$2,314	$196	$603	$364	$487	$174	$469	$255	$4,862
Non-interest income	2,127		549	242	139	150	118	318	167	3,810	2,061	368	250	135	122	119	309	138	3,502
Total revenue	4,974		671	834	471	665	292	784	389	9,080	4,375	564	853	499	609	293	778	393	8,364
Provision for credit losses	813		33	145	81	168	94	46	18	1,398	442	13	108	127	147	156	33	26	1,052
Non-interest expenses	2,908		409	446	215	295	185	374	278	5,110	2,822	324	472	217	288	198	364	264	4,949
Income tax expense	288		25	62	10	25	8	107	15	540	201	38	59	40	26	(20)	85	22	451
Net income	$965		$204	$181	$165	$177	$5	$257	$78	$2,032	$910	$189	$214	$115	$148	$(41)	$296	$81	$1,912
Net income attributable to non-controlling interests in subsidiaries	15		–	5	2	3	–	31	–	56	–	–	6	1	15	(16)	30	–	36
Net income attributable to equity holders of the Bank	$950		$204	$176	$163	$174	$5	$226	$78	$1,976	$910	$189	$208	$114	$133	$(25)	$266	$81	$1,876
Adjusted results (1)
Adjustments	41		9	–	–	5	–	–	1	56	273	–	–	–	4	–	–	–	277
Adjusted net income (loss) attributable to equity holders of the Bank	$991		$213	$176	$163	$179	$5	$226	$79	$2,032	$1,183	$189	$208	$114	$137	$(25)	$266	$81	$2,153
Average Assets ($ billions)	$899		$241	$59	$29	$57	$14	$38	$131	$1,468	$877	$217	$66	$27	$55	$15	$36	$130	$1,423
Average Liabilities ($ billions)	$889		$187	$54	$22	$52	$14	$35	$129	$1,382	$859	$188	$60	$20	$51	$15	$33	$115	$1,341

	For the nine months ended July 31, 2025										For the nine months ended July 31, 2024 (2)
(Unaudited) ($ millions)	Canada		U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$8,419		$552	$1,761	$1,014	$1,490	$528	$1,438	$734	$15,936	$6,699	$517	$1,845	$1,054	$1,545	$517	$1,374	$778	$14,329
Non-interest income	6,890		1,592	748	464	420	355	980	553	12,002	6,380	1,166	791	416	330	365	884	483	10,815
Total revenue	15,309		2,144	2,509	1,478	1,910	883	2,418	1,287	27,938	13,079	1,683	2,636	1,470	1,875	882	2,258	1,261	25,144
Provision for credit losses	1,827		63	412	277	539	287	147	49	3,601	1,259	22	271	383	475	447	105	59	3,021
Non-interest expenses	10,093	(3)	1,190	1,337	652	879	559	1,140	840	16,690	8,005	966	1,444	639	861	604	1,095	785	14,399
Income tax expense	1,199		133	193	91	66	22	338	53	2,095	730	109	223	106	90	(50)	225	88	1,521
Net income	$2,190		$758	$567	$458	$426	$15	$793	$345	$5,552	$3,085	$586	$698	$342	$449	$(119)	$833	$329	$6,203
Net income attributable to non-controlling interests in subsidiaries	(139)		–	16	5	6	2	92	–	(18)	–	–	18	2	30	(46)	83	–	87
Net income attributable to equity holders of the Bank	$2,329		$758	$551	$453	$420	$13	$701	$345	$5,570	$3,085	$586	$680	$340	$419	$(73)	$750	$329	$6,116
Adjusted results (1)
Adjustments	1,227		16	–	–	15	–	1	3	1,262	285	–	–	1	14	–	2	1	303
Adjusted net income (loss) attributable to equity holders of the Bank	$3,556		$774	$551	$453	$435	$13	$702	$348	$6,832	$3,370	$586	$680	$341	$433	$(73)	$752	$330	$6,419
Average Assets ($ billions)	$898		$234	$59	$29	$55	$14	$38	$131	$1,458	$869	$219	$65	$27	$57	$15	$35	$132	$1,419
Average Liabilities ($ billions)	$884		$188	$54	$22	$50	$14	$35	$126	$1,373	$848	$190	$61	$20	$53	$14	$32	$121	$1,339
(1)	Refer to Non-GAAP Measures section starting on page 5.
(2)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 21 for further details.

(3)	Includes the impairment loss related to the Bank’s announced sale of the banking operations in Colombia, Costa Rica and Panama.

Scotiabank Third Quarter Report 2025	35

MANAGEMENT’S DISCUSSION & ANALYSIS

Quarterly Financial Highlights
T16 Quarterly financial highlights

	For the three months ended
(Unaudited) ($ millions)	July 31 2025	April 30 2025	January 31 2025	October 31 2024	July 31 2024	April 30 2024	January 31 2024	October 31 2023
Reported results
Net interest income	$5,493	$5,270	$5,173	$4,923	$4,862	$4,694	$4,773	$4,666
Non-interest income	3,993	3,810	4,199	3,603	3,502	3,653	3,660	3,606
Total revenue	$9,486	$9,080	$9,372	$8,526	$8,364	$8,347	$8,433	$8,272
Provision for credit losses	1,041	1,398	1,162	1,030	1,052	1,007	962	1,256
Non-interest expenses	5,089	5,110	6,491	5,296	4,949	4,711	4,739	5,527
Income tax expense	829	540	726	511	451	537	533	135
Net income	$2,527	$2,032	$993	$1,689	$1,912	$2,092	$2,199	$1,354
Basic earnings per share ($)	1.84	1.48	0.82	1.23	1.43	1.59	1.70	1.01
Diluted earnings per share ($)	1.84	1.48	0.66	1.22	1.41	1.57	1.68	0.99
Net interest margin (%) (1)	2.36	2.31	2.23	2.15	2.14	2.17	2.19	2.15
Effective tax rate (%) (2)	24.7	21.0	42.2	23.2	19.1	20.4	19.5	9.1
Adjusted results (1)
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	$–	$9	$–	$–	$143	$–	$–	$(367)
Amortization of acquisition-related intangible assets	8	9	–	–	–	–	–	–
Total non-interest income and total revenue adjusting items (Pre-tax)	8	18	–	–	143	–	–	(367)
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	(23)	26	1,362	–	(7)	–	–	–
Restructuring charge and severance provisions	–	–	–	53	–	–	–	354
Consolidation of real estate and contract termination costs	–	–	–	–	–	–	–	87
Impairment of non-financial assets	–	–	–	440	–	–	–	346
Amortization of acquisition-related intangible assets	17	17	18	19	17	18	18	19
Legal provision	–	–	–	–	176	–	–	–
Total non-interest expenses adjusting items (Pre-tax)	(6)	43	1,380	512	186	18	18	806
Total impact of adjusting items on net income before taxes	2	61	1,380	512	329	18	18	439
Impact of adjusting items on income tax expense	(11)	(21)	(11)	(82)	(50)	(5)	(5)	(150)
Total impact of adjusting items on net income	(9)	40	1,369	430	279	13	13	289
Adjusted net income	$2,518	$2,072	$2,362	$2,119	$2,191	$2,105	$2,212	$1,643
Adjusted diluted earnings per share ($)	1.88	1.52	1.76	1.57	1.63	1.58	1.69	1.23
(1)	Refer to Non-GAAP Measures section starting on page 5.
(2)	Refer to Glossary on page 57 for the description of the measure.
Trending analysis
Earnings over the period were driven by higher net interest income and generally higher non-interest income, partly offset by generally higher provision for credit losses and increased term funding costs. On an adjusted basis, earnings generally increased over the period.
Total revenue
Canadian Banking revenue has increased from continued volume growth, improved business mix, and growing client activity. International Banking net interest income is stable with improvements in lending mix and the positive impact from central bank rate decreases. Global Wealth Management fee-based revenues increased during the period and are impacted by market conditions. Global Banking and Markets revenues are affected by market conditions that impact client activity in the capital markets and business banking businesses. Revenues in the Other segment were impacted by higher term funding costs, and income from associated corporations.
Provision for credit losses
Provision for credit losses have generally trended upward during the period driven by higher impaired loan provisions due mainly to higher formations and retail credit migration. Provisions also generally increased during the period due to the uncertainty around the impact of higher interest rates, retail portfolio growth and continued unfavourable macroeconomic outlook.

36	Scotiabank Third Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-interest expenses
Non-interest expenses for the period reflect the Bank’s continued investment in personnel and technology to support strategy and business growth, as well as the impact of inflation. This was partly offset by expense management and efficiency initiatives. The impact of foreign currency translation also contributed to fluctuations over the period. Non-interest expenses for the period were impacted by adjusting items.
Provision for income taxes
The effective tax rate was 24.7% this quarter. The effective tax rate average was 22.4% over the period and was impacted by increased statutory tax rates, implementation of the GMT, divestitures, restructuring charge and net income earned in foreign jurisdictions, as well as the variability of tax-exempt dividend income and inflationary benefits.
Financial Position
T17 Condensed statement of financial position

	As at
(Unaudited) ($ billions)	July 31 2025	October 31 2024	Change	Volume Change	FX Change
Assets
Cash, deposits with financial institutions and precious metals	$75.5	$66.4	13.7%	13.5%	0.2%
Trading assets	136.5	129.7	5.2	4.7	0.5
Securities purchased under resale agreements and securities borrowed	185.4	200.6	(7.6)	(7.8)	0.2
Derivative financial instruments	43.8	44.4	(1.3)	(3.7)	2.4
Investment securities	149.2	152.8	(2.4)	(2.5)	0.1
Loans	761.6	760.8	0.1	(0.1)	0.2
Other	62.7	57.3	9.6	9.4	0.2
Total assets	$1,414.7	$1,412.0	0.2%	(0.1)%	0.3%
Liabilities
Deposits	$946.8	$943.8	0.3%	–%	0.3%
Derivative financial instruments	52.9	51.3	3.2	4.3	(1.1)
Obligations related to securities sold under repurchase agreements and securities lent	182.2	190.5	(4.3)	(4.6)	0.3
Other liabilities	139.7	134.5	3.8	2.9	0.9
Subordinated debentures	7.6	7.8	(2.9)	(2.7)	(0.2)
Total liabilities	$1,329.2	$1,327.9	0.1%	(0.2)%	0.3%
Equity
Common equity (1)	$75.3	$73.6	2.3%	2.5%	(0.2)%
Preferred shares and other equity instruments	8.5	8.8	(2.7)	(2.7)	–
Non-controlling interests in subsidiaries	1.7	1.7	(1.5)	(2.0)	0.5
Total equity	$85.5	$84.1	1.7%	1.8%	(0.1)%
Total liabilities and equity	$1,414.7	$1,412.0	0.2%	(0.1)%	0.3%
(1)	Includes net impact of foreign currency translation, primarily change in spot rates on the translation of assets and liabilities from functional currency to Canadian dollar equivalent.
The Bank’s total assets were $1,415 billion as at July 31, 2025, an increase of $3 billion from October 31, 2024. Cash, deposits with financial institutions and precious metals increased $9 billion due mainly to higher amounts at central banks and increases in the gold position and price. Trading assets increased $7 billion due mainly to higher trading securities. Securities purchased under resale agreements and securities borrowed decreased $15 billion due mainly to lower client activity. Investment securities decreased $4 billion due mainly to lower holdings of other foreign government debt and common equities. Loans increased $1 billion. Residential mortgages were up $10 billion due mainly to growth in Canada and personal loans increased $2 billion mainly in Latin America, which were partly offset by lower business and government loans, mainly in Canada and Asia. Other assets increased $5 billion due mainly to the Bank’s investment in KeyCorp and higher collateral requirements.
Total liabilities were $1,329 billion as at July 31, 2025, an increase of $1 billion from October 31, 2024. Total deposits increased $3 billion. Personal deposits of $301 billion increased $3 billion mainly in Canada and business and government deposits were higher by $6 billion, mainly in Europe and Latin America, which were partly offset by lower deposits by financial institutions, mainly in Asia. Derivative instrument liabilities increased by $2 billion due to mainly to changes in equity derivatives. Obligations related to securities sold under repurchase agreements and securities lent decreased $8 billion due mainly to client activity. Other liabilities increased $5 billion due mainly to new issuances of financial instruments designated at fair value through profit or loss.
Total equity was $85 billion, an increase of $1 billion from October 31, 2024. Equity was higher due to current year earnings of $5,552 million and other comprehensive income of $841 million, due mainly to gains on derivative instruments designated as cash flow hedges, as well as the net change in fair value of debt securities measured through other comprehensive income. Partly offsetting these items were dividends paid of $4,399 million and the net redemption of shares and other equity instruments of $392 million.
Risk Management
The Bank’s risk management policies and practices have not substantially changed from those outlined in the Bank’s 2024 Annual Report. For a complete discussion of the risk management policies and practices and additional information on risk factors, refer to the “Risk Management” section in the 2024 Annual Report.
Top and emerging risks
The Bank is exposed to a variety of top and emerging risks as disclosed in the Bank’s 2024 Annual Report on Page 80. These risks can potentially adversely affect the Bank’s business strategies, financial performance, and reputation. As part of our risk management approach, we monitor our operating environment to identify, assess, review, and manage a broad range of top and emerging risks to undertake appropriate risk mitigation strategies. The impact of U.S. imposed tariffs and continued trade and government policy uncertainty is a key risk driver impacting our top and emerging risks.

Scotiabank Third Quarter Report 2025	37

MANAGEMENT’S DISCUSSION & ANALYSIS

Impact of Tariffs
Heightened economic uncertainty driven by the impact of tariffs and changing government policy may be contributing to a slowdown in economic and trade activity. This is occurring in an already uncertain macroeconomic environment for the Bank’s clients who may also be dealing with higher borrowing costs and could further dampen consumer demand and investor confidence. In addition, existing sectoral and non-CUSMA compliant goods tariffs on Mexico and Canada could impact key exports creating headwinds for the Bank in its priority markets. Proactive provisioning, stress testing, and regular monitoring of the environment will help bolster the Bank’s preparedness for a significant downturn, while fostering a deeper understanding of how evolving conditions affect the Bank’s risk profiles and business performance.
Credit risk
Allowance for credit losses
IFRS 9
Financial Instruments
, requires the consideration of past events, current conditions and reasonable and supportable forward-looking information over the life of the exposure to measure expected credit losses. Furthermore, to assess significant increases in credit risk, IFRS 9 requires that entities assess changes in the risk of a default occurring over the expected life of a financial instrument when determining staging. Consistent with the requirements of IFRS 9, the Bank considers both quantitative and qualitative information in the assessment of a significant increase in credit risk.
The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs, as further described below. In the current year and prior year, the Bank enhanced certain of its IFRS 9 models, with the enhanced models exhibiting higher sensitivity to changes in the macroeconomic outlook. Expert credit judgement may be applied in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or political events of the market up to the date of the financial statements. Expert credit judgement is also applied in the assessment of underlying credit deterioration and migration of balances to progressive stages.
The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios (one optimistic and two pessimistic) as key inputs into the expected credit loss provisioning models. As required under IFRS 9, the allowance for credit losses at each reporting period must be based on inputs, assumptions and information available up to that date. Given the uncertainty surrounding U.S. trade policies and the direction of tariffs, the scenarios this quarter have varying assumptions of imposed tariffs. The base case scenario assumes tariffs announced and implemented, avoiding speculation on future announcements, including potential trade deals and tariff pauses. Differing assumptions are reflected in the alternate scenarios described below. As new information comes to light in future quarters, the scenarios and assumptions will be updated accordingly.
The current quarter’s base case assumes lower trade tensions than in the prior quarter’s base case. However, uncertainty originating from the U.S. is still impacting its domestic and the global economic outlook. We forecast U.S. economic growth to slow in 2025, and further in 2026, due to the rise in import tariffs, but to post stronger than previously expected growth over this period, thanks to an upward revision to its assumed performance for the first half of this year and lower trade tensions. Despite softer stagflation headwinds from reduced trade tensions, our assumption about inflationary pressures is unchanged based on survey information and inflation figures from consumer price reports. We expect the U.S. monetary policy rate to stay constant throughout fiscal 2025 and to start declining in Q1 2026, the same profile as in our previous base case, consistent with our unchanged view on inflation pressures.
Canada’s economy is also expected to slow over the 2025-2026 period in line with softening U.S. economic growth, though to a lesser extent than previously projected, supported by the upward revision to U.S. growth. However, the gains in 2025 are overshadowed by a weaker than assumed performance in the first half of the year. Consequently, Canada’s economy will expand at a modestly slower pace than previously expected in 2025, but by more in 2026 as the drag from the early 2025 headwinds fades. Stronger economic growth expected for the second half of 2025, as well as recent CPI reports showing core inflation indicators at or slightly above the upper bound of the Bank of Canada inflation control range, are signaling stronger than previously assumed inflation pressures in Canada. This contributes to raising the monetary policy rate profile by 25 basis points in the second half of 2026 compared to last quarter’s base case.
The optimistic scenario features somewhat stronger economic activity relative to the base case. The pessimistic scenario features a negative demand-type shock with globally tighter financial conditions, weaker growth and inflation, and lower monetary policy rates than in the base case scenario. It also assumes a combination of U.S. imposed tariffs on world economies, including an effective tariff of 7.5% on imports from Canada and Mexico while facing no retaliation from these countries. The very pessimistic scenario features a strong stagflationary impulse that leads to a protracted period of financial market uncertainty. It also assumes U.S. imposed tariffs with a magnitude about three times that of the pessimistic scenario. Here, all countries retaliate. This results in higher inflation, requiring central banks to raise their policy rates to higher levels than in the base case in order to bring inflation under control, which is dampening economic activity.
The following section provides additional detail on certain key macroeconomic variables used to calculate the modelled estimate for the allowance for credit losses (see page 71 for all key variables). Further changes in these variables up to the date of the financial statements are incorporated through expert credit judgement.

●
Gross Domestic Product (GDP):
Economic growth is expected to slow down in Canada and the U.S. over 2025-2026 in the base case scenario. While trade tensions are assumed to be lower than in last quarter’s base case, they continue to weigh on the outlook, particularly in the U.S. where rising import tariffs and volatile policy changes are expected to dampen growth, albeit to a lesser extent than previously forecast. Real GDP growth in U.S. is expected to decline from an observed 2.8% in 2024 to 1.5% in 2025, and further to 0.9% in 2026. In Canada, economic growth is expected to soften from 1.6% in 2024 to 1.4% in 2025, and to 1.1% in 2026.

Sources: Scotiabank Economics, Statistics Canada.	Sources: Scotiabank Economics, BEA.

38	Scotiabank Third Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

●
Unemployment Rate:
The base case scenario forecasts a rise in the unemployment rate in both Canada and U.S., but their expected peak levels are lower in this quarter’s base case due to reduced trade frictions. In the U.S., the unemployment rate is expected to peak at 4.9% in early 2026, while in Canada, it is projected to peak at 7.3% in Q4 2025. Over the longer term, the unemployment rate is now expected to remain higher than previously forecast in both economies. This reflects weaker economic growth during that period, as there is less need for catch-up following stronger than expected growth earlier in the forecast horizon.

Sources: Scotiabank Economics, Statistics Canada.	Sources: Scotiabank Economics, BLS.
The total allowance for credit losses as at July 31, 2025, was $7,386 million compared to $7,276 million in the prior quarter. The allowance for credit losses ratio was 96 basis points, an increase of one basis point. The allowance for credit losses on loans was $7,197 million, an increase of $113 million compared to last quarter. The increase was related to credit quality migration impacting the commercial portfolios and international retail portfolio growth. Allowances on impaired loans were higher due primarily to higher provisions in International Banking. The impact of foreign currency translation increased the allowance by $51 million.
The allowance for credit losses on performing loans was higher at $4,963 million compared to $4,883 million last quarter. The allowance for performing loans ratio was 67 basis points. The increase was related to credit quality migration impacting the commercial portfolios and International retail portfolio growth. The impact of foreign currency translation increased the allowance by $23 million.
The allowance on impaired loans increased by $33 million to $2,234 million from $2,201 million last quarter. The allowance for impaired loans ratio was 29 basis points, unchanged from prior quarter. The increase was due primarily to higher provisions in International Banking, and the impact of foreign currency translation of $28 million.
Impaired loans
Gross impaired loans increased to $6,890 million as at July 31, 2025, from $6,849 million last quarter. The increase was due primarily to International retail, mainly in Chile and Mexico, and higher formations in the Canadian and International commercial portfolios, as well as the impact of foreign currency translation. The gross impaired loan ratio was 90 basis points, unchanged from last quarter.
Net impaired loans in Canadian Banking were $1,486 million, a decrease of $12 million from last quarter, due primarily to higher repayments, partly offset by formations in the commercial portfolio. Net impaired loans in International Banking were $3,066 million, an increase of $60 million from last quarter, due to higher formations and the impact of foreign currency translation. Net impaired loans in Global Banking and Markets were $41 million, a decrease of $43 million from last quarter, due mainly to the write-off of one corporate account. Net impaired loans in Global Wealth Management were $63 million, an increase of $3 million from last quarter. Net impaired loans as a percentage of loans and acceptances were 0.61%, unchanged from last quarter.
Overview of loan portfolio
The Bank has a well-diversified portfolio by product, business, and geography. Details of certain portfolios of current focus are highlighted below.
Real estate secured lending
A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at July 31, 2025, these loans amounted to $486 billion or 63% of the Bank’s total loans and acceptances outstanding (April 30, 2025 – $483 billion or 63%). Of these, $384 billion or 79% are real estate secured loans (April 30, 2025 – $383 billion or 79%). The tables below provide more details by portfolio.

Scotiabank Third Quarter Report 2025	39

MANAGEMENT’S DISCUSSION & ANALYSIS

Insured and uninsured mortgages and home equity lines of credit
(1)
The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.
T18 Insured and uninsured residential mortgages and HELOCs, by geographic areas

	As at July 31, 2025
	Residential mortgages						Home equity lines of credit
	Insured (2)		Uninsured		Total		Insured (2)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada: (3)
Atlantic provinces	$4,487	1.5%	$7,300	2.4%	$11,787	3.9%	$–	–%	$1,084	4.6%	$1,084	4.6%
Quebec	7,162	2.4	13,193	4.3	20,355	6.7	–	–	1,256	5.3	1,256	5.3
Ontario	28,757	9.5	141,313	46.2	170,070	55.7	–	–	13,804	58.8	13,804	58.8
Manitoba & Saskatchewan	4,714	1.5	4,634	1.5	9,348	3.0	–	–	574	2.4	574	2.4
Alberta	14,197	4.6	17,794	5.9	31,991	10.5	–	–	2,268	9.7	2,268	9.7
British Columbia & Territories	9,921	3.2	52,115	17.0	62,036	20.2	–	–	4,498	19.2	4,498	19.2
Canada (4)(5)	$69,238	22.7%	$236,349	77.3%	$305,587	100%	$–	–%	$23,484	100%	$23,484	100%
International	–	–	55,350	100	55,350	100	–	–	–	–	–	–
Total	$69,238	19.2%	$291,699	80.8%	$360,937	100%	$–	–%	$23,484	100%	$23,484	100%
	As at April 30, 2025
Canada (4)(5)	$69,996	23.0%	$235,392	77.0%	$305,388	100%	$–	–%	$23,301	100%	$23,301	100%
International	–	–	54,404	100	54,404	100	–	–	–	–	–	–
Total	$69,996	19.5%	$289,796	80.5%	$359,792	100%	$–	–%	$23,301	100%	$23,301	100%
	As at October 31, 2024
Canada (4)(5)	$71,696	24.1%	$225,981	75.9%	$297,677	100%	$–	–%	$23,297	100%	$23,297	100%
International	–	–	53,264	100	53,264	100	–	–	–	–	–	–
Total	$71,696	20.4%	$279,245	79.6%	$350,941	100%	$–	–%	$23,297	100%	$23,297	100%
(1)	The measures in this section have been disclosed in this document as required by OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
(2)
Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.

(3)	The province represents the location of the property in Canada.
(4)	Includes multi-residential dwellings (4+ units) of $3,176 (April 30, 2025 - $3,228; October 31, 2024 – $3,796) of which $2,514 are insured (April 30, 2025 – $2,548; October 31, 2024 – $3,024).
(5)	Variable rate mortgages account for 34% (April 30, 2025 – 33%; October 31, 2024 – 30%) of the Bank’s total Canadian residential mortgage portfolio.
Amortization period ranges for residential mortgages
(1)
The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.
T19 Distribution of residential mortgages by amortization periods, and by geographic areas

	As at July 31, 2025
	Residential mortgages by amortization period
	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgages
Canada	34.2%	34.0%	30.4%	0.8%	0.6%	100%
International	65.3%	18.1%	15.3%	1.3%	0.0%	100%
	As at April 30, 2025
Canada	34.8%	34.2%	29.8%	0.7%	0.5%	100%
International	65.6%	18.2%	15.3%	0.9%	0.0%	100%
	As at October 31, 2024
Canada	36.1%	34.9%	27.7%	0.9%	0.4%	100%
International	64.5%	17.9%	16.6%	1.0%	0.0%	100%
(1)	The measures in this section have been disclosed in this document as required by OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
Loan to value ratios
(1)
The Canadian residential mortgage portfolio is 77% uninsured (April 30, 2025 – 77%; October 31, 2024 – 76%). The average loan-to-value (LTV) ratio of the uninsured portfolio is 52% (April 30, 2025 – 52%; October 31, 2024 – 51%).

40	Scotiabank Third Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table presents the weighted average LTV ratio for total newly-originated uninsured residential mortgages and home equity lines of credit, which include mortgages for purchases, refinances with a request for additional funds and transfers from other financial institutions, by geographic areas in the current quarter.
T20 Loan to value ratios

	Uninsured LTV ratios
	For the three months ended July 31, 2025
	Residential mortgages	Home equity lines of credit (2)
	LTV%	LTV%
Canada: (3)
Atlantic provinces	59.4%	64.2%
Quebec	61.3	66.0
Ontario	60.1	62.9
Manitoba & Saskatchewan	65.3	64.8
Alberta	63.6	66.7
British Columbia & Territories	60.6	61.7
Canada	60.8%	63.3%
International	71.1%	n/a
	For the three months ended April 30, 2025
Canada	61.2%	62.8%
International	70.6%	n/a
	For the three months ended October 31, 2024
Canada	61.5%	62.5%
International	70.4%	n/a
(1)	The measures in this section have been disclosed in this document as required by OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
(2)
Includes all home equity lines of credit (HELOC). For Scotia Total Equity Plan HELOCs, LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

(3)	The province represents the location of the property in Canada.
Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn
As part of its stress testing program, the Bank analyzes the impact of various combinations of home price declines and unemployment increases on the Bank’s residential mortgage portfolios. Those results continue to show that credit losses and impacts on capital ratios are within a level the Bank considers manageable. In addition, the Bank has undertaken extensive enterprise-wide scenario analyses to assess the impact to the enterprise under different scenarios and is confident that it has the financial resources to withstand even a very negative outlook.
Commercial real estate exposures
The Bank’s commercial real estate portfolio was $62.6 billion (April 30, 2025 – $62.3 billion; October 31, 2024 – $66.0 billion), or 8.1% (April 30, 2025 – 8.2%; October 31, 2024 –8.6%) of the Bank’s total loans outstanding as at July 31, 2025. This portfolio is comprised of 73% of loans to the residential and industrial sector (April 30, 2025 – 72%; October 31, 2024 –73%). Headwinds faced by the industry continue, however show signs of modest stabilization. Total exposure to the Office subsector (entities engaged in the construction, development, or ownership of office properties as a business) represents approximately 8% (April 30, 2025 – 9%; October 31, 2024 – 9%) of the commercial real estate portfolio, of which approximately 57% (April 30, 2025 – 57%; October 31, 2024 – 60%) are investment grade facilities. U.S. office exposure represents approximately 0.4% (April 30, 2025 – 0.4%; October 31, 2024 – 0.4%) of the portfolio.
Loans to Canadian condominium developers
The Bank had loans outstanding to Canadian condominium developers of $3,545 million as at July 31, 2025 (April 30, 2025 – $3,518 million; October 31, 2024 – $3,238 million). This represents approximately 6% of the commercial real estate portfolio (April 30, 2025 – 6%; October 31, 2024 – 5%), of which approximately 76% are investment grade facilities (April 30, 2025 – 78%; October 31, 2024 – 72%). Downside risk is partially mitigated by primary focus on well capitalized and experienced developers who have long-term relationships with the Bank.
Regional non-retail exposures
The Bank’s exposures outside Canada and the U.S. are diversified by region and product and are sized appropriately relative to the creditworthiness of the counterparties (58% of the exposures are to investment grade counterparties based on a combination of internal and external ratings). The Bank’s exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events during the quarter that materially impacted the Bank’s exposures.
The Bank’s exposure to sovereigns was $55.3 billion as at July 31, 2025 (April 30, 2025 – $55.9 billion; October 31, 2024 – $58.9 billion), $13 billion to banks (April 30, 2025 – $14.8 billion; October 31, 2024 – $15.5 billion), and $102.4 billion to corporates (April 30, 2025 – $103.0 billion; October 31, 2024 – $111.0 billion).
In addition to the exposures detailed in the table below, the Bank had indirect exposures consisting of securities exposures to non-European entities whose parent company is domiciled in Europe of $0.01 billion as at July 31, 2025 (April 30, 2025 – $0.06 billion; October 31, 2024 – $0.09 billion).

Scotiabank Third Quarter Report 2025	41

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s regional credit exposures are distributed as follows:
T21 Bank’s regional credit exposures distribution

	As at
	July 31, 2025							April 30 2025	October 31 2024
($ millions)	Loans and loan equivalents (1)	Deposits with financial institutions	Securities (2)	SFT and derivatives (3)	Funded total	Undrawn commitments (4)	Total	Total	Total
Latin America (5)	$76,065	$11,990	$17,988	$1,426	$107,469	$10,398	$117,867	$118,812	$125,228
Caribbean and Central America	12,497	4,001	4,723	60	21,281	3,244	24,525	25,437	24,521
Europe, excluding U.K.	7,198	4,012	4,501	2,325	18,036	10,519	28,555	26,648	25,083
U.K.	6,501	1,296	722	1,153	9,672	5,921	15,593	17,126	18,192
Asia	6,897	736	5,935	274	13,842	7,693	21,535	24,005	29,458
Other (6)	360	3	42	1	406	308	714	687	778
Total	$109,518	$22,038	$33,911	$5,239	$170,706	$38,083	$208,789	$212,715	$223,260
(1)
Allowances for credit losses are $602. Letters of credit and guarantees are included as funded exposure as they have been issued. Included in loans and loans equivalent are letters of credit and guarantees which total $14,394 as at July 31, 2025 (April 30, 2025 – $14,272; October 31, 2024 – $14,446).

(2)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions, with net short positions in brackets.
(3)
SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral. Collateral held against derivatives was $9,003 and collateral held against SFT was $128,275.

(4)
Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor and include commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement.

(5)	Includes Mexico, Chile, Peru, Colombia, Brazil, Uruguay, Venezuela, Ecuador and Argentina.
(6)	Includes Middle East and Africa.
Market risk
Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. The table below shows the Bank’s VaR by risk factor:
T22 Market Risk Measures

	As at or for the three months ended
	July 31, 2025						April 30, 2025		July 31, 2024
Risk factor ($ millions)	As at	Average	High		Low		As at	Average	As at	Average
Credit spread plus interest rate	$13.5	$14.3	$17.5		$12.2		$14.3	$14.2	$9.8	$12.7
Credit spread (1)	9.0	11.1	14.0		8.2		12.0	12.4	6.1	7.7
Interest rate	10.2	11.2	15.6		8.5		8.6	12.8	7.3	13.7
Equities	4.6	4.1	8.4		2.5		8.2	6.1	5.1	4.6
Foreign exchange	2.8	2.8	5.7		1.1		1.4	2.0	2.4	2.1
Commodities	4.1	3.4	4.9		2.3		2.5	2.8	3.8	2.1
Debt specific (1)	n/a	n/a	n/a		n/a		n/a	n/a	3.1	3.0
Diversification effect	(12.9)	(11.5)	nm	(2)	nm	(2)	(14.3)	(11.0)	(15.1)	(10.6)
Total VaR	$12.1	$13.1	$18.3		$9.7		$12.1	$14.1	$9.1	$13.9
(1)	Effective November 1, 2024, credit spread VaR also captures issuer-specific credit spread volatility which was previously included in debt specific VaR.
(2)	Not meaningful.
In the third quarter of 2025, the average one-day Total VaR decreased primarily due to lower interest rate risk and equity risk.
There were no trading loss days this quarter. The quality and accuracy of the VaR models is validated by back-testing, which compares daily actual and theoretical profit and loss with the daily output of the VaR model.
Interest rate risk
Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customer preferences (e.g. mortgage prepayment rates).
Non-trading interest rate sensitivity
The following table shows the pro-forma pre-tax impact on the Bank’s net interest income over the next twelve months and economic value of equity of an immediate and sustained 100 basis points increase and decrease in interest rate across major currencies as defined by the Bank. These calculations are based on models that consider a number of inputs, are on a constant balance sheet and make no assumptions for management actions to mitigate the risk.

42	Scotiabank Third Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

T23 Structural interest sensitivity

	As at
	July 31, 2025						April 30, 2025		July 31, 2024
	Net interest income			Economic value of equity
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net interest income	Economic value of equity	Net interest income	Economic value of equity
+100 bps	$207	$(70)	$137	$(603)	$(956)	$(1,559)	$174	$(1,299)	$(54)	$(1,427)
-100 bps	(192)	45	(147)	489	705	1,194	(225)	820	–	910
During the third quarter of 2025, both interest rate sensitivities remained within the Bank’s approved consolidated limits.
The Board approves the risk appetite for structural interest rate risk, and the Asset Liability Committee (ALCO) and Global Risk Management (GRM) provide ongoing governance through structural interest rate risk policies, limits and operating frameworks. Structural interest rate risk reports are reviewed regularly by GRM, ALCO, and the Board.
The Bank supplements the immediate rate change impact analysis described above with more sophisticated analyses and tools for actual risk management purposes.
Market risk linkage to Consolidated Statement of Financial Position
Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives captured under trading risk measures are related to the activities of Global Banking and Markets, while derivatives captured under non-trading risk measures comprise those used in asset/liability management and designated in a hedge relationship. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading risk measures is provided in the table below.
T24 Market risk linkage to Consolidated Statement of Financial Position of the Bank

As at July 31, 2025	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$5,832	$5,832	$–	$–	n/a
Trading assets	136,485	135,553	932	–	Interest rate, FX
Derivative financial instruments	43,801	39,986	3,815	–	Interest rate, FX, equity
Investment securities	149,151	–	149,151	–	Interest rate, FX, equity
Loans	761,560	–	761,560	–	Interest rate, FX
Assets – other (1)	317,857	428	–	317,429	n/a
Total assets	$1,414,686	$181,799	$915,458	$317,429
Deposits	$946,842	$–	$901,902	$44,940	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	43,536	43,536	–	–	Interest rate, equity
Obligations related to securities sold short	34,675	34,675	–	–	n/a
Derivative financial instruments	52,916	48,355	4,561	–	Interest rate, FX, equity
Trading liabilities (2)	614	614	–	–	n/a
Pension and other benefit liabilities	1,552	–	1,552	–	Interest rate, credit spread, equity
Liabilities – other (3)	249,068	272	–	248,796	n/a
Total liabilities	$1,329,203	$127,452	$908,015	$293,736
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

As at October 31, 2024	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$2,540	$2,540	$–	$–	n/a
Trading assets	129,727	129,032	695	–	Interest rate, FX
Derivative financial instruments	44,379	39,736	4,643	–	Interest rate, FX, equity
Investment securities	152,832	–	152,832	–	Interest rate, FX, equity
Loans	760,829	–	760,829	–	Interest rate, FX
Assets – other (1)	321,720	448	–	321,272	n/a
Total assets	$1,412,027	$171,756	$918,999	$321,272
Deposits	$943,849	$–	$901,328	$42,521	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	36,341	36,341	–	–	Interest rate, equity
Obligations related to securities sold short	35,042	35,042	–	–	n/a
Derivative financial instruments	51,260	45,652	5,608	–	Interest rate, FX, equity
Trading liabilities (2)	578	578	–	–	n/a
Pension and other benefit liabilities	1,587	–	1,587	–	Interest rate, credit spread, equity
Liabilities – other (3)	259,294	275	–	259,019	n/a
Total liabilities	$1,327,951	$117,888	$908,523	$301,540
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Scotiabank Third Quarter Report 2025	43

MANAGEMENT’S DISCUSSION & ANALYSIS

Liquidity risk
Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.
Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined in Note 19 to the Condensed Interim Consolidated Financial Statements and in Note 36 to the Consolidated Financial Statements in the Bank’s 2024 Annual Report.
Liquid assets are a key component of this framework. The determination of the appropriate levels for liquid asset portfolios is based on the amount of liquidity the Bank might need to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.
Liquid assets
Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs.
Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include unrestricted deposits with central banks, deposits with financial institutions, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions.
Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the expected time it would take to convert them to cash.
Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset/liability management purposes, trading securities primarily held by Global Banking and Markets, and collateral received from securities financing and derivative transactions.
The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at July 31, 2025 unencumbered liquid assets were $321 billion (October 31, 2024 – $310 billion). Securities, including National Housing Act (NHA) mortgage-backed securities, comprised 79% of liquid assets (October 31, 2024 – 81%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions and precious metals, were 21% (October 31, 2024 – 19%). The increase in total unencumbered liquid assets was attributable to an increase in cash and deposits with central banks, other liquid securities, precious metals, NHA mortgage backed securities and foreign government obligations, partly offset by a decrease in Canada government obligations and deposits with financial institutions.
The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Consolidated Statement of Financial Position as at July 31, 2025. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.
The Bank’s liquid asset pool is summarized in the following table:
T25 Liquid asset pool

	As at July 31, 2025
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral	Other
Cash and deposits with central banks	$62,943	$–	$62,943	$–	$6,886	$56,057	$–
Deposits with financial institutions	6,758	–	6,758	–	56	6,702	–
Precious metals	5,832	–	5,832	–	–	5,832	–
Securities:
Canadian government obligations	78,040	21,761	99,801	42,371	–	57,430	–
Foreign government obligations	118,090	110,702	228,792	103,783	–	125,009	–
Other securities	73,687	127,054	200,741	161,577	–	39,164	–
NHA mortgage-backed securities	37,874	–	37,874	6,908	–	30,966	–
Total	$383,224	$259,517	$642,741	$314,639	$6,942	$321,160	$–

	As at October 31, 2024
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral	Other
Cash and deposits with central banks	$55,976	$–	$55,976	$–	$5,991	$49,985	$–
Deposits with financial institutions	7,884	–	7,884	–	82	7,802	–
Precious metals	2,540	–	2,540	–	–	2,540	–
Securities:
Canadian government obligations	71,915	26,062	97,977	34,572	–	63,405	–
Foreign government obligations	121,072	129,991	251,063	126,371	–	124,692	–
Other securities	75,223	101,262	176,485	143,862	–	32,623	–
NHA mortgage-backed securities	35,546	–	35,546	6,584	–	28,962	–
Total	$370,156	$257,315	$627,471	$311,389	$6,073	$310,009	$–
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.

44	Scotiabank Third Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:
T26 Total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries

	As at
($ millions)	July 31 2025	October 31 2024
The Bank of Nova Scotia (Parent)	$248,557	$235,378
Bank domestic subsidiaries	23,524	32,769
Bank foreign subsidiaries	49,079	41,862
Total	$321,160	$310,009
The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (85%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction. Potential regulatory restrictions on the transferability of liquid assets held in Bank foreign subsidiaries are taken into consideration in the Bank’s liquidity management framework.
Encumbered assets
In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities are also pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:
T27 Asset encumbrance

	As at July 31, 2025
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)
Cash and deposits with central banks	$62,943	$–	$62,943	$–	$6,886	$56,057	$–
Deposits with financial institutions	6,758	–	6,758	–	56	6,702	–
Precious metals	5,832	–	5,832	–	–	5,832	–
Liquid securities:
Canadian government obligations	78,040	21,761	99,801	42,371	–	57,430	–
Foreign government obligations	118,090	110,702	228,792	103,783	–	125,009	–
Other liquid securities	73,687	127,054	200,741	161,577	–	39,164	–
Other securities	4,776	18,431	23,207	13,209	–	–	9,998
Loans classified as liquid assets:
NHA mortgage-backed securities	37,874	–	37,874	6,908	–	30,966	–
Other loans	731,782	–	731,782	10,705	75,277	20,872	624,928
Other financial assets (4)	238,269	(165,604)	72,665	15,356	–	–	57,309
Non-financial assets	56,635	–	56,635	–	–	–	56,635
Total	$1,414,686	$112,344	$1,527,030	$353,909	$82,219	$342,032	$748,870

	As at October 31, 2024
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)
Cash and deposits with central banks	$55,976	$–	$55,976	$–	$5,991	$49,985	$–
Deposits with financial institutions	7,884	–	7,884	–	82	7,802	–
Precious metals	2,540	–	2,540	–	–	2,540	–
Liquid securities:
Canadian government obligations	71,915	26,062	97,977	34,572	–	63,405	–
Foreign government obligations	121,072	129,991	251,063	126,371	–	124,692	–
Other liquid securities	75,223	101,262	176,485	143,862	–	32,623	–
Other securities	4,534	10,677	15,211	4,415	–	–	10,796
Loans classified as liquid assets:
NHA mortgage-backed securities	35,546	–	35,546	6,584	–	28,962	–
Other loans	732,932	–	732,932	6,642	79,812	17,173	629,305
Other financial assets (4)	249,058	(193,018)	56,040	13,148	–	–	42,892
Non-financial assets	55,347	–	55,347	–	–	–	55,347
Total	$1,412,027	$74,974	$1,487,001	$335,594	$85,885	$327,182	$738,340
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)
Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.

(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.

Scotiabank Third Quarter Report 2025	45

MANAGEMENT’S DISCUSSION & ANALYSIS

As at July 31, 2025 total encumbered assets of the Bank were $436 billion (October 31, 2024 – $421 billion). Of the remaining $1,091 billion (October 31, 2024 – $1,066 billion) of unencumbered assets, $342 billion (October 31, 2024 – $327 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.
In some over-the-counter derivative contracts, the Bank would be required to post additional collateral or receive less collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. As at July 31, 2025 the potential adverse impact on derivatives collateral that would result from a one, two or three-notch downgrade of the Bank’s rating below its lowest current rating was $37 million, $1,071 million or $1,912 million, respectively.
Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.
Credit ratings
Credit ratings are one of the factors that impact the Bank’s access to capital markets and the terms on which it can conduct derivatives, hedging transactions and borrow funds. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.
The Bank continues to have strong credit ratings and its deposits and legacy senior debt are rated AA by Fitch, Aa2 by Moody’s, AA by Morningstar DBRS and A+ by Standard and Poor’s (S&P). The Bank’s bail-inable senior debt is rated AA- by Fitch, A2 by Moody’s, AA (low) by Morningstar DBRS, and A- by S&P. As of July 31, 2025, all rating agencies have a Stable outlook on the Bank. There were no changes made to the Bank’s credit ratings or outlooks during the quarter.
Liquidity coverage ratio
The Liquidity Coverage Ratio (LCR) measure is based on a 30-day liquidity stress scenario, with assumptions defined in the Liquidity Adequacy Requirements (LAR) Guideline issued by the Office of the Superintendent of Financial Institutions (OSFI). The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.
HQLA are defined in the LAR Guideline and are grouped into three main categories with varying haircuts applied to arrive at the amount included in the total weighted value in the table that follows.
The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.

46	Scotiabank Third Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table presents the Bank’s LCR for the quarter ended July 31, 2025, based on the average daily positions in the quarter:
T28 Bank’s average LCR
(1)

For the quarter ended July 31, 2025 ($ millions) (2)	Total unweighted Value (Average) (3)	Total weighted Value (Average) (4)
High-quality liquid assets
Total high-quality liquid assets (HQLA)	*	$262,449

Cash outflows
Retail deposits and deposits from small business customers, of which:	$262,653	$27,952
Stable deposits	106,518	3,446
Less stable deposits	156,135	24,506
Unsecured wholesale funding, of which:	283,574	118,964
Operational deposits (all counterparties) and deposits in networks of cooperative banks	110,141	26,523
Non-operational deposits (all counterparties)	162,721	81,729
Unsecured debt	10,712	10,712
Secured wholesale funding	*	85,795
Additional requirements, of which:	259,423	57,901
Outflows related to derivative exposures and other collateral requirements	45,108	24,040
Outflows related to loss of funding on debt products	5,076	5,076
Credit and liquidity facilities	209,239	28,785
Other contractual funding obligations	2,111	2,047
Other contingent funding obligations (5)	614,697	8,730
Total cash outflows	*	$301,389

Cash inflows
Secured lending (e.g. reverse repos)	$325,676	$45,271
Inflows from fully performing exposures	37,865	22,287
Other cash inflows	25,161	25,161
Total cash inflows	$388,702	$92,719
		Total adjusted value (6)
Total HQLA	*	$262,449
Total net cash outflows	*	$208,670
Liquidity coverage ratio (%)	*	126%
For the quarter ended April 30, 2025 ($ millions)		Total adjusted value (6)
Total HQLA	*	$275,824
Total net cash outflows	*	$209,768
Liquidity coverage ratio (%)	*	131%
*	Disclosure is not required under regulatory guideline.
(1)	The LCR is calculated in accordance with OSFI’s LAR Guideline (April 2025).
(2)	Based on the average of daily positions of the 64 business days in the quarter.
(3)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(4)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR Guideline.
(5)
Total unweighted value includes uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.

(6)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.
HQLA is substantially comprised of Level 1 assets (as defined in the LAR Guideline), such as cash, deposits with central banks available to the Bank in times of stress, and highly rated securities issued or guaranteed by governments, central banks and supranational entities.
The decrease in the Bank’s average LCR for the quarter ended July 31, 2025 versus the average of the previous quarter was mainly attributable to lower HQLA held during the quarter, mainly attributable to lower deposits with central banks. Net cash outflows were minimally changed as higher secured funding outflows were largely offset by higher secured lending inflows and inflows from fully performing exposures. The Bank monitors its significant currency exposures, Canadian and U.S. dollars, in accordance with its liquidity risk management framework and risk appetite.
Net stable funding ratio
The Net Stable Funding Ratio (NSFR) requires institutions to maintain a stable funding profile in relation to the composition of their assets and off-balance
sheet exposures. It is calculated as the ratio of available stable funding (ASF) to required stable funding (RSF), with assumptions defined in the OSFI LAR Guideline. The Bank is subject to a regulatory minimum NSFR of 100%.
ASF is defined as the portion of capital and liabilities expected to be reliable over the time horizons considered by the NSFR. RSF is a function of the liquidity characteristics and residual maturities of the various assets held by the Bank as well as those of its off-balance
sheet exposures.
The total weighted values for ASF and RSF included in the table that follows are derived by applying the assumptions specified in the LAR Guideline to balance sheet items, including capital instruments, wholesale funding, deposits, loans and mortgages, securities, derivatives and commitments to extend credit.

Scotiabank Third Quarter Report 2025	47

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table presents the Bank’s NSFR as at July 31, 2025:
T29 Bank’s NSFR
(1)

	Unweighted Value by Residual Maturity				Weighted Value (3)
As at July 31, 2025 ($ millions)	No maturity (2)	< 6 months	6-12 months	≥ 1 year
Available Stable Funding (ASF) Item
Capital:	$92,135	$–	$–	$–	$92,135
Regulatory capital	92,135	–	–	–	92,135
Other capital instruments	–	–	–	–	–
Retail deposits and deposits from small business customers:	231,504	79,349	35,937	52,469	362,509
Stable deposits	94,904	32,320	13,438	15,496	149,125
Less stable deposits	136,600	47,029	22,499	36,973	213,384
Wholesale funding:	208,174	340,966	58,599	127,699	318,417
Operational deposits	108,670	–	–	–	54,335
Other wholesale funding	99,504	340,966	58,599	127,699	264,082
Liabilities with matching interdependent assets (4)	–	1,703	814	13,038	–
Other liabilities:	28,568	125,207			22,443
NSFR derivative liabilities		10,861
All other liabilities and equity not included in the above categories	28,568	90,216	3,374	20,756	22,443
Total ASF					$795,504
Required Stable Funding (RSF) Item
Total NSFR high-quality liquid assets (HQLA)					$19,102
Deposits held at other financial institutions for operational purposes	$2,078	$–	$–	$–	$1,039
Performing loans and securities:	117,186	285,617	103,836	422,034	554,601
Performing loans to financial institutions secured by Level 1 HQLA	56	61,102	1,773	693	4,866
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	1,882	95,546	11,753	17,738	36,096
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	66,744	92,766	49,104	167,026	269,006
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	614	499	6,517	4,793
Performing residential mortgages, of which:	22,443	34,917	41,051	232,157	218,003
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	22,443	34,657	40,738	220,421	207,741
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	26,061	1,286	155	4,420	26,630
Assets with matching interdependent liabilities (4)	–	1,703	814	13,038	–
Other assets:	8,778	157,088			70,061
Physical traded commodities, including gold	8,778				7,462
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		15,622			13,279
NSFR derivative assets		6,105			–
NSFR derivative liabilities before deduction of variation margin posted		27,437			1,372
All other assets not included in the above categories	–	59,976	–	47,948	47,948
Off-balance sheet items		523,248			19,691
Total RSF					$664,494
Net Stable Funding Ratio (%)					120%

As at April 30, 2025 ($ millions)	Weighted Value (3)
Total ASF	$788,238
Total RSF	658,499
Net stable funding ratio (%)	120%
(1)	The NSFR is calculated in accordance with OSFI’s LAR guideline (April 2025).
(2)
Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity, non-maturity
deposits, short positions, open maturity positions,
non-HQLA
equities, and physical traded commodities.

(3)	Weighted values represent balances calculated after the application of ASF and RSF rates, as prescribed by the OSFI LAR Guideline.
(4)	Interdependent assets and liabilities are primarily comprised of transactions related to the Canada Mortgage Bond program.
Available stable funding is primarily provided by the Bank’s large pool of retail, small business and corporate customer deposits; secured and unsecured wholesale funding and capital. Required stable funding primarily originates from the Bank’s loan and mortgage portfolio, securities holdings, off-balance
sheet items and other assets.
The Bank’s NSFR as at July 31, 2025 remained unchanged versus the previous quarter as higher ASF from retail deposits and deposits from small business customers were offset by an increase in RSF for performing securities, loans and residential mortgages.

48	Scotiabank Third Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Funding
The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.
Capital and personal deposits are key components of the Bank’s core funding and these amounted to $401 billion as at July 31, 2025 (October 31, 2024 – $398 billion). The increase since October 31, 2024 is due primarily to growth in personal deposits. A portion of commercial deposits, particularly those of an operating or relationship nature, are also considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer-term wholesale debt issuances (original maturity of 1 year or more) of $193 billion (October 31, 2024 – $206 billion). Longer-term wholesale debt issuances include senior notes, mortgage securitizations, asset-backed securities and covered bonds.
The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in each country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.
From an overall funding perspective, the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.
The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, are managed centrally within the framework of policies and limits that are approved by the Board of Directors.
In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and markets is based on a number of factors, including relative cost, market capacity and diversification of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances, the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.
In Canada, the Bank raises short and longer-term wholesale debt through the issuance of senior unsecured notes. Additional longer-term wholesale debt may be generated through the Bank’s Canadian Debt and Equity Shelf, the securitization of Canadian insured residential mortgages through Canada Mortgage and Housing Corporation (CMHC) programs (such as Canada Mortgage Bonds), uninsured residential mortgages through the Bank’s Covered Bond Program, retail credit card receivables through the Trillium Credit Card Trust II program and retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program. CMHC securitization programs, while included in the Bank’s view of wholesale debt issuance, do not historically entail the run-off
risk that can be experienced in funding raised from capital markets.
Outside of Canada, short-term wholesale debt may be raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong, the United Kingdom and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf, and non-registered
programs, such as the securitization of retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and retail credit card receivables through the Trillium Credit Card Trust II program. The Bank may issue offerings via its Covered Bond Program (listed with the U.K. Listing Authority and the Swiss Stock Exchange), in Europe, the United Kingdom, the United States, Australia, Switzerland, Canada and Norway. The Bank also issues longer-term notes across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme (listed with the U.K. Listing Authority and the Swiss Stock Exchange) and Singapore Medium Term Note Programme (listed with the Singapore Exchange and the Taiwan Exchange).
The Department of Finance’s
bail-in
regulations under the Canada Deposit Insurance Corporation (CDIC) Act and the Bank Act, became effective September 23, 2018. Senior unsecured debt issued by the Bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions, is subject to the Canadian Bank Recapitalization
(Bail-in)
regime. Under the
Bail-in
regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that they are of the opinion that it is in the public interest to do so, grant an order directing the CDIC to convert all or a portion of certain shares and liabilities of that bank into common shares.

Scotiabank Third Quarter Report 2025	49

MANAGEMENT’S DISCUSSION & ANALYSIS

The table below provides the remaining contractual maturities of funding raised through wholesale funding sources. In the Consolidated Statement of Financial Position, these liabilities are primarily included in Business and Government Deposits.
Wholesale funding sources
T30 Wholesale funding
(1)

	As at July 31, 2025
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-total ≤ 1 year	1-2 years	2-5 years	>5 years	Total
Deposit by banks (2)	$2,109	$2,118	$91	$142	$216	$4,676	$–	$277	$–	$4,953
Bearer deposit notes, commercial paper and certificate of deposits	5,851	15,304	21,005	16,666	9,309	68,135	1,338	343	180	69,996
Asset-backed commercial paper (3)	2,654	5,710	4,193	–	–	12,557	–	–	–	12,557
Senior notes (4)(5)	84	717	211	2,750	2,236	5,998	3,711	6,363	12,946	29,018
Bail-inable notes (5)	–	1,755	3,987	4,394	3,684	13,820	18,654	20,809	23,055	76,338
Asset-backed securities	922	35	655	47	44	1,703	746	1,657	76	4,182
Covered bonds	–	890	4,141	3,479	2,993	11,503	13,952	16,353	2,289	44,097
Mortgage securitization (6)	–	232	1,344	360	432	2,368	2,369	7,160	2,600	14,497
Subordinated debentures (7)	–	–	1,732	–	50	1,782	–	162	7,955	9,899
Total wholesale funding sources	$11,620	$26,761	$37,359	$27,838	$18,964	$122,542	$40,770	$53,124	$49,101	$265,537

Of Which:

Unsecured funding	$8,044	$19,893	$27,025	$23,953	$15,495	$94,410	$23,704	$27,954	$44,135	$190,203
Secured funding	3,576	6,868	10,334	3,885	3,469	28,132	17,066	25,170	4,966	75,334

	As at October 31, 2024
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-total ≤ 1 year	1-2 years	2-5 years	>5 years	Total
Deposit by banks (2)	$3,858	$1,455	$455	$318	$158	$6,244	$–	$–	$–	$6,244
Bearer deposit notes, commercial paper and certificate of deposits	6,612	12,754	17,407	12,087	8,307	57,167	1,251	269	182	58,869
Asset-backed commercial paper (3)	2,248	5,831	2,435	139	–	10,653	–	–	–	10,653
Senior notes (4)(5)	2,073	88	2,200	2,613	794	7,768	2,949	7,934	12,337	30,988
Bail-inable notes (5)	243	5,699	6,429	6,613	1,682	20,666	16,714	29,520	17,945	84,845
Asset-backed securities	–	1	–	–	908	909	1,218	770	844	3,741
Covered bonds	–	1,515	4,983	2,088	916	9,502	16,039	17,251	4,143	46,935
Mortgage securitization (6)	–	650	1,710	887	235	3,482	3,061	7,099	3,844	17,486
Subordinated debentures (7)	–	47	–	280	–	327	1,788	201	7,430	9,746
Total wholesale funding sources	$15,034	$28,040	$35,619	$25,025	$13,000	$116,718	$43,020	$63,044	$46,725	$269,507

Of Which:

Unsecured funding	$12,786	$20,042	$26,492	$21,911	$10,941	$92,172	$22,702	$37,924	$37,894	$190,692
Secured funding	2,248	7,998	9,127	3,114	2,059	24,546	20,318	25,120	8,831	78,815
(1)
Wholesale funding sources exclude obligations related to securities sold under repurchase agreements and bankers’ acceptances, which are disclosed in the contractual maturities table below. Amounts are principal at maturity based on remaining term.

(2)	Only includes commercial bank deposits.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Not subject to bail-in.
(5)	Includes structured notes issued to institutional investors.
(6)
Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.

(7)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.
Wholesale funding generally bears a higher risk of
run-off
in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $321 billion as at July 31, 2025 (October 31, 2024 – $310 billion) were well in excess of wholesale funding sources which mature in the next twelve months.

50	Scotiabank Third Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Contractual maturities
The table below provides the maturity of assets and liabilities as well as the off-balance
sheet commitments as at July 31, 2025, based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.
T31 Contractual maturities

	As at July 31, 2025
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$66,075	$847	$311	$42	$33	$105	$302	$296	$7,522		$75,533
Trading assets	1,722	4,168	5,158	3,283	2,313	8,873	20,324	24,971	65,673		136,485
Securities purchased under resale agreements and securities borrowed	145,300	25,257	9,632	3,466	1,012	–	693	–	–		185,360
Derivative financial instruments	3,625	3,344	5,226	2,784	2,054	5,633	9,997	11,138	–		43,801
Investment securities – FVOCI	2,422	5,507	3,877	4,653	7,317	17,869	45,023	35,091	352		122,111
Investment securities – amortized cost	57	994	420	876	938	1,540	3,577	16,521	–		24,923
Investment securities – FVTPL	–	–	–	–	–	–	–	–	2,117		2,117
Loans	42,240	42,422	57,346	50,956	60,582	166,520	218,310	57,031	66,153		761,560
Residential mortgages	5,431	13,418	20,342	22,350	29,170	100,025	123,836	42,060	4,305	(1)	360,937
Personal loans	3,976	2,603	4,586	4,440	4,158	12,688	24,473	6,440	44,526		107,890
Credit cards	–	–	–	–	–	–	–	–	17,472		17,472
Business and government	32,833	26,401	32,418	24,166	27,254	53,807	70,001	8,531	7,047	(2)	282,458
Allowance for credit losses	–	–	–	–	–	–	–	–	(7,197)		(7,197)
Customers’ liabilities under acceptances	21	36	58	11	7	–	–	–	–		133
Other assets	–	–	–	–	–	–	–	–	62,663		62,663
Total assets	$261,462	$82,575	$82,028	$66,071	$74,256	$200,540	$298,226	$145,048	$204,480		$1,414,686

Liabilities and equity
Deposits	$76,407	$70,426	$75,518	$50,606	$44,721	$66,871	$71,785	$21,995	$468,513		$946,842
Personal	16,782	21,238	25,376	17,430	17,539	20,340	12,377	208	170,174		301,464
Non-personal	59,625	49,188	50,142	33,176	27,182	46,531	59,408	21,787	298,339		645,378
Financial instruments designated at fair value through profit or loss	837	921	1,811	2,738	2,617	5,574	10,849	18,189	–		43,536
Acceptances	22	36	58	11	7	–	–	–	–		134
Obligations related to securities sold short	148	2,526	2,079	765	985	2,271	6,879	11,394	7,628		34,675
Derivative financial instruments	3,070	3,389	5,581	2,734	2,593	6,945	10,912	17,692	–		52,916
Obligations related to securities sold under repurchase agreements and securities lent	174,530	6,886	172	417	–	218	–	–	–		182,223
Subordinated debentures	–	–	1,732	–	–	–	–	5,872	–		7,604
Other liabilities	226	850	774	2,021	887	2,343	6,471	9,342	38,359		61,273
Total equity	–	–	–	–	–	–	–	–	85,483		85,483
Total liabilities and equity	$255,240	$85,034	$87,725	$59,292	$51,810	$84,222	$106,896	$84,484	$599,983		$1,414,686

Off-balance sheet commitments
Credit commitments (3)	$1,575	$8,426	$15,874	$14,762	$16,742	$53,870	$137,266	$28,727	$–		$277,242
Guarantees and letters of credit (4)	–	–	–	–	–	–	–	–	74,876		74,876
Outsourcing obligations (5)	2	4	6	6	6	24	42	5	–		95
(1)	Includes impaired mortgages.
(2)	Includes overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(5)	The Bank relies on outsourcing arrangements for certain support and/or business functions, including, but not limited to, computer operations and cheque and bill payment processing.

Scotiabank Third Quarter Report 2025	51

MANAGEMENT’S DISCUSSION & ANALYSIS

	As at October 31, 2024
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$59,871	$600	$100	$45	$53	$152	$272	$221	$5,086		$66,400
Trading assets	2,183	3,233	3,782	3,925	3,620	8,484	21,126	22,003	61,371		129,727
Securities purchased under resale agreements and securities borrowed	165,155	19,828	10,573	1,722	2,569	–	696	–	–		200,543
Derivative financial instruments	3,545	5,929	3,118	2,584	1,844	6,774	9,718	10,867	–		44,379
Investment securities – FVOCI	3,404	7,194	6,525	4,316	3,825	19,546	46,178	27,238	3,162		121,388
Investment securities – amortized cost	16	919	706	1,136	994	1,860	4,935	18,846	–		29,412
Investment securities – FVTPL	2	–	–	–	–	–	26	–	2,004		2,032
Loans	40,996	43,071	49,443	52,476	48,186	163,815	242,835	55,047	64,960		760,829
Residential mortgages	5,215	9,719	17,163	19,002	21,784	97,508	135,961	40,720	3,869	(1)	350,941
Personal loans	3,499	3,470	3,379	4,807	3,598	12,012	25,695	6,582	43,337		106,379
Credit cards	–	–	–	–	–	–	–	–	17,374		17,374
Business and government	32,282	29,882	28,901	28,667	22,804	54,295	81,179	7,745	6,916	(2)	292,671
Allowance for credit losses	–	–	–	–	–	–	–	–	(6,536)		(6,536)
Customers’ liabilities under acceptances	39	57	36	10	6	–	–	–	–		148
Other assets	–	–	–	–	–	–	–	–	57,169		57,169
Total assets	$275,211	$80,831	$74,283	$66,214	$61,097	$200,631	$325,786	$134,222	$193,752		$1,412,027

Liabilities and equity
Deposits	$88,575	$77,322	$68,891	$57,925	$43,415	$64,530	$76,309	$24,977	$441,905		$943,849
Personal	16,273	23,956	24,000	22,746	19,827	19,423	12,430	138	160,028		298,821
Non-personal	72,302	53,366	44,891	35,179	23,588	45,107	63,879	24,839	281,877		645,028
Financial instruments designated at fair value through profit or loss	510	1,045	2,132	1,609	1,833	5,330	8,887	14,995	–		36,341
Acceptances	40	57	36	10	6	–	–	–	–		149
Obligations related to securities sold short	272	1,988	1,120	1,803	816	3,638	7,114	9,413	8,878		35,042
Derivative financial instruments	2,754	4,595	2,429	2,301	1,857	7,647	11,705	17,972	–		51,260
Obligations related to securities sold under repurchase agreements and securities lent	186,240	3,427	93	437	44	208	–	–	–		190,449
Subordinated debentures	–	–	–	251	–	1,740	–	5,842	–		7,833
Other liabilities (3)	533	759	1,285	1,267	979	3,142	6,860	8,954	39,249		63,028
Total equity	–	–	–	–	–	–	–	–	84,076		84,076
Total liabilities and equity	$278,924	$89,193	$75,986	$65,603	$48,950	$86,235	$110,875	$82,153	$574,108		$1,412,027

Off-balance sheet commitments
Credit commitments (3)	$1,538	$9,568	$15,403	$18,291	$12,075	$58,806	$144,972	$8,818	$–		$269,471
Guarantees and letters of credit (4)	–	–	–	–	–	–	–	–	64,016		64,016
Outsourcing obligations (5)	12	23	7	7	7	29	56	13	–		154
(1)	Includes impaired mortgages.
(2)	Includes overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(5)	The Bank relies on outsourcing arrangements for certain support and/or business functions, including, but not limited to, computer operations and cheque and bill payment processing.
Capital Management
The Bank continues to manage its capital in accordance with the capital management framework and OSFI’s regulatory capital requirements as described on pages 55 to 68 of the Bank’s 2024 Annual Report.
Effective November 1, 2023 the Domestic Stability Buffer (DSB) was increased to 3.5% of total risk-weighted assets. This DSB requirement of 3.5% was maintained by OSFI in their June 2025 announcement. OSFI’s minimum regulatory capital ratio requirements, including the
D-SIB
1.0% surcharge and its DSB, are: 11.5%, 13.0% and 15.0% for Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios, respectively. In addition, the Bank is presently subject to a Basel Committee on Banking Supervision (BCBS) countercyclical buffer requirement of approximately seven basis points.

52	Scotiabank Third Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

OSFI defers further increases to the Basel III standardized capital output floor
In February 2025, OSFI announced its deferral of increases to the Basel III standardized capital output floor until further notice. OSFI has noted that there remains uncertainty about when other jurisdictions will fully implement Basel III and it will not extend its implementation lead.
Canada concluded its implementation of the revised Basel III 2017 reforms in early 2024 and established an accelerated phase-in
of the Basel III standardized capital output floor, calibrated at 65% in 2023, increasing in the first quarter by 2.5% per year through to 72.5% in 2026. OSFI’s announcement of a deferral maintains the capital floor calibration at the 2024 level of 67.5% indefinitely, delaying further increases to 70% and 72.5%, until further notice. Moreover, OSFI has committed to notifying affected banks at least two years prior to resuming an increase to the Basel III standardized capital output floor.
OSFI guideline for the capital and liquidity treatment of crypto-asset exposures
In February 2025, OSFI published its guideline for the capital and liquidity treatment of crypto-asset exposures, effective for the Bank in the first quarter of 2026. The guideline incorporates the BCBS standards for cypto-asset exposures, as updated in November 2024, and it replaces OSFI’s interim advisory on the regulatory treatment of cypto-asset exposures. In addition, OSFI published final amendments to its Pillar 3 Disclosure Guidelines, incorporating new crypto-asset disclosure requirements also effective the first quarter of fiscal 2026.
Within the guideline, crypto-asset exposures are defined and categorized by type. Regulatory capital treatments for their credit risk, counterparty credit risk and market risk are prescribed. Overall, the regulatory capital impacts from the new crypto-asset exposure requirements are not considered material to the Bank.
Regulatory capital and total loss absorbing capacity ratios
The Bank’s various regulatory capital and total loss absorbing capacity measures consist of the following:
T32 Regulatory capital and total loss absorbing capacity ratios

	As at
($ millions)	July 31 2025	April 30 2025	October 31 2024
Common Equity Tier 1 capital (1)	$61,591	$60,425	$60,631
Tier 1 capital (1)	70,225	70,740	69,499
Total regulatory capital (1)	78,208	78,682	77,708
Total loss absorbing capacity (TLAC) (2)	134,627	139,119	137,752
Risk-weighted assets (1)(3)	$463,484	$458,989	$463,992
Capital ratios (%) (1) :
Common Equity Tier 1 capital ratio	13.3	13.2	13.1
Tier 1 capital ratio	15.2	15.4	15.0
Total capital ratio	16.9	17.1	16.7
Total loss absorbing capacity ratio (2)	29.0	30.3	29.7
Leverage (4) :
Leverage exposures	$1,573,879	$1,568,491	$1,563,140
Leverage ratio (%)	4.5	4.5	4.4
Total loss absorbing capacity leverage ratio (%) (2)	8.6	8.9	8.8
(1)	The regulatory capital ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023).
(2)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(3)	As at July 31, 2025, April 30, 2025 and October 31, 2024, the Bank did not have a regulatory capital floor add-on to risk-weighted assets (RWA) for CET1, Tier 1, Total Capital and TLAC RWA.
(4)	The leverage ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023).
The Bank’s CET1 capital ratio was 13.3% as at July 31, 2025, an increase of approximately 10 basis points from the prior quarter, due primarily to strong internal capital generation and higher unrealized gains for FVOCI securities, partly offset by growth in risk-weighted assets and share repurchases under the Bank’s Normal Course Issuer Bid.
The Bank’s Tier 1 capital and Total capital ratios were 15.2% and 16.9%, respectively, as at July 31, 2025, representing decreases of approximately 20 basis points from the prior quarter, due primarily to the redemption of U.S. $1.25 billion of Subordinated Additional Tier 1 Capital Notes, partly offset by the above noted impacts to the CET1 ratio.
The Leverage ratio was 4.5% as at July 31, 2025, in line with the prior quarter.
As at July 31, 2025, the CET1, Tier 1, Total capital, and Leverage ratios were well above OSFI’s minimum ratios. The TLAC and TLAC Leverage ratios were 29.0% and 8.6%, respectively, as at July 31, 2025, also well above OSFI’s minimum requirements.

Scotiabank Third Quarter Report 2025	53

MANAGEMENT’S DISCUSSION & ANALYSIS

Continuity of Common Equity Tier 1 ratio

Changes in regulatory capital
The Bank’s Common Equity Tier 1 capital as at July 31, 2025 was $61.6 billion, representing an increase of approximately $1.2 billion from the prior quarter. Capital increases were primarily from quarterly earnings less dividends of $0.9 billion and higher net accumulated other comprehensive income included for regulatory capital of $0.6 billion, comprised of gains from FVOCI securities, foreign currency translation and employee pensions. The increases were partly offset by the Bank’s share repurchases under its Normal Course Issuer Bid program of $0.2 billion and higher regulatory capital deductions of $0.1 billion.
Risk-weighted assets
CET1 risk-weighted assets (RWA) increased during the quarter by $4.5 billion (or 1.0%) to $463.5 billion. The increase in RWA during the quarter was primarily from business line growth and the impacts from foreign currency translation.
Normal Course Issuer Bid
On May 28, 2025, the Bank announced that OSFI and the Toronto Stock Exchange approved a normal course issuer bid (the “2025 NCIB”) pursuant to which it may repurchase for cancellation up to 20 million of the Bank’s common shares. Purchases under the 2025 NCIB commenced on May 30, 2025, and will terminate upon the earlier of: (i) the Bank purchasing the maximum number of common shares under the 2025 NCIB, (ii) the Bank providing a notice of termination, or (iii) May 29, 2026.
From the commencement of the 2025 NCIB until July 31, 2025, the Bank repurchased and cancelled approximately 3.2 million common shares at an average price of $74.52 per share for a total amount of $245 million, including tax.
Common dividend
The Board of Directors, at its meeting on August 25, 2025, approved a dividend of $1.10 per share. This quarterly dividend is payable to shareholders of record as of October 7, 2025, on October 29, 2025.
Financial Instruments
Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section. The methods of determining the fair value of financial instruments are detailed on page 164 of the Bank’s 2024 Annual Report.
Management’s judgement on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgements can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments reflect the current economic environment, industry and market conditions.
Many financial instruments are traded products such as derivatives, and are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements with counterparties, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market
exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way
(only one party will ever post collateral) or
bi-lateral
(either party may post depending upon which party is
in-the-money).
The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 84 of the Bank’s 2024 Annual Report).
Total derivative notional amounts were $10,871 billion as at July 31, 2025, compared to $9,942 billion as at April 30, 2025 (October 31, 2024 – $9,058 billion). The quarterly increase was due to higher volume of interest rate contracts and the impact of foreign currency translation, partly offset by lower volume of foreign exchange contracts. The total notional amount of over-the-counter
derivatives was $10,016 billion compared to $9,170 billion as at April 30, 2025 (October 31, 2024 – $8,313 billion), of which $7,614 billion was settled through central counterparties as at July 31, 2025 (April 30, 2025 – $6,712 billion; October 31, 2024 – $6,094 billion). The credit equivalent amount, which takes into account offsetting liabilities and collateral from master netting arrangements, was $33.1 billion, compared to $33.6 billion at April 30, 2025. The decrease was primarily due to a lower fair value and, as a result, corresponding lower exposure for foreign exchange and interest rate contracts, offset by an increase in fair value for equity contracts.
Selected credit instruments
A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on page 71 of the Bank’s 2024 Annual Report. The Bank’s net exposures have remained substantially unchanged from year end.

54	Scotiabank Third Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Off-Balance
Sheet Arrangements
In the normal course of business, the Bank enters into contractual arrangements that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations and guarantees and other commitments.
No material contractual obligations were entered into this quarter by the Bank with the structured entities that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year. For a complete discussion of these types of arrangements, please refer to pages 68 to 70 of the Bank’s 2024 Annual Report.
Structured entities
The Bank sponsors a total of three Canadian multi-seller conduits that are not consolidated. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper. Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the three Canadian conduits.
A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA) or a liquidity agreement (LA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA or LA, in most cases, the Bank is not obliged to purchase defaulted assets.
The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $8.6 billion as at July 31, 2025 (October 31, 2024 – $7.7 billion). As at July 31, 2025, total commercial paper outstanding for these conduits was $7.2 billion (October 31, 2024 – $6.4 billion). Funded assets purchased and held by these conduits as at July 31, 2025, as reflected at amortized cost, were $7.1 billion (October 31, 2024 – $6.3 billion). Other than the changes noted above, there has been no significant change in the composition or risk profile of these conduits since October 31, 2024.
Securitization
The Bank securitizes a portion of its Canadian auto loans through its Securitized Term Auto Receivables Trust Program. During the quarter, $2,937 million of its Canadian auto loan receivables were securitized through Securitized Term Auto Receivables Trust (SSTRT) a Bank-sponsored consolidated structured entity. The SSTRT entity issues offered notes to third-party investors and retained notes to the Bank. Recourse of the noteholders is limited to the receivables and a cash reserve account. The sale of such receivables does not qualify for derecognition, and the receivables continue to be recognized on the Bank’s Consolidated Statement of Financial Position. As of July 31, 2025, U.S. $186 million (CAD $258 million) offered notes issued to third party investors through SSTRT were outstanding and included in deposits – business and government on the Consolidated Statement of Financial Position.
Regulatory Developments
The Bank continues to monitor global regulatory developments relating to a broad spectrum of topics, in order to ensure that control functions and business lines are responsive on a timely basis and business impacts, if any, are minimized. A high-level summary of some of the key regulatory developments that have the potential of impacting the Bank’s operations is included in the Regulatory Developments section in the Bank’s 2024 Annual Report. Updates during the quarter are as follows:
Global Minimum Tax
The Organisation for Economic
Co-operation
and Development (OECD) published Pillar Two model rules in December 2021 as part of its efforts toward international tax reform. The rules aim to have large multinational enterprises, with consolidated revenues in excess of
€
750 million, pay a minimum effective tax of 15%. These rules apply to the Bank effective November 1, 2024, and have been enacted or substantively enacted in certain jurisdictions in which the Bank operates, including Canada, whose Global Minimum Tax (GMT) Act was enacted in June 2024.
The IASB previously issued amendments to IAS 12 Income Taxes for a temporary mandatory exception from the recognition and disclosure of deferred taxes related to the implementation of Pillar Two GMT rules, which the Bank has applied.
For the nine months ended July 31, 2025, the impact of the GMT on the Bank’s effective tax rate was approximately 1%, and was primarily related to its operations in certain Caribbean jurisdictions and Ireland.
U.S. Tax Legislation
On July 4, 2025, the One Big Beautiful Bill Act (OBBB) was enacted into U.S. law, which codifies certain of the 2017 Tax Cuts and Jobs Act (TCJA) provisions, making them permanent. The Bank has evaluated the impact of this new legislation and does not expect any significant impact on the consolidated effective tax rate.
Accounting Policies and Controls
Accounting policies and estimates
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34
Interim Financial Reporting
, using the same accounting policies as described in Note 3 of the Bank’s audited consolidated financial statements for the year ended October 31, 2024.
The preparation of financial statements requires management to make estimates, apply judgements and make assumptions that affect the reported amount of assets and liabilities at the date of the condensed interim consolidated financial statements, and income and expenses during the reporting period. For more information on the Bank’s significant accounting estimates, judgements and assumptions, refer to Note 2 of the condensed interim consolidated financial statements and Note 3 of the audited consolidated financial statements in the 2024 Annual Report.
Future accounting developments
There are no significant updates to the future accounting developments disclosed in Note 6 of the Bank’s audited consolidated financial statements in the 2024 Annual Report.

Scotiabank Third Quarter Report 2025	55

MANAGEMENT’S DISCUSSION & ANALYSIS

Changes in internal control over financial reporting
There have been no changes in the Bank’s internal control over financial reporting during the three months ended July 31, 2025, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.
Related party transactions
There were no changes to the Bank’s procedures and policies for related party transactions from those outlined in the Bank’s 2024 Annual Report. All transactions with related parties continued to be at market terms and conditions.
Share Data
T33 Shares and other instruments

July 31, 2025	Amount ($ millions)		Dividends declared per share (1)		Number outstanding (000s)		Conversion feature
Common Shares (2)		$22,089		$1.10		1,242,460	n/a

NVCC Additional Tier 1 Securities (3)(5)	Amount ($ millions)		Distribution (4)		Yield (%)		Number outstanding (000s)
Subordinated Additional Tier 1 Capital Notes	U.S. $	1,250	U.S. $	18.4764		7.230	1,250
Subordinated Additional Tier 1 Capital Notes (6)	U.S. $	1,250	U.S. $	–		–	–
Limited Recourse Capital Notes Series 1		$1,250		$9.2500		3.700	1,250
Limited Recourse Capital Notes Series 2	U.S. $	600	U.S. $	9.0625		3.625	600
Limited Recourse Capital Notes Series 3		$1,500		$17.5575		7.023	1,500
Limited Recourse Capital Notes Series 4	U.S. $	750	U.S. $	21.5625		8.625	750
Limited Recourse Capital Notes Series 5	U.S. $	750	U.S. $	20.0000		8.000	750
Limited Recourse Capital Notes Series 6	U.S. $	1,000	U.S. $	18.3750		7.350	1,000

NVCC Subordinated Debentures (3)					Amount ($ millions)		Interest rate (%)
Subordinated debentures due December 2025					U.S. $	1,250	4.500
Subordinated debentures due May 2032						$1,750	3.934
Subordinated debentures due December 2032					JPY	33,000	1.800
Subordinated debentures due August 2033						$1,000	5.679
Subordinated debentures due December 2033					JPY	12,000	1.830
Subordinated debentures due August 2034						$1,000	4.950
Subordinated debentures due May 2037					U.S. $	1,250	4.588

Other	Amount ($ millions)		Distribution (4)		Yield (%)		Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust (7)		$750		$28.25		5.650	750

Options							Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares (2)							11,706
(1)
Dividends are paid quarterly, if and when declared. Represents dividends announced on August 26, 2025. The Board of Directors, at its meeting on August 25, 2025, approved a dividend payable on October 29, 2025 to shareholders of record as of October 7, 2025.

(2)	As at August 15, 2025, the number of outstanding common shares and options were 1,241,580 thousand and 11,622 thousand, respectively.
(3)
These securities contain
Non-Viability
Contingent Capital (NVCC) provisions necessary to qualify as regulatory capital under Basel III. Refer to Notes 22 and 25 of the Consolidated Financial Statements in the Bank’s 2024 Annual Report for further details. The maximum number of common shares issuable on conversion of NVCC subordinated debentures, NVCC Subordinated Additional Tier 1 Capital Notes, including those issued to Scotiabank LRCN Trust as recourse assets in respect of NVCC Limited Recourse Capital Notes as at July 31, 2025 would be 4,483 million common shares based on the floor price and excluding the impact of any accrued and unpaid interest and any declared but unpaid dividends.

(4)	Distributions per face amount of $1,000 or U.S. $1,000 semi-annually or quarterly, as applicable.
(5)	Quarterly distributions are recorded in each fiscal quarter, if and when paid.
(6)
On June 4, 2025, the Bank redeemed these notes at 100% of their principal amount plus accrued and unpaid interest. The redemption of these AT1 Notes resulted in a foreign currency loss of $22 recorded in Retained Earnings.

(7)	These securities have exchange features. Refer to Table 32 in the Bank’s 2024 Annual Report for further details.
For further details on outstanding securities of the Bank, including convertibility features, refer to Notes 22, 25 and 27 of the Bank’s Consolidated Financial Statements in the 2024 Annual Report.

56	Scotiabank Third Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Glossary
Allowance for Credit Losses:
An allowance set aside which, in management’s opinion, is adequate to absorb credit-related losses on all financial assets and off-balance
sheet exposures subject to impairment assessment. It includes allowances for performing financial assets and impaired financial assets.
Allowance for Credit Losses Ratio:
The ratio of period end total allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.
Allowance for Impaired Loans Ratio
: The ratio of period end impaired allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.
Allowance for Performing Loans Ratio
: The ratio of period end performing allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.
Allowance against Impaired Loans as a % of Gross Impaired Loans
: The ratio of allowance against impaired loans to gross impaired loans.
Assets Under Administration (AUA
): Assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.
Assets Under Management (AUM
): Assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration.
Bankers’ Acceptances (BAs
): Negotiable, short-term debt securities, guaranteed for a fee by the issuer’s bank.
Basis Point:
A unit of measure defined as
one-hundredth
of one percent.
Book Value per Common Share:
Common shareholders’ equity divided by the number of outstanding common shares at the end of the period.
Canadian Overnight Repo Rate Average (CORRA):
CORRA measures the cost of overnight general collateral funding in Canadian dollars using Government of Canada treasury bills and bonds as collateral for repurchase transactions.
Common Equity Tier 1 (CET1), Tier 1 and Total Capital Ratios:
Under Basel III, there are three primary regulatory capital ratios used to assess capital adequacy, CET1, Tier 1 and Total capital ratios, which are determined by dividing those capital components by their respective risk-weighted assets.
CET1 consists primarily of common shareholders’ equity net of regulatory adjustments. These regulatory adjustments include goodwill, intangible assets net of deferred tax liabilities, deferred tax assets that rely on future profitability, defined-benefit pension fund net assets, shortfall of credit provision to expected losses and significant investments in common equity of other financial institutions.
Tier 1 includes CET1 and additional Tier 1 capital which consists primarily of qualifying non-cumulative
preferred shares,
non-cumulative
subordinated additional Tier 1 capital notes and limited recourse capital notes. Tier 2 capital consists mainly of qualifying subordinated debentures and the eligible allowances for credit losses.
Total capital is comprised of CET1 capital, Tier 1 capital and Tier 2 capital.
Covered Bonds:
Debt obligations of the Bank for which the payment of all amounts of interest and principal are unconditionally and irrevocably guaranteed by a limited partnership and secured by a pledge of the covered bond portfolio. The assets in the covered bond portfolio held by the limited partnership consist of first lien Canadian uninsured residential mortgages or first lien Canadian residential mortgages insured under CMHC Mortgage Insurance, respectively, and their related security interest.
Derivative Products:
Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.
Dividend Yield:
Dividends per common share divided by the average of the high and low share price in the relevant period.
Effective Tax Rate:
The effective tax rate is the overall tax rate paid by the Bank on its earned income. The effective tax rate is calculated by dividing the Bank’s income tax expenses by the income before taxes.
Fair Value:
The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.
Foreign Exchange Contracts:
Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.
Forward Rate Agreement (FRA):
A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.
Futures:
Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.
Gross Impaired Loans as a % of Loans and Acceptances:
The ratio of gross impaired loans, debt investments and
off-balance
sheet exposures expressed as a percentage of loans and acceptances.
Hedging:
Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.
Impaired Loans:
Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due for a prescribed period or the customer is declared to be bankrupt.
Leverage Ratio:
The ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance
sheet assets and
off-balance
sheet commitments, derivatives and securities financing transactions, as defined within the OSFI Leverage Requirements Guideline.

Scotiabank Third Quarter Report 2025	57

MANAGEMENT’S DISCUSSION & ANALYSIS

Liquidity Coverage Ratio (LCR):
The ratio of high quality liquid assets to stressed net cash outflows over a 30 calendar day time horizon, as defined within the OSFI Liquidity Adequacy Requirements Guideline.
Marked-To-Market:
The valuation of certain financial instruments at fair value as of the Consolidated Statement of Financial Position date.
Market Value to Book Value Multiple:
This financial valuation metric is calculated by dividing the current closing share price of the period by the book value per common share.
Net Impaired Loans as a % of Loans and Acceptances:
The ratio of net impaired loans, debt investments and
off-balance
sheet exposures expressed as a percentage of loans and acceptances.
Net Interest Margin:
Net interest margin is used to measure the return generated by the Bank’s core earning assets, net of the cost of funding. Net interest margin is calculated as core net interest income divided by average core earning assets.
Net Stable Funding Ratio (NSFR):
The ratio of available stable funding to required stable funding, as defined within the OSFI Liquidity Adequacy Requirements Guideline.
Net Write-offs as a % of Average Net Loans and Acceptances:
The ratio of net write-offs expressed as a percentage of average net loans and acceptances.
Non-Viability
Contingent Capital (NVCC):
In order to qualify for inclusion in regulatory capital, all non-common
Tier 1 and Tier 2 capital instruments must be capable of absorbing losses at the point of non-viability
of a financial institution. This will ensure that investors in such instruments bear losses before taxpayers where the government determines that it is in the public interest to rescue a non-viable
bank.
Notional Principal Amounts:
The contract or principal amounts used to determine payments for certain off-balance
sheet instruments and derivatives, such as FRAs, interest rate swaps and cross-currency swaps. The amounts are termed “notional” because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.
Off-Balance
Sheet Instruments:
These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments, which are not recorded on the Bank’s balance sheet under IFRS.
Operating Leverage:
This financial metric measures the rate of growth in total revenue less the rate of growth in non-interest
expenses.
Options:
Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call) or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.
OSFI:
The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.
Price to Earnings Multiple (Trailing 4 Quarters):
Closing share price at period end divided by cumulative basic earnings per common share (EPS) of the past 4 quarters.
Productivity Ratio:
This ratio represents
non-interest
expenses as a percentage of total revenue. Management uses the productivity ratio as a measure of the Bank’s efficiency.
Provision for Credit Losses (PCL) as a % of Average Net Loans and Acceptances:
The ratio of PCL on loans, acceptances and
off-balance
sheet exposures expressed as a percentage of average net loans and acceptances.
Provision for Credit Losses (PCL) on Impaired Loans as a % of Average Net Loans and Acceptances:
PCL on impaired loans ratio under IFRS 9 is calculated using PCL on impaired loans, acceptances and off-balance
sheet exposures as a percentage of average net loans and acceptances.
Repos:
Repos is short for “obligations related to securities sold under repurchase agreements” – a short-term transaction where the Bank sells assets, normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.
Return on Assets (ROA):
Net income expressed as a percentage of total average assets.
Return on Equity (ROE):
Net income attributable to common shareholders, expressed as a percentage of average common shareholders’ equity. The Bank attributes capital to its business lines on a basis that approximates 11.5% of Basel III common equity capital requirements which includes credit, market and operational risks and leverage inherent in each operating segment. Return on equity for the operating segments is calculated as a ratio of net income attributable to common shareholders of the operating segment and the capital attributed.
Return on Tangible Common Equity (ROTCE):
Return on Tangible Common Equity is calculated by dividing the net income attributable to common shareholders, adjusted for the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders’ equity adjusted for goodwill and acquisition-related intangible assets (excluding software), net of deferred taxes.
Reverse Repos:
Reverse repos is short for “securities purchased under resale agreements” – a short-term transaction where the Bank purchases assets, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.
Risk-Weighted Assets:
Comprised of three broad categories including credit risk, market risk and operational risk, which are computed under the Basel III Framework in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023). Risk-weighted assets for credit risk are calculated using modelled parameters, formulas and risk-weight requirements as specified by the Basel III Framework. In addition, the Bank uses both internal models and standardized approaches to calculate market risk capital and standardized approaches for operational risk capital which are converted to risk-weighted assets.
Securitization:
The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans.
Structured Entities:
A structured entity is defined as an entity created to accomplish a narrow and well-defined objective. A structured entity may take the form of a corporation, trust, partnership or unincorporated entity. Structured entities are often created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the entity.
Standby Letters of Credit and Letters of Guarantee:
Written undertakings by the Bank, at the request of the customer, to provide assurance of payment to a third-party regarding the customer’s obligations and liabilities to that third-party.

58	Scotiabank Third Quarter Report 2025

MANAGEMENT’S DISCUSSION & ANALYSIS

Structured Credit Instruments:
A wide range of financial products which includes Collateralized Debt Obligations, Collateralized Loan Obligations, Structured Investment Vehicles, and Asset-Backed Securities. These instruments represent investments in pools of credit-related assets, whose values are primarily dependent on the performance of the underlying pools.
Swaps:
Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.
Taxable Equivalent Basis (TEB):
The Bank analyzes net interest income,
non-interest
income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt
income earned on certain securities reported in either net interest income or non-interest
income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest
income arising from both taxable and
non-taxable
sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross-up
is recorded in the Other segment.
Total Annual Shareholder Return (TSR):
Total annual shareholder return is calculated as the overall change in share price, plus any dividends paid during the year; this sum is then divided by the share price at the beginning of the year to arrive at the TSR. Total annual shareholder return assumes reinvestment of quarterly dividends.
Total Loss Absorbing Capacity (TLAC):
The aggregate of NVCC Tier 1 capital, NVCC Tier 2 capital, and other TLAC instruments that are subject to conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the OSFI guideline – Total Loss Absorbing Capacity (September 2018).
Other TLAC Instruments include prescribed shares and liabilities that are subject to conversion into common shares pursuant to the CDIC Act and which meet all of the eligibility criteria set out in the Total Loss Absorbing Capacity (TLAC) Guidelines.
Value At Risk (VaR):
An estimate of the potential loss that might result from holding a position for a specified period of time, with a given level of statistical confidence.
Yield Curve:
A graph showing the term structure of interest rates, plotting the yields of similar quality bonds by term to maturity.

Scotiabank Third Quarter Report 2025	59

MANAGEMENT’S DISCUSSION & ANALYSIS

Basel III Glossary
Credit Risk Parameters
Exposure at Default (EAD):
Generally represents the expected gross exposure – outstanding amount for on-balance
sheet exposure and loan equivalent amount for
off-balance
sheet exposure at default.
Probability of Default (PD):
Measures the likelihood that a borrower will default within a one-year
time horizon, expressed as a percentage.
Loss Given Default (LGD):
Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.
Exposure Types
Non-retail
Corporate:
Defined as a debt obligation of a corporation, partnership, or proprietorship.
Bank:
Defined as a debt obligation of a bank or bank equivalent.
Sovereign:
Defined as a debt obligation of a sovereign, central bank, multi development banks and public sector entities (PSEs) as defined in the OSFI Guideline – Capital Adequacy Requirements (November 2023).
Securitization:
On-balance
sheet investments in asset-backed securities, mortgage-backed securities, collateralized loan obligations and collateralized debt obligations, off-balance
sheet liquidity lines to the Bank’s own sponsored and third-party conduits and credit enhancements.
Retail
Residential Mortgage:
Loans to individuals against residential property (four units or less).
Secured Lines of Credit:
Revolving personal lines of credit secured by residential real estate.
Qualifying Revolving Retail Exposures:
Credit cards and unsecured lines of credit for individuals.
Other Retail:
All other personal loans.
Exposure
Sub-types
Drawn:
Outstanding amounts for loans, leases, acceptances, deposits with banks and FVOCI debt securities.
Undrawn:
Unutilized portion of authorized committed credit lines.
Other Exposures
Repo-Style Transactions:
Reverse repurchase agreements (reverse repos) and repurchase agreements (repos), securities lending and borrowing.
OTC Derivatives:
Over-the-counter
derivatives contracts refers to financial instruments which are traded through a dealer network rather than through an exchange.
Other
Off-balance
Sheet:
Direct credit substitutes, such as standby letters of credit and guarantees, trade letters of credit, and performance letters of credit and guarantees.
Exchange-Traded Derivative Contracts:
Exchange-traded derivative contracts are derivative contracts (e.g., futures contracts and options) that are transacted on an organized futures exchange. These include futures contracts (both long and short positions), purchased options and written options.
Qualifying Central Counterparty (QCCP):
A licensed central counterparty is considered “qualifying” when it is compliant with the International Organization of Securities Commissions (IOSCO) standards and is able to assist clearing member banks in properly capitalizing for CCP exposures.
Asset Value Correlation Multiplier (AVC):
Basel III has higher risk-weights on exposures to certain Financial Institutions (FIs) relative to the non-financial
corporate sector by introducing an AVC. The correlation factor in the risk-weight formula is multiplied by this AVC factor of 1.25 for all exposures to regulated FIs whose total assets are greater than or equal to U.S. $150 billion and all exposures to unregulated FIs.
Specific
Wrong-Way
Risk (WWR):
Specific
Wrong-Way
Risk arises when the exposure to a particular counterparty is positively correlated with the probability of default of the counterparty due to the nature of the transactions with the counterparty.
Basel III Regulatory Capital Floor:
Since the introduction of Basel II in 2008, OSFI has prescribed a minimum regulatory capital floor for institutions that use the advanced internal ratings-based approach for credit risk. Effective Q2 2023, the capital floor add-on
is determined under the Basel III Framework by comparing RWA generated for internally modelled and standardized portfolios to RWA calculated under a full standardized approach at the required capital floor calibration. A shortfall to the capital floor RWA requirement is added to the Bank’s RWA.

60	Scotiabank Third Quarter Report 2025

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Interim Consolidated Financial Statements (unaudited) TABLE OF CONTENTS

62	Condensed Interim Consolidated Financial Statements

67	Notes to the Condensed Interim Consolidated Financial Statements

	67	Note 1 - Reporting entity

	67	Note 2 - Basis of preparation

	67	Note 3 - Material accounting policies

	67	Note 4 - Future accounting developments

	67	Note 5 - Cash and deposits with financial institutions

	68	Note 6 - Investment securities

	69	Note 7 - Loans, impaired loans and allowance for credit losses

	79	Note 8 - Derecognition of financial assets

80	Note 9 - Investments in associates

81	Note 10 - Deposits

81	Note 11 - Capital and financing transactions

82	Note 12 - Capital management

82	Note 13 - Share-based payments

83	Note 14 - Employee benefits

83	Note 15 - Operating segments

85	Note 16 - Interest income and expense

86	Note 17 - Earnings per share

86	Note 18 - Financial instruments

93	Note 19 - Corporate income taxes

94	Note 20 - Acquisitions and divestitures

Scotiabank Third Quarter Report 2025	61

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	July 31 2025	April 30 2025	October 31 2024
Assets
Cash and deposits with financial institutions	5	$69,701	$63,577	$63,860
Precious metals		5,832	5,971	2,540
Trading assets
Securities		125,442	118,302	119,912
Loans		8,097	7,841	7,649
Other		2,946	2,844	2,166
		136,485	128,987	129,727
Securities purchased under resale agreements and securities borrowed		185,360	192,632	200,543
Derivative financial instruments		43,801	47,937	44,379
Investment securities	6	149,151	154,291	152,832
Loans
Residential mortgages	7	360,937	359,792	350,941
Personal loans	7	107,890	105,953	106,379
Credit cards	7	17,472	17,224	17,374
Business and government	7	282,458	280,487	292,671
		768,757	763,456	767,365
Allowance for credit losses	7(c)	7,197	7,084	6,536
		761,560	756,372	760,829
Other
Customers’ liability under acceptances, net of allowance		133	189	148
Property and equipment		4,793	4,809	5,252
Investments in associates	9	6,029	5,868	1,821
Goodwill and other intangible assets		16,067	16,089	16,853
Deferred tax assets		3,045	2,950	2,942
Other assets		32,729	35,793	30,301
		62,796	65,698	57,317
Total assets		$1,414,686	$1,415,465	$1,412,027
Liabilities
Deposits
Personal	10	$301,464	$301,069	$298,821
Business and government	10	605,934	604,307	600,114
Financial institutions	10	39,444	40,467	44,914
		946,842	945,843	943,849
Financial instruments designated at fair value through profit or loss	18(b)	43,536	39,127	36,341
Other
Acceptances		134	190	149
Obligations related to securities sold short		34,675	36,543	35,042
Derivative financial instruments		52,916	61,933	51,260
Obligations related to securities sold under repurchase agreements and securities lent		182,223	177,987	190,449
Subordinated debentures		7,604	7,891	7,833
Other liabilities		61,273	59,445	63,028
		338,825	343,989	347,761
Total liabilities		1,329,203	1,328,959	1,327,951
Equity
Common equity
Common shares	11	22,089	22,138	22,054
Retained earnings		58,703	57,965	57,751
Accumulated other comprehensive income (loss)		(5,310)	(5,191)	(6,147)
Other reserves		(224)	(226)	(68)
Total common equity		75,258	74,686	73,590
Preferred shares and other equity instruments	11	8,544	10,232	8,779
Total equity attributable to equity holders of the Bank		83,802	84,918	82,369
Non-controlling interests in subsidiaries		1,681	1,588	1,707
Total equity		85,483	86,506	84,076
Total liabilities and equity		$1,414,686	$1,415,465	$1,412,027
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

62	Scotiabank Third Quarter Report 2025

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended			For the nine months ended
(Unaudited) ($ millions)	Note	July 31 2025	April 30 2025	July 31 2024	July 31 2025	July 31 2024
Revenue
Interest income (1)
Loans		$10,859	$10,922	$12,137	$33,318	$35,841
Securities		1,921	1,993	2,367	6,078	6,947
Securities purchased under resale agreements and securities borrowed		717	661	413	1,994	1,131
Deposits with financial institutions		623	711	766	1,997	2,415
	16	14,120	14,287	15,683	43,387	46,334
Interest expense
Deposits		8,075	8,267	10,106	25,430	29,780
Subordinated debentures		93	103	122	295	378
Other		459	647	593	1,726	1,847
	16	8,627	9,017	10,821	27,451	32,005
Net interest income		5,493	5,270	4,862	15,936	14,329
Non-interest income
Card revenues		228	223	220	669	643
Banking services fees		500	496	494	1,498	1,471
Credit fees		314	291	370	931	1,303
Mutual funds		641	607	570	1,883	1,659
Brokerage fees		353	349	333	1,055	941
Investment management and trust		292	288	278	866	817
Underwriting and advisory fees		234	246	202	703	534
Non-trading foreign exchange		228	216	236	708	709
Trading revenues		463	405	370	1,523	1,226
Net gain on sale of investment securities		22	7	2	60	24
Net income from investments in associated corporations		157	159	54	429	157
Insurance service results		119	121	115	365	337
Other fees and commissions		388	391	308	1,201	885
Other		54	11	(50)	111	109
		3,993	3,810	3,502	12,002	10,815
Total revenue		9,486	9,080	8,364	27,938	25,144
Provision for credit losses		1,041	1,398	1,052	3,601	3,021
		8,445	7,682	7,312	24,337	22,123
Non-interest expenses
Salaries and employee benefits		2,662	2,641	2,455	8,012	7,356
Premises and technology		807	814	737	2,421	2,144
Depreciation and amortization		405	393	428	1,201	1,259
Communications		89	103	89	289	294
Advertising and business development		169	159	146	484	446
Professional		212	229	215	646	568
Business and capital taxes		177	171	167	532	521
Other		568	600	712	3,105	1,811
		5,089	5,110	4,949	16,690	14,399
Income before taxes		3,356	2,572	2,363	7,647	7,724
Income tax expense	19	829	540	451	2,095	1,521
Net income		$2,527	$2,032	$1,912	$5,552	$6,203
Net income attributable to non-controlling interests in subsidiaries		80	56	36	(18)	87
Net income attributable to equity holders of the Bank		$2,447	$1,976	$1,876	$5,570	$6,116
Preferred shareholders and other equity instrument holders		134	135	120	391	351
Common shareholders		$2,313	$1,841	$1,756	$5,179	$5,765
Earnings per common share (in dollars)
Basic	17	$1.84	$1.48	$1.43	$4.14	$4.72
Diluted	17	1.84	1.48	1.41	4.02	4.66
Dividends paid per common share (in dollars)		1.10	1.06	1.06	3.22	3.18
(1)
Includes interest income on financial assets measured at amortized cost and FVOCI, calculated using the effective interest method, of $13,883 for the three months ended July 31, 2025 (April 30, 2025 – $13,943; July 31, 2024 – $15,230) and for the nine months ended July 31, 2025 – $42,403 (July 31, 2024 – $44,904).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2025	63

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2025	April 30 2025	July 31 2024	July 31 2025	July 31 2024
Net income	$2,527	$2,032	$1,912	$5,552	$6,203
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	479	(1,847)	(814)	277	(1,813)
Net gains (losses) on hedges of net investments in foreign operations	(410)	539	377	(554)	618
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	15	(21)	(3)	(2)	(4)
Net gains (losses) on hedges of net investments in foreign operations	(114)	149	103	(155)	165
	168	(1,436)	(537)	(120)	(1,356)
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income:
Net gains (losses) in fair value	(692)	1,164	2,151	612	2,817
Reclassification of net (gains) losses to net income	935	(1,056)	(1,811)	(228)	(1,914)
Income tax expense (benefit):
Net gains (losses) in fair value	(191)	311	582	152	763
Reclassification of net (gains) losses to net income	246	(286)	(494)	(64)	(511)
	188	83	252	296	651
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	96	2,522	2,777	2,414	3,701
Reclassification of net (gains) losses to net income	(572)	(1,759)	(1,114)	(1,668)	(1,348)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	2	758	773	728	1,035
Reclassification of net (gains) losses to net income	(117)	(561)	(309)	(523)	(368)
	(361)	566	1,199	541	1,686
Net changes in finance income/(expense) from insurance contracts:
Net finance income/(expense) from insurance contracts	–	(2)	(2)	3	5
Income tax expense (benefit)	–	(1)	–	–	1
	–	(1)	(2)	3	4
Other comprehensive income (loss) from investments in associates	43	110	1	91	(2)
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	270	(255)	120	275	(121)
Income tax expense (benefit)	65	(69)	33	74	(39)
	205	(186)	87	201	(82)
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income:
Net gains (losses) in fair value	20	49	125	73	306
Income tax expense (benefit)	(2)	34	35	24	59
	22	15	90	49	247
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	(562)	512	127	(314)	(758)
Income tax expense (benefit)	(156)	142	36	(87)	(210)
	(406)	370	91	(227)	(548)
Other comprehensive income (loss) from investments in associates	–	14	–	7	1
Other comprehensive income (loss)	(141)	(465)	1,181	841	601
Comprehensive income (loss)	$2,386	$1,567	$3,093	$6,393	$6,804
Comprehensive income (loss) attributable to non-controlling interests	58	(7)	13	(14)	55
Comprehensive income (loss) attributable to equity holders of the Bank	2,328	1,574	3,080	6,407	6,749
Preferred shareholders and other equity instrument holders	134	135	120	391	351
Common shareholders	$2,194	$1,439	$2,960	$6,016	$6,398
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

64	Scotiabank Third Quarter Report 2025

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

	For the nine months ended July 31, 2025
			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings (1)	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other (2)	Other reserves	Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non- controlling interests in subsidiaries	Total
Balance as at October 31, 2024	$22,054	$57,751	$(3,559)	$(491)	$339	$(2,197)	$(239)	$(68)	$73,590	$8,779	$82,369	$1,707	$84,076
Net income	–	5,179	–	–	–	–	–	–	5,179	391	5,570	(18)	5,552
Other comprehensive income (loss)	–	–	(133)	295	50	544	81	–	837	–	837	4	841
Total comprehensive income	$–	$5,179	$(133)	$295	$50	$544	$81	$–	$6,016	$391	$6,407	$(14)	$6,393
Shares/instruments issued	94	–	–	–	–	–	–	(6)	88	1,453	1,541	–	1,541
Shares repurchased/redeemed	(59)	(186)	–	–	–	–	–	–	(245)	(1,688)	(1,933)	–	(1,933)
Dividends and distributions paid to equity holders	–	(4,008)	–	–	–	–	–	–	(4,008)	(391)	(4,399)	(63)	(4,462)
Share-based payments (3)	–	–	–	–	–	–	–	13	13	–	13	–	13
Foreign currency loss on redemption of Subordinated Additional Tier 1 Capital Notes (4)	–	(22)	–	–	–	–	–	–	(22)	–	(22)	–	(22)
Other	–	(11)	–	–	–	–	–	(163)	(174)	–	(174)	51	(123)
Balance as at July 31, 2025	$22,089	$58,703	$(3,692)	$(196)	$389	$(1,653)	$(158)	$(224)	$75,258	$8,544	$83,802	$1,681	$85,483

	For the nine months ended July 31, 2024
			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings (1)	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other (2)	Other reserves	Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non- controlling interests in subsidiaries	Total

Balance as at October 31, 2023	$20,109	$55,673	$(1,755)	$(1,104)	$14	$(4,545)	$459	$(84)	$68,767	$8,075	$76,842	$1,729	$78,571
Net income	–	5,765	–	–	–	–	–	–	5,765	351	6,116	87	6,203
Other comprehensive income (loss)	–	–	(1,341)	652	239	1,692	(609)	–	633	–	633	(32)	601
Total comprehensive income	$–	$5,765	$(1,341)	$652	$239	$1,692	$(609)	$–	$6,398	$351	$6,749	$55	$6,804
Shares/instruments issued	1,440	–	–	–	–	–	–	(1)	1,439	1,004	2,443	–	2,443
Shares repurchased/redeemed	–	–	–	–	–	–	–	–	–	(300)	(300)	–	(300)
Dividends and distributions paid to equity holders	–	(3,886)	–	–	–	–	–	–	(3,886)	(351)	(4,237)	(73)	(4,310)
Share-based payments (3)	–	–	–	–	–	–	–	11	11	–	11	–	11
Other	–	(11)	–	–	–	–	–	7	(4)	–	(4)	4	–
Balance as at July 31, 2024	$21,549	$57,541	$(3,096)	$(452)	$253	$(2,853)	$(150)	$(67)	$72,725	$8,779	$81,504	$1,715	$83,219
(1)	Includes undistributed retained earnings of $75 (July 31, 2024 – $73) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits, Own credit risk, and Insurance contracts.
(3)	Represents amounts on account of share-based payments (refer to Note 13).
(4)	Refer to Note 11 for further details on the redemption of the equity instrument.
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended		For the nine months ended
Sources (uses) of cash flows	July 31 2025	July 31 2024	July 31 2025	July 31 2024
Cash flows from operating activities
Net income	$2,527	$1,912	$5,552	$6,203
Adjustment for:
Net interest income	(5,493)	(4,862)	(15,936)	(14,329)
Depreciation and amortization	405	428	1,201	1,259
Provision for credit losses	1,041	1,052	3,601	3,021
Equity-settled share-based payment expense	2	1	13	11
Net gain on sale of investment securities	(22)	(2)	(60)	(24)
Net (gain)/loss on divestitures	(23)	136	1,374	136
Net income from investments in associated corporations	(157)	(54)	(429)	(157)
Income tax expense	829	451	2,095	1,521
Changes in operating assets and liabilities:
Trading assets	(7,000)	(1,593)	(6,066)	(15,818)
Securities purchased under resale agreements and securities borrowed	7,982	(206)	15,586	5,567
Loans	(4,615)	(7,550)	(2,982)	(13,551)
Deposits	1,418	11,038	6,605	6,754
Obligations related to securities sold short	(1,921)	(5,227)	(501)	(3,890)
Obligations related to securities sold under repurchase agreements and securities lent	3,382	4,387	(8,826)	18,035
Net derivative financial instruments	(4,925)	2,149	4,604	3,251
Other, net	6,565	637	(6,948)	(2,812)
Interest and dividends received	14,103	15,914	43,932	46,006
Interest paid	(8,855)	(10,966)	(28,440)	(31,338)
Income tax paid	(860)	(532)	(2,779)	(1,385)
Net cash from/(used in) operating activities	4,383	7,113	11,596	8,460
Cash flows from investing activities
Interest-bearing deposits with financial institutions	(4,826)	(384)	(3,343)	30,818
Purchase of investment securities	(14,403)	(23,166)	(57,082)	(88,194)
Proceeds from sale and maturity of investment securities	19,575	18,470	60,475	57,231
Acquisition/divestiture of subsidiaries, associated corporations or business units, net of cash acquired	–	–	(2,637)	–
Property and equipment, net of disposals	(69)	(134)	(197)	(368)
Other, net	(109)	(242)	(308)	(719)
Net cash from/(used in) investing activities	168	(5,456)	(3,092)	(1,232)
Cash flows from financing activities
Proceeds from issue of subordinated debentures	–	1,000	–	1,000
Redemption of subordinated debentures	(250)	(1,500)	(250)	(3,250)
Proceeds from preferred shares and other equity instruments issued	–	–	1,453	1,004
Redemption of preferred shares and other equity instruments	(1,688)	–	(1,688)	(300)
Proceeds from common shares issued	10	483	94	1,440
Common shares purchased for cancellation	(240)	–	(240)	–
Cash dividends and distributions paid	(1,501)	(1,424)	(4,399)	(4,237)
Distributions to non-controlling interests	(16)	(17)	(63)	(73)
Payment of lease liabilities	(76)	(74)	(225)	(232)
Other, net	84	(630)	(873)	(3,406)
Net cash from/(used in) financing activities	(3,677)	(2,162)	(6,191)	(8,054)
Effect of exchange rate changes on cash and cash equivalents	38	(11)	1	(94)
Net change in cash and cash equivalents	912	(516)	2,314	(920)
Cash and cash equivalents at beginning of period (1)	10,808	9,769	9,406	10,173
Cash and cash equivalents at end of period (1)	$11,720	$9,253	$11,720	$9,253
(1)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 5).
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity
The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at 40 Temperance Street, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation
Statement of compliance
These condensed interim consolidated financial statements were prepared in accordance with IAS 34,
Interim Financial Reporting
, using the same accounting policies as described in Note 3 of the Bank’s audited consolidated financial statements for the year ended October 31, 2024.
These condensed interim consolidated financial statements do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2024.
The condensed interim consolidated financial statements for the quarter ended July 31, 2025 have been approved by the Board of Directors for issue on August 26, 2025.
Functional and presentation currency
These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.
Use of estimates and judgements
The preparation of financial statements requires management to make estimates, apply judgements and make assumptions that affect the reported amount of assets and liabilities at the date of the condensed interim consolidated financial statements, and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key areas where management has made difficult, complex or subjective judgements, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of non-financial
assets and derecognition of financial assets and liabilities. While management makes its best estimates and assumptions, actual results could differ from these estimates and assumptions.
Currently, there continues to be uncertainty surrounding U.S. trade policies and the impact of tariffs. This results in increased measurement uncertainty for estimates used in financial reporting. In particular, the allowance for credit losses, using an expected credit loss approach as required under IFRS 9, is estimated using complex models and incorporates inputs, assumptions, and techniques that require a high degree of judgement and is heavily dependent on the forecast of macroeconomic variables. Due to the ongoing uncertainty surrounding U.S. trade policy and tariffs, estimates and valuation models applied based on conditions and information existing as at July 31, 2025 may be significantly different from the actual outcome.

3.	Material accounting policies
These condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2024 included in the 2024 Annual Report.
The material accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those as described in Note 3 of the Bank’s audited consolidated financial statements for the year ended October 31, 2024.

4.	Future accounting developments
There are no significant updates to the future accounting developments disclosed in Note 6 of the Bank’s audited consolidated financial statements in the 2024 Annual Report.

5.	Cash and deposits with financial institutions

	As at
($ millions)	July 31 2025		April 30 2025		October 31 2024
Cash and non-interest-bearing deposits with financial institutions	$11,720		$10,808		$9,406
Interest-bearing deposits with financial institutions	57,981		52,769		54,454
Total	$69,701	(1)	$63,577	(1)	$63,860	(1)
(1)	Net of allowances of $3 (April 30, 2025 – $3; October 31, 2024 – $3).
The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties. These amounted to
 $7,454 million (April 30, 2025 – $6,464 million; October 31, 2024 – $5,322 million) and are included above.

Scotiabank Third Quarter Report 2025	67

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6.	Investment securities
The
following
table presents the carrying amounts of the Bank’s investment securities per measurement category.

	As at
($ millions)	July 31 2025	April 30 2025	October 31 2024
Debt investment securities measured at FVOCI	$121,735	$125,483	$118,226
Debt investment securities measured at amortized cost	24,923	26,454	29,412
Equity investment securities designated at FVOCI	376	371	3,162
Equity investment securities measured at FVTPL	2,092	1,954	2,004
Debt investment securities measured at FVTPL	25	29	28
Total investment securities	$149,151	$154,291	$152,832
(a) Debt investment securities measured at fair value through other comprehensive income (FVOCI)

As at July 31, 2025 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$22,681	$203	$164	$22,720
Canadian provincial and municipal debt	20,311	222	158	20,375
U.S. treasury and other U.S. agency debt	49,940	297	762	49,475
Other foreign government debt	25,715	262	236	25,741
Other debt	3,423	27	26	3,424
Total	$122,070	$1,011	$1,346	$121,735

As at April 30, 2025 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$21,899	$349	$98	$22,150
Canadian provincial and municipal debt	21,742	387	115	22,014
U.S. treasury and other U.S. agency debt	49,757	487	723	49,521
Other foreign government debt	28,300	314	259	28,355
Other debt	3,433	35	25	3,443
Total	$125,131	$1,572	$1,220	$125,483

As at October 31, 2024 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$21,473	$219	$152	$21,540
Canadian provincial and municipal debt	17,500	234	209	17,525
U.S. treasury and other U.S. agency debt	47,156	214	994	46,376
Other foreign government debt	29,505	181	400	29,286
Other debt	3,514	22	37	3,499
Total	$119,148	$870	$1,792	$118,226
(b) Debt investment securities measured at amortized cost

	As at
	July 31, 2025		April 30, 2025		October 31, 2024
($ millions)	Fair value	Carrying value (1)	Fair value	Carrying value (1)	Fair value	Carrying value (1)
Canadian federal and provincial government issued or guaranteed debt	$6,166	$6,110	$7,097	$7,007	$8,722	$8,721
U.S. treasury and other U.S. agency debt	15,291	16,178	16,019	16,828	17,440	18,440
Other foreign government debt	2,430	2,427	2,421	2,418	2,044	2,041
Corporate debt	213	208	207	201	216	210
Total	$24,100	$24,923	$25,744	$26,454	$28,422	$29,412

(1)	Balances are net of allowances of $1 (April 30, 2025 – $1; October 31, 2024 – $1).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(c) Equity
investment
securities designated at fair value through other comprehensive income (FVOCI)

As at July 31, 2025 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Common shares	$172	$205	$1	$376
Total	$172	$205	$1	$376

As at April 30, 2025 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Common shares	$216	$186	$31	$371
Total	$216	$186	$31	$371

As at October 31, 2024 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Common shares	$2,522	$713	$73	$3,162
Total	$2,522	$713	$73	$3,162
Dividend income earned on equity securities designated at FVOCI of $1 million for the three months ended July 31, 2025 (April 30, 2025 – $9 million; July 31, 2024 – $21 million) and for the nine months ended July 31, 2025 – $46 million (July 31, 2024 – $101 million) has been recognized in interest income.
During the three months ended July 31, 2025, the Bank has disposed of certain equity securities designated at FVOCI with a fair value of $25 million (April 30, 2025 – $2 million; July 31, 2024 – $0.2 million) and for the nine months ended July 31, 2025 – $1,839 million (July 31, 2024 – $938 million) for economic reasons and according to its investment strategy. This has resulted in a realized loss of $
27
 million in the three months ended July 31, 2025 (April 30, 2025 – realized gain of $
0.02
 million; July 31, 2024 – realized gain of $
0.2 million) and for the nine months ended July 31, 2025 – realized gain of $512 million (July 31, 2024 – realized gain of $
21 million).

7.	Loans, impaired loans and allowance for credit losses
(a) Loans at amortized cost

	As at
	July 31, 2025
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages	$360,937	$1,430	$359,507
Personal loans	107,890	2,387	105,503
Credit cards	17,472	1,250	16,222
Business and government	282,458	2,130	280,328
Total	$768,757	$7,197	$761,560

	As at
	April 30, 2025			October 31, 2024
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount	Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages	$359,792	$1,378	$358,414	$350,941	$1,208	$349,733
Personal loans	105,953	2,379	103,574	106,379	2,319	104,060
Credit cards	17,224	1,235	15,989	17,374	1,160	16,214
Business and government	280,487	2,092	278,395	292,671	1,849	290,822
Total	$763,456	$7,084	$756,372	$767,365	$6,536	$760,829

Scotiabank Third Quarter Report 2025	69

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b) Impaired loans
(1)

	As at
	July 31, 2025
($ millions)	Gross impaired loans	Allowance for credit losses	Net carrying amount
Residential mortgages	$2,659	$798	$1,861
Personal loans	1,048	600	448
Credit cards	–	–	–
Business and government	3,183	836	2,347
Total	$6,890	$2,234	$4,656
By geography:
Canada	$2,244	$662	$1,582
United States	–	–	–
Mexico	1,446	511	935
Peru	771	369	402
Chile	1,353	321	1,032
Colombia	332	117	215
Other international	744	254	490
Total	$6,890	$2,234	$4,656

	As at
	April 30, 2025			October 31, 2024
($ millions)	Gross impaired loans	Allowance for credit losses	Net carrying amount	Gross impaired loans	Allowance for credit losses	Net carrying amount
Residential mortgages	$2,579	$748	$1,831	$2,372	$645	$1,727
Personal loans	1,060	617	443	1,117	621	496
Credit cards	–	–	–	–	–	–
Business and government	3,210	836	2,374	3,250	788	2,462
Total	$6,849	$2,201	$4,648	$6,739	$2,054	$4,685
By geography:
Canada	$2,273	$682	$1,591	$2,158	$569	$1,589
United States	64	23	41	109	22	87
Mexico	1,386	460	926	1,343	424	919
Peru	716	361	355	715	385	330
Chile	1,333	307	1,026	1,249	281	968
Colombia	336	116	220	322	109	213
Other international	741	252	489	843	264	579
Total	$6,849	$2,201	$4,648	$6,739	$2,054	$4,685

(1)	Interest income recognized on impaired loans during the three months ended July 31, 2025 was $ 22 (April 30, 2025 – $ 24 ; October 31, 2024 – $ 22 ).
(c) Allowance for credit losses

(i)	Key inputs and assumptions
The Bank’s allowance for credit losses is measured using a three-stage approach based on the extent of credit deterioration since origination. The calculation of the Bank’s allowance for credit losses is an output of a set of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Some of the key drivers include the following:

•	Changes in risk ratings of the borrower or instrument reflecting changes in their credit quality;

•	Changes in the volumes of transactions;

•
Changes in the forward-looking macroeconomic environment reflected in the variables used in the models such as GDP growth, unemployment rates, commodity prices, interest rates, and house price indices, which are closely related with credit losses in the relevant portfolio;

•	Changes in macroeconomic scenarios and the probability weights assigned to each scenario; and

•	Borrower migration between the three stages.
The Bank determines its allowance for credit losses using four probability-weighted forward-looking scenarios (base case, optimistic, pessimistic and very pessimistic
).
The Bank considers both internal and external sources of information and data to achieve unbiased projections and forecasts in determining the allowance for credit losses. The Bank prepares the scenarios using forecasts generated by Scotiabank Economics (SE). The forecasts are generated using models whose outputs are modified by SE as necessary to formulate a ‘base case’ view of the most probable future direction of economic developments. The development of the base case and alternative scenarios is overseen by a governance committee that consists of internal stakeholders from across the Bank. The final base case and alternative scenarios reflect significant review and oversight, and incorporate judgement both in the determination of the scenarios’ forecasts and the probability weights that are assigned to them.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(ii)	Key macroeconomic variables
The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. Qualitative adjustments or overlays may be made for certain portfolios or geographies as temporary adjustments in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or geopolitical events, up to the date of the financial statements. As required under IFRS 9, the allowance for credit losses at each reporting period must be based on inputs, assumptions and information available up to that date.
The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios (one optimistic and two pessimistic) as key inputs into the expected credit loss provisioning models. Given the uncertainty surrounding U.S. trade policies and the direction of tariffs, the scenarios this quarter have varying assumptions of imposed tariffs. The base case scenario assume
s
 tariffs announced and implemented, avoiding speculation on future announcements, including potential trade deals and tariff pauses. Differing assumptions are reflected in the alternate scenarios described below. As new information comes to light in future quarters, the scenarios and assumptions will be updated accordingly.
The current quarter’s base case assumes lower trade tensions than in the prior quarter’s base case. However, uncertainty originating from the U.S. is still impacting its domestic and the global economic outlook. We forecast U.S. economic growth to slow in 2025, and further in 2026, due to the rise in import tariffs, but to post stronger than previously expected growth over this period, thanks to an upward revision to its assumed performance for the first half of this year and lower trade tensions. Despite softer stagflation headwinds from reduced trade tensions, our assumption about inflationary pressures is unchanged based on survey information and inflation figures from consumer price reports. We expect the U.S. monetary policy rate to stay constant throughout fiscal 2025 and to start declining in Q1 2026, the same profile as in our previous base case, consistent with our unchanged view on inflation pressures. Canada’s economy is also expected to slow over the 2025-2026 period in line with softening U.S. economic growth, though to a lesser extent than previously projected, supported by the upward revision to U.S. growth.
However, the
gains in 2025 are overshadowed by a weaker than assumed performance in the first half of the year. Consequently, Canada’s economy will expand at a modestly slower pace than previously expected in 2025, but by more in 2026 as the drag from the early 2025 headwinds fades. Stronger economic growth expected for the

second half of 2025
,

as well as recent CPI reports showing core inflation indicators at or slightly above the upper bound of the Bank of Canada inflation control range
,
are signaling stronger than previously assumed inflation pressures in Canada. This contributes to raising the monetary policy rate profile by 25 basis points in the second half of 2026 compared to last quarter’s base case.
The optimistic scenario features somewhat stronger economic activity relative to the base case. The pessimistic scenario features a negative demand type shock with globally tighter financial conditions, weaker growth
and
inflation, and lower monetary policy rates than in the base case scenario. It also assumes a combination of U.S. imposed tariffs on world economies, including an effective tariff of
7.5
% on imports from Canada and Mexico while facing no retaliation from these countries. The very pessimistic scenario features a strong stagflationary impulse that leads to a protracted period of financial market uncertainty. It also assumes U.S. imposed tariffs with a magnitude about three times that of the pessimistic scenario. Here, all countries retaliate. This results in higher inflation, requiring central banks to raise their policy rates to higher levels than in the base case in order to bring inflation under control, which is dampening economic activity.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following tables show certain key macroeconomic variables used to calculate the modelled estimate for the allowance for credit losses. Further changes in these variables up to the date of the financial statements are incorporated through expert credit judgement. For the base case, optimistic and pessimistic scenarios, the projections are provided for the next 12 months and for the remaining forecast period, which represents a medium-term view.

	Base Case Scenario		Alternative Scenario Optimistic		Alternative Scenario Pessimistic		Alternative Scenario Very Pessimistic
As at July 31, 2025	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	1.0	2.1	1.8	3.0	-0.9	2.5	-4.3	3.2
Consumer price index, y/y %	2.0	2.1	2.1	2.6	1.6	1.9	5.0	2.3
Unemployment rate, average %	7.2	6.1	7.0	5.0	8.2	6.5	11.3	7.2
Bank of Canada overnight rate target, average %	2.6	2.5	2.9	3.4	2.4	2.3	3.2	2.9
HPI - Housing Price Index, y/y % change	-2.4	6.7	-2.0	8.1	-5.2	7.1	-8.8	6.7
USD/CAD exchange rate, average	1.34	1.30	1.33	1.28	1.38	1.29	1.47	1.30
U.S.
Real GDP growth, y/y % change	0.9	2.3	1.4	3.3	-1.0	2.8	-3.8	3.4
Consumer price index, y/y %	2.3	2.4	2.4	2.7	2.4	2.3	5.5	2.6
Target federal funds rate, upper limit, average %	4.3	2.9	4.5	3.4	4.3	2.7	5.1	3.4
Unemployment rate, average %	4.7	4.6	4.6	4.3	5.9	5.0	8.4	5.5
Mexico
Real GDP growth, y/y % change	-1.1	2.3	-0.2	3.2	-2.8	2.7	-6.0	3.4
Unemployment rate, average %	3.6	3.9	3.4	3.3	4.0	4.0	6.3	4.9
Chile
Real GDP growth, y/y % change	2.5	2.1	3.9	3.1	0.9	2.6	-3.2	3.5
Unemployment rate, average %	8.0	6.9	7.7	6.3	8.9	7.0	11.1	7.4
Peru
Real GDP growth, y/y % change	2.7	3.1	3.6	4.3	0.9	3.5	-0.9	4.1
Unemployment rate, average %	5.8	6.1	5.5	5.2	6.6	6.4	10.4	7.6
Colombia
Real GDP growth, y/y % change	2.7	2.7	3.7	3.7	0.9	3.0	-1.0	3.6
Unemployment rate, average %	10.1	9.9	9.7	9.0	11.4	10.4	17.9	12.4
Caribbean
Real GDP growth, y/y % change	3.6	3.9	4.3	4.8	2.3	4.3	0.5	4.7
Global
WTI oil price, average USD/bbl	60	65	63	77	54	61	46	56
Copper price, average USD/lb	4.22	4.76	4.30	5.13	4.00	4.69	3.67	4.55
Global GDP, y/y % change	2.3	2.7	2.9	3.6	0.7	3.0	-1.9	3.6

	Base Case Scenario		Alternative Scenario Optimistic		Alternative Scenario Pessimistic		Alternative Scenario Very Pessimistic
As at April 30, 2025	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	1.2	2.0	2.0	2.7	-1.6	2.5	-4.4	3.0
Consumer price index, y/y %	2.1	2.2	2.1	2.5	1.3	1.8	5.3	2.3
Unemployment rate, average %	7.4	6.2	6.7	5.3	8.4	6.9	11.1	7.4
Bank of Canada overnight rate target, average %	2.7	2.4	2.8	3.3	2.4	2.1	3.5	3.2
HPI - Housing Price Index, y/y % change	2.0	4.3	3.3	5.7	-2.0	5.2	-4.5	4.6
USD/CAD exchange rate, average	1.39	1.32	1.44	1.34	1.54	1.33	1.60	1.35
U.S.
Real GDP growth, y/y % change	0.6	2.1	1.8	2.8	-1.9	2.9	-4.0	3.2
Consumer price index, y/y %	2.9	2.4	2.8	2.8	2.8	2.4	6.2	2.7
Target federal funds rate, upper limit, average %	4.4	3.3	4.1	3.8	4.0	2.8	4.9	3,9
Unemployment rate, average %	5.1	4.7	4.2	3.9	6.0	4.8	7.9	5.1
Mexico
Real GDP growth, y/y % change	-1.0	2.1	1.1	2.6	-2.4	2.5	-5.0	3.0
Unemployment rate, average %	3.4	3.9	3.3	3.4	4.3	4.1	6.4	4.9
Chile
Real GDP growth, y/y % change	2.8	2.2	4.3	3.2	0.2	2.9	-3.4	3.6
Unemployment rate, average %	8.0	7.0	7.7	6.4	9.4	7.2	11.4	7.6
Peru
Real GDP growth, y/y % change	2.8	3.0	4.0	4.1	-0.2	3.7	-1.1	4.1
Unemployment rate, average %	6.0	6.1	5.7	5.2	7.4	6.6	11.2	7.7
Colombia
Real GDP growth, y/y % change	2.7	2.7	3.5	3.7	-0.3	3.4	-1.3	3.8
Unemployment rate, average %	10.6	9.9	10.3	9.1	12.9	10.8	19.6	12.6
Caribbean
Real GDP growth, y/y % change	3.8	3.9	4.3	4.7	1.5	4.5	-0.4	4.9
Global
WTI oil price, average USD/bbl	60	67	67	79	53	59	47	56
Copper price, average USD/lb	4.03	4.99	4.40	5.40	3.90	4.87	3.68	4.76
Global GDP, y/y % change	2.3	2.7	3.6	3.4	0.3	3.2	-1.8	3.6

72	Scotiabank Third Quarter Report 2025

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Base Case Scenario		Alternative Scenario Optimistic		Alternative Scenario Pessimistic		Alternative Scenario Very Pessimistic
As at October 31, 2024	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	1.8	2.2	2.8	3.1	-1.6	2.9	-4.4	3.4
Consumer price index, y/y %	2.2	2.0	2.4	2.5	1.6	1.7	5.8	2.2
Unemployment rate, average %	6.7	6.0	6.3	5.0	8.4	6.9	11.1	7.3
Bank of Canada overnight rate target, average %	3.3	2.6	3.5	3.6	2.9	2.0	4.0	3.2
HPI - Housing Price Index, y/y % change	1.6	4.2	2.4	5.5	-3.7	4.8	-5.8	4.1
USD/CAD exchange rate, average	1.34	1.30	1.33	1.28	1.43	1.28	1.49	1.30
U.S.
Real GDP growth, y/y % change	1.6	2.2	2.3	3.1	-1.6	3.0	-4.0	3.4
Consumer price index, y/y %	2.4	2.3	2.6	2.7	1.3	2.0	6.2	2.5
Target federal funds rate, upper limit, average %	4.1	2.9	4.1	3.4	3.6	1.8	4.8	3.4
Unemployment rate, average %	4.3	4.3	4.2	3.9	6.0	4.9	8.1	5.2
Mexico
Real GDP growth, y/y % change	1.3	2.1	2.6	2.9	-0.8	2.6	-2.9	3.2
Unemployment rate, average %	3.3	3.9	3.0	3.1	4.1	4.0	6.3	4.9
Chile
Real GDP growth, y/y % change	3.0	2.2	4.6	3.2	0.1	3.0	-3.6	3.8
Unemployment rate, average %	7.9	6.7	7.6	6.0	9.5	7.0	11.5	7.4
Peru
Real GDP growth, y/y % change	2.6	3.4	3.6	4.5	1.5	3.7	-0.5	4.3
Unemployment rate, average %	6.7	6.2	6.2	5.2	8.1	6.5	11.8	8.0
Colombia
Real GDP growth, y/y % change	2.6	2.7	3.7	3.8	1.4	3.1	-0.5	3.6
Unemployment rate, average %	11.1	10.1	10.7	9.1	13.5	10.6	19.8	13.0
Caribbean
Real GDP growth, y/y % change	3.6	3.8	4.2	4.5	2.5	4.2	0.6	4.7
Global
WTI oil price, average USD/bbl	73	69	78	83	60	60	53	58
Copper price, average USD/lb	4.99	5.29	5.16	5.86	4.50	5.13	4.32	5.02
Global GDP, y/y % change	3.4	2.4	4.3	3.3	0.6	3.1	-1.5	3.5

(iii)	Sensitivity
Relative to the base case scenario, the weighting of these multiple scenarios increased the reported allowance for credit losses for financial assets in Stage 1 and Stage 2 to $5,152 million (April 30, 2025 – $5,075 million; October 31, 2024 – $4,682 million) from $4,878 million (April 30, 2025 – $4,774 million; October 31, 2024 – $4,316 million).
The Bank enhanced certain of its IFRS 9 models in the current year and prior year, with the enhanced models exhibiting higher sensitivity to changes in the macroeconomic outlook. If the Bank was to apply a probability-weighted
average of its two pessimistic scenarios for the measurement of allowance for credit losses for such assets, the allowance for credit losses on performing financial instruments would be $721 million higher than the reported allowance for credit losses as at July 31, 2025 (April 30, 2025 – $1,081 million; October 31, 2024 – $942 million), excluding the consideration of changes in qualitative overlays or expert credit judgement. Actual results will differ as this does not consider the migration of exposures or incorporate changes that would occur in the portfolio due to risk mitigation actions and other factors.
Under the Bank’s current probability-weighted scenarios, if all performing financial assets were in Stage 1, reflecting a 12 month expected loss period, the allowance for credit losses would be $891 million (April 30, 2025 – $822 million; October 31, 2024 – $693 million) lower than the reported allowance for credit losses on performing financial assets.

(iv)	Allowance for credit losses

Allowance for credit losses
($ millions)	Balance as at November 1, 2024	Provision for credit losses (1)	Net write- offs	Other, including foreign currency adjustment	Balance as at July 31, 2025
Residential mortgages	$1,208	$270	$(72)	$24	$1,430
Personal loans	2,319	1,499	(1,353)	(78)	2,387
Credit cards	1,160	1,029	(942)	3	1,250
Business and government	2,036	817	(466)	(83)	2,304
	$6,723	$3,615	$(2,833)	$(134)	$7,371
Presented as:
Allowance for credit losses on loans	$6,536				$7,197
Allowance for credit losses on acceptances (2)	1				1
Allowance for credit losses on off-balance sheet exposures (3)	186				173
(1)	Excludes amounts associated with other assets of $(14) . The provision for credit losses, net of these amounts, is $3,601.
(2)	Allowance for credit losses on acceptances is recorded against the financial asset in the Consolidated Statement of Financial Position.
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Scotiabank Third Quarter Report 2025	73

CONDENSED INTERIM
CONSOLIDATED
FINANCIAL STATEMENTS

($ millions)	Balance as at November 1, 2023	Provision for credit losses (1)	Net write-offs	Other, including foreign currency adjustment	Balance as at July 31, 2024
Residential mortgages	$1,084	$214	$(61)	$(27)	$1,210
Personal loans	2,414	1,427	(1,375)	(94)	2,372
Credit cards	1,237	822	(857)	(12)	1,190
Business and government	1,876	568	(265)	(106)	2,073
	$6,611	$3,031	$(2,558)	$(239)	$6,845
Presented as:
Allowance for credit losses on loans	$6,372				$6,582
Allowance for credit losses on acceptances (2)	90				48
Allowance for credit losses on off-balance sheet exposures (3)	149				215
(1)	Excludes amounts associated with other assets and reversal of impairment losses of $(10) . The provision for credit losses, net of these amounts, is $3,021.
(2)	Allowance for credit losses on acceptances is recorded against the financial asset in the Consolidated Statement of Financial Position.
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Allowance for credit losses on loans	As at July 31, 2025
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$185	$447	$798	$1,430
Personal loans	564	1,223	600	2,387
Credit cards	309	941	–	1,250
Business and government	699	595	836	2,130
Total (1)	$1,757	$3,206	$2,234	$7,197
(1)	Excludes allowance for credit losses of $189 for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos.

	As at October 31, 2024
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$165	$398	$645	$1,208
Personal loans	544	1,154	621	2,319
Credit cards	288	872	–	1,160
Business and government	586	475	788	1,849
Total (1)	$1,583	$2,899	$2,054	$6,536
(1)	Excludes allowance for credit losses of $200 for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos.

	As at July 31, 2024
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$201	$416	$593	$1,210
Personal loans	553	1,160	659	2,372
Credit cards	303	887	–	1,190
Business and government	589	433	788	1,810
Total (1)	$1,646	$2,896	$2,040	$6,582
(1)	Excludes allowance for credit losses of $278 for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos.

74	Scotiabank Third Quarter Report 2025

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the changes to the allowance for credit losses on loans.

	As at and for the three months ended
	July 31, 2025				July 31, 2024
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail loans:
Residential mortgages
Balance at beginning of period	$178	$452	$748	$1,378	$259	$349	$580	$1,188
Provision for credit losses
Remeasurement (1)	(73)	21	118	66	(86)	89	83	86
Newly originated or purchased financial assets	11	–	–	11	12	–	–	12
Derecognition of financial assets and maturities	(2)	(10)	–	(12)	(3)	(6)	–	(9)
Changes in models and methodologies	–	–	–	–	(22)	3	–	(19)
Transfer to (from):
Stage 1	80	(64)	(16)	–	59	(44)	(15)	–
Stage 2	(10)	69	(59)	–	(9)	51	(42)	–
Stage 3	–	(26)	26	–	–	(20)	20	–
Gross write-offs	–	–	(39)	(39)	–	–	(23)	(23)
Recoveries	–	–	7	7	–	–	6	6
Foreign exchange and other movements	1	5	13	19	(9)	(6)	(16)	(31)
Balance at end of period	$185	$447	$798	$1,430	$201	$416	$593	$1,210
Personal loans
Balance at beginning of period	$534	$1,228	$617	$2,379	$626	$1,058	$656	$2,340
Provision for credit losses
Remeasurement (1)	(136)	201	318	383	(182)	284	378	480
Newly originated or purchased financial assets	94	–	–	94	89	–	–	89
Derecognition of financial assets and maturities	(23)	(34)	–	(57)	(26)	(54)	–	(80)
Changes in models and methodologies	3	(4)	–	(1)	(68)	96	–	28
Transfer to (from):
Stage 1	146	(142)	(4)	–	183	(178)	(5)	–
Stage 2	(54)	87	(33)	–	(57)	90	(33)	–
Stage 3	(2)	(115)	117	–	(4)	(128)	132	–
Gross write-offs	–	–	(508)	(508)	–	–	(551)	(551)
Recoveries	–	–	85	85	–	–	88	88
Foreign exchange and other movements	2	2	8	12	(8)	(8)	(6)	(22)
Balance at end of period	$564	$1,223	$600	$2,387	$553	$1,160	$659	$2,372
Credit cards
Balance at beginning of period	$292	$943	$–	$1,235	$357	$882	$–	$1,239
Provision for credit losses
Remeasurement (1)	(67)	168	188	289	(101)	161	214	274
Newly originated or purchased financial assets	41	–	–	41	31	–	–	31
Derecognition of financial assets and maturities	(10)	(12)	–	(22)	(13)	(15)	–	(28)
Changes in models and methodologies	2	(3)	–	(1)	(38)	21	–	(17)
Transfer to (from):
Stage 1	86	(86)	–	–	99	(99)	–	–
Stage 2	(39)	39	–	–	(30)	30	–	–
Stage 3	–	(102)	102	–	–	(95)	95	–
Gross write-offs	–	–	(368)	(368)	–	–	(359)	(359)
Recoveries	–	–	73	73	–	–	55	55
Foreign exchange and other movements	4	(6)	5	3	(2)	2	(5)	(5)
Balance at end of period	$309	$941	$–	$1,250	$303	$887	$–	$1,190
Total retail loans
Balance at beginning of period	$1,004	$2,623	$1,365	$4,992	$1,242	$2,289	$1,236	$4,767
Provision for credit losses
Remeasurement (1)	(276)	390	624	738	(369)	534	675	840
Newly originated or purchased financial assets	146	–	–	146	132	–	–	132
Derecognition of financial assets and maturities	(35)	(56)	–	(91)	(42)	(75)	–	(117)
Changes in models and methodologies	5	(7)	–	(2)	(128)	120	–	(8)
Transfer to (from):
Stage 1	312	(292)	(20)	–	341	(321)	(20)	–
Stage 2	(103)	195	(92)	–	(96)	171	(75)	–
Stage 3	(2)	(243)	245	–	(4)	(243)	247	–
Gross write-offs	–	–	(915)	(915)	–	–	(933)	(933)
Recoveries	–	–	165	165	–	–	149	149
Foreign exchange and other movements	7	1	26	34	(19)	(12)	(27)	(58)
Balance at end of period	$1,058	$2,611	$1,398	$5,067	$1,057	$2,463	$1,252	$4,772
Non-retail loans:
Business and government
Balance at beginning of period	$820	$611	$836	$2,267	$653	$447	$798	$1,898
Provision for credit losses
Remeasurement (1)	(50)	69	213	232	(146)	13	144	11
Newly originated or purchased financial assets	308	–	–	308	204	–	–	204
Derecognition of financial assets and maturities	(245)	(40)	(9)	(294)	(187)	(12)	(4)	(203)
Changes in models and methodologies	–	–	–	–	200	37	–	237
Transfer to (from):
Stage 1	29	(29)	–	–	37	(37)	–	–
Stage 2	(21)	21	–	–	(21)	22	(1)	–
Stage 3	(1)	(13)	14	–	–	(4)	4	–
Gross write-offs	–	–	(210)	(210)	–	–	(93)	(93)
Recoveries	–	–	12	12	–	–	12	12
Foreign exchange and other movements	5	3	(20)	(12)	(2)	(3)	(36)	(41)
Balance at end of period including off-balance sheet exposures	$845	$622	$836	$2,303	$738	$463	$824	$2,025
Less: Allowance for credit losses on off-balance sheet exposures (2)	(146)	(27)	–	(173)	(149)	(30)	(36)	(215)
Balance at end of period (2)	$699	$595	$836	$2,130	$589	$433	$788	$1,810

Scotiabank Third Quarter Report 2025	75

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at and for the nine months ended
	July 31, 2025				July 31, 2024
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail loans:
Residential mortgages
Balance at beginning of period	$165	$398	$645	$1,208	$265	$321	$498	$1,084
Provision for credit losses
Remeasurement (1)	(172)	123	319	270	(194)	155	263	224
Newly originated or purchased financial assets	36	–	–	36	32	–	–	32
Derecognition of financial assets and maturities	(6)	(23)	–	(29)	(7)	(16)	–	(23)
Changes in models and methodologies	(2)	(14)	9	(7)	(22)	3	–	(19)
Transfer to (from):
Stage 1	196	(156)	(40)	–	164	(124)	(40)	–
Stage 2	(33)	189	(156)	–	(30)	148	(118)	–
Stage 3	–	(75)	75	–	–	(62)	62	–
Gross write-offs	–	–	(91)	(91)	–	–	(77)	(77)
Recoveries	–	–	19	19	–	–	16	16
Foreign exchange and other movements	1	5	18	24	(7)	(9)	(11)	(27)
Balance at end of period	$185	$447	$798	$1,430	$201	$416	$593	$1,210
Personal loans
Balance at beginning of period	$544	$1,154	$621	$2,319	$647	$1,103	$664	$2,414
Provision for credit losses
Remeasurement (1)	(464)	797	1,079	1,412	(553)	759	1,134	1,340
Newly originated or purchased financial assets	288	–	–	288	279	–	–	279
Derecognition of financial assets and maturities	(66)	(110)	–	(176)	(73)	(147)	–	(220)
Changes in models and methodologies	3	(33)	5	(25)	(68)	96	–	28
Transfer to (from):
Stage 1	457	(445)	(12)	–	523	(512)	(11)	–
Stage 2	(160)	249	(89)	–	(175)	259	(84)	–
Stage 3	(6)	(361)	367	–	(11)	(381)	392	–
Gross write-offs	–	–	(1,583)	(1,583)	–	–	(1,591)	(1,591)
Recoveries	–	–	230	230	–	–	216	216
Foreign exchange and other movements	(32)	(28)	(18)	(78)	(16)	(17)	(61)	(94)
Balance at end of period	$564	$1,223	$600	$2,387	$553	$1,160	$659	$2,372
Credit cards
Balance at beginning of period	$288	$872	$–	$1,160	$414	$823	$–	$1,237
Provision for credit losses
Remeasurement (1)	(218)	571	652	1,005	(299)	503	610	814
Newly originated or purchased financial assets	99	–	–	99	111	–	–	111
Derecognition of financial assets and maturities	(33)	(32)	–	(65)	(39)	(47)	–	(86)
Changes in models and methodologies	–	(10)	–	(10)	(38)	21	–	(17)
Transfer to (from):
Stage 1	269	(269)	–	–	262	(262)	–	–
Stage 2	(96)	96	–	–	(104)	104	–	–
Stage 3	–	(284)	284	–	–	(244)	244	–
Gross write-offs	–	–	(1,106)	(1,106)	–	–	(1,002)	(1,002)
Recoveries	–	–	164	164	–	–	145	145
Foreign exchange and other movements	–	(3)	6	3	(4)	(11)	3	(12)
Balance at end of period	$309	$941	$–	$1,250	$303	$887	$–	$1,190
Total retail loans
Balance at beginning of period	$997	$2,424	$1,266	$4,687	$1,326	$2,247	$1,162	$4,735
Provision for credit losses
Remeasurement (1)	(854)	1,491	2,050	2,687	(1,046)	1,417	2,007	2,378
Newly originated or purchased financial assets	423	–	–	423	422	–	–	422
Derecognition of financial assets and maturities	(105)	(165)	–	(270)	(119)	(210)	–	(329)
Changes in models and methodologies	1	(57)	14	(42)	(128)	120	–	(8)
Transfer to (from):
Stage 1	922	(870)	(52)	–	949	(898)	(51)	–
Stage 2	(289)	534	(245)	–	(309)	511	(202)	–
Stage 3	(6)	(720)	726	–	(11)	(687)	698	–
Gross write-offs	–	–	(2,780)	(2,780)	–	–	(2,670)	(2,670)
Recoveries	–	–	413	413	–	–	377	377
Foreign exchange and other movements	(31)	(26)	6	(51)	(27)	(37)	(69)	(133)
Balance at end of period	$1,058	$2,611	$1,398	$5,067	$1,057	$2,463	$1,252	$4,772
Non-retail loans:
Business and government
Balance at beginning of period	$739	$508	$788	$2,035	$635	$403	$748	$1,786
Provision for credit losses
Remeasurement (1)	(52)	259	603	810	(195)	155	434	394
Newly originated or purchased financial assets	983	–	–	983	630	–	–	630
Derecognition of financial assets and maturities	(856)	(93)	(28)	(977)	(569)	(74)	(8)	(651)
Changes in models and methodologies	–	–	–	–	200	37	–	237
Transfer to (from):
Stage 1	92	(92)	–	–	114	(114)	–	–
Stage 2	(59)	62	(3)	–	(73)	76	(3)	–
Stage 3	(3)	(23)	26	–	–	(12)	12	–
Gross write-offs	–	–	(513)	(513)	–	–	(313)	(313)
Recoveries	–	–	47	47	–	–	48	48
Foreign exchange and other movements	1	1	(84)	(82)	(4)	(8)	(94)	(106)
Balance at end of period including off-balance sheet exposures	$845	$622	$836	$2,303	$738	$463	$824	$2,025
Less: Allowance for credit losses on off-balance sheet exposures (2)	(146)	(27)	–	(173)	(149)	(30)	(36)	(215)
Balance at end of period (2)	$699	$595	$836	$2,130	$589	$433	$788	$1,810
(1)
Includes credit risk changes as a result of significant increases in credit risk, changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions and changes due to drawdowns of undrawn commitments.

(2)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

76	Scotiabank Third Quarter Report 2025

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(d)	Carrying value of exposures by risk rating

Residential mortgages	As at July 31, 2025				As at October 31, 2024
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$207,050	$5,849	$–	$212,899	$211,165	$3,262	$–	$214,427
Low	83,929	6,650	–	90,579	78,344	3,625	–	81,969
Medium	20,742	7,351	–	28,093	19,205	2,072	–	21,277
High	2,841	5,573	–	8,414	2,561	5,280	–	7,841
Very high	44	2,881	–	2,925	13	2,814	–	2,827
Loans not graded (2)	14,212	1,156	–	15,368	18,614	1,614	–	20,228
Default	–	–	2,659	2,659	–	–	2,372	2,372
Total	$328,818	$29,460	$2,659	$360,937	$329,902	$18,667	$2,372	$350,941
Allowance for credit losses	185	447	798	1,430	165	398	645	1,208
Carrying value	$328,633	$29,013	$1,861	$359,507	$329,737	$18,269	$1,727	$349,733
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Personal loans	As at July 31, 2025				As at October 31, 2024
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$31,114	$266	$–	$31,380	$30,865	$–	$–	$30,865
Low	21,051	840	–	21,891	20,686	12	–	20,698
Medium	12,527	106	–	12,633	13,053	38	–	13,091
High	9,081	5,934	–	15,015	10,535	4,843	–	15,378
Very high	27	2,450	–	2,477	76	2,743	–	2,819
Loans not graded (2)	21,146	2,300	–	23,446	20,482	1,929	–	22,411
Default	–	–	1,048	1,048	–	–	1,117	1,117
Total	$94,946	$11,896	$1,048	$107,890	$95,697	$9,565	$1,117	$106,379
Allowance for credit losses	564	1,223	600	2,387	544	1,154	621	2,319
Carrying value	$94,382	$10,673	$448	$105,503	$95,153	$8,411	$496	$104,060
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Credit cards	As at July 31, 2025				As at October 31, 2024
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$2,541	$2	$–	$2,543	$2,382	$3	$–	$2,385
Low	3,033	12	–	3,045	2,872	25	–	2,897
Medium	4,659	30	–	4,689	4,631	55	–	4,686
High	2,742	2,185	–	4,927	3,069	1,880	–	4,949
Very high	19	1,119	–	1,138	16	1,028	–	1,044
Loans not graded (1)	654	476	–	1,130	895	518	–	1,413
Default	–	–	–	–	–	–	–	–
Total	$13,648	$3,824	$–	$17,472	$13,865	$3,509	$–	$17,374
Allowance for credit losses	309	941	–	1,250	288	872	–	1,160
Carrying value	$13,339	$2,883	$–	$16,222	$13,577	$2,637	$–	$16,214
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Retail	As at July 31, 2025				As at October 31, 2024
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$123,848	$326	$–	$124,174	$115,396	$2	$–	$115,398
Low	19,166	81	–	19,247	17,947	26	–	17,973
Medium	8,350	12	–	8,362	8,128	22	–	8,150
High	3,645	582	–	4,227	3,490	505	–	3,995
Very high	13	309	–	322	10	305	–	315
Loans not graded (1)	11,144	2,871	–	14,015	12,634	2,749	–	15,383
Default	–	–	–	–	–	–	–	–
Carrying value	$166,166	$4,181	$–	$170,347	$157,605	$3,609	$–	$161,214
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Scotiabank Third Quarter Report 2025	77

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Total retail loans	As at July 31, 2025				As at October 31, 2024
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$364,553	$6,443	$–	$370,996	$359,808	$3,267	$–	$363,075
Low	127,179	7,583	–	134,762	119,849	3,688	–	123,537
Medium	46,278	7,499	–	53,777	45,017	2,187	–	47,204
High	18,309	14,274	–	32,583	19,655	12,508	–	32,163
Very high	103	6,759	–	6,862	115	6,890	–	7,005
Loans not graded (2)	47,156	6,803	–	53,959	52,625	6,810	–	59,435
Default	–	–	3,707	3,707	–	–	3,489	3,489
Total	$603,578	$49,361	$3,707	$656,646	$597,069	$35,350	$3,489	$635,908
Allowance for credit losses	1,058	2,611	1,398	5,067	997	2,424	1,266	4,687
Carrying value	$602,520	$46,750	$2,309	$651,579	$596,072	$32,926	$2,223	$631,221
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Business and government loans	As at July 31, 2025				As at October 31, 2024
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$138,872	$1,378	$–	$140,250	$146,999	$1,829	$–	$148,828
Non-investment grade	125,455	6,577	–	132,032	124,749	8,800	–	133,549
Watch list	9	4,575	–	4,584	10	4,819	–	4,829
Loans not graded (2)	2,382	27	–	2,409	2,190	25	–	2,215
Default	–	–	3,183	3,183	–	–	3,250	3,250
Total	$266,718	$12,557	$3,183	$282,458	$273,948	$15,473	$3,250	$292,671
Allowance for credit losses	699	595	836	2,130	586	475	788	1,849
Carrying value	$266,019	$11,962	$2,347	$280,328	$273,362	$14,998	$2,462	$290,822
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Business and government	As at July 31, 2025				As at October 31, 2024
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$241,496	$1,217	$–	$242,713	$243,635	$1,124	$–	$244,759
Non-investment grade	57,503	2,113	–	59,616	59,572	2,894	–	62,466
Watch list	–	916	–	916	–	1,142	–	1,142
Loans not graded (2)	4,009	1	–	4,010	3,921	–	–	3,921
Default	–	–	36	36	–	–	32	32
Total	$303,008	$4,247	$36	$307,291	$307,128	$5,160	$32	$312,320
Allowance for credit losses	146	27	–	173	153	33	–	186
Carrying value	$302,862	$4,220	$36	$307,118	$306,975	$5,127	$32	$312,134
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Total non-retail loans	As at July 31, 2025				As at October 31, 2024
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$380,368	$2,595	$–	$382,963	$390,634	$2,953	$–	$393,587
Non-investment grade	182,958	8,690	–	191,648	184,321	11,694	–	196,015
Watch list	9	5,491	–	5,500	10	5,961	–	5,971
Loans not graded (2)	6,391	28	–	6,419	6,111	25	–	6,136
Default	–	–	3,219	3,219	–	–	3,282	3,282
Total	$569,726	$16,804	$3,219	$589,749	$581,076	$20,633	$3,282	$604,991
Allowance for credit losses	845	622	836	2,303	739	508	788	2,035
Carrying value	$568,881	$16,182	$2,383	$587,446	$580,337	$20,125	$2,494	$602,956
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

78	Scotiabank Third Quarter Report 2025

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(e)	Loans past due but not impaired (1)
A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired. In cases where borrowers have opted to participate in payment deferral programs, deferral of payments is not considered past due and such loans are not aged further during the deferral period.

	As at July 31, 2025
($ millions)	31-60 days	61-90 days	91 days and greater (2)	Total
Residential mortgages	$1,520	$732	$–	$2,252
Personal loans	616	338	–	954
Credit cards	240	191	386	817
Business and government	271	76	–	347
Total	$2,647	$1,337	$386	$4,370

	As at April 30, 2025
($ millions)	31-60 days	61-90 days	91 days and greater (2)	Total
Residential mortgages	$1,506	$720	$–	$2,226
Personal loans	635	346	–	981
Credit cards	245	184	395	824
Business and government	316	121	–	437
Total	$2,702	$1,371	$395	$4,468

	As at October 31, 2024
($ millions)	31-60 days	61-90 days	91 days and greater (2)	Total
Residential mortgages	$1,418	$718	$–	$2,136
Personal loans	647	343	–	990
Credit cards	242	172	398	812
Business and government	192	48	–	240
Total	$2,499	$1,281	$398	$4,178
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)	All loans that are over 90 days past due are considered impaired with the exception of credit card receivables which are considered impaired when 180 days past due.

(f)	Purchased credit-impaired loans
Certain financial assets including loans are credit-impaired on initial recognition. The following table provides details of such assets:

	As at
($ millions)	July 31 2025	April 30 2025	October 31 2024
Unpaid principal balance (1)	$227	$231	$243
Credit related fair value adjustments	(25)	(26)	(29)
Carrying value	202	205	214
Stage 3 allowance	(1)	–	(1)
Carrying value net of related allowance	$201	$205	$213
(1)	Represents principal amount owed net of write-offs.

8.	Derecognition of financial assets
Securitization of residential mortgage loans
The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage-backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage and Housing Corporation (CMHC). MBS created under the program are sold to either Canada Housing Trust (the Trust), a government sponsored entity under the Canada Mortgage Bond (CMB) program, or to third-party investors.
The underlying mortgages sold in the above programs do not meet the derecognition requirements when the Bank retains the pre-payment
and interest rate risks associated with the mortgages, which represent substantially all the risks and rewards associated with the transferred assets.
These mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

Scotiabank Third Quarter Report 2025	79

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table provides the carrying amount of the transferred assets that do not qualify for derecognition and the associated liabilities:

	As at
($ millions)	July 31 2025 (1)	April 30 2025 (1)	October 31 2024 (1)
Assets
Carrying value of residential mortgage loans	$8,854	$9,377	$11,190
Other related assets (2)	6,248	6,265	7,202
Liabilities
Carrying value of associated liabilities	$15,061	$15,479	$17,923
(1)
The fair value of the transferred assets is $14,815 (April 30, 2025 – $15,524 and October 31, 2024 – $18,092) and the fair value of the associated liabilities is $14,966 (April 30, 2025 – $15,481 and October 31, 2024 – $17,692) for a net position of $(151) (April 30, 2025 – $43 and October 31, 2024 – $400).

(2)
These include cash held in trust and trust-permitted investment assets, including repurchase-type transactions of mortgage-backed securities, included in the principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of credit card and auto loans
The Bank securitizes a portion of its unsecured credit card and auto loan receivables through consolidated structured entities. These receivables continue to be recognized on the Consolidated Statement of Financial Position as personal loans and credit card loans.
During the quarter, $
2,937
 million (April 30, 2025 –
nil
) of the Bank’s Canadian auto loan receivables were securitized through Securitized Term Auto Receivables Trust (SSTRT), a Bank-sponsored consolidated structured entity. As of July 31, 2025,
U.S.
$
186
 million (CAD $
258
 million) (April 30, 2025 –
nil
) offered notes issued to third party investors through SSTRT were outstanding and included in deposits – business and government on the Consolidated Statement of Financial Position.
Securities sold under repurchase agreements and securities lent
The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred securities remain on the Consolidated Statement of Financial Position.
The following table provides the carrying amount of the transferred assets and the associated liabilities:

	As at
($ millions)	July 31 2025 (1)	April 30 2025 (1)	October 31 2024 (1)
Carrying value of securities associated with:
Repurchase agreements (2)	$169,302	$161,938	$174,334
Securities lending agreements	66,927	63,492	58,477
Total	236,229	225,430	232,811
Carrying value of associated liabilities (3)	$182,223	$177,987	$190,449
(1)
The fair value of transferred assets is $236,229 (April 30, 2025 – $225,430 and October 31, 2024 – $232,811) and the fair value of the associated liabilities is $182,223 (April 30, 2025 – $177,987 and October 31, 2024 – $190,449) for a net position of $54,006 (April 30, 2025 – $47,443 and October 31, 2024 – $42,362).

(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.
Other
off-balance
sheet arrangements
The Bank uses a capital vehicle to transfer credit exposure to security holders of the vehicle. While credit exposures are transferred, the related assets are not derecognized from the balance sheet. During the quarter, no new guarantee-linked notes were issued from this vehicle.

9.	Investments in associates
The Bank had significant investments in the following associates:

					As at
					July 31 2025	April 30 2025	October 31 2024
($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements (1)	Carrying value	Carrying value	Carrying value
KeyCorp (2)	United States	Banking	14.9%	June 30, 2025	$4,184	$4,048	$–
Bank of Xi’an Co. Ltd. (3)	China	Banking	18.1%	March 31, 2025	679	674	658
Maduro & Curiel’s Bank N.V. (4)	Curacao	Banking	48.1%	June 30, 2025	552	539	527
(1)	Represents the date of the most recent financial statements.
(2)
On December 27, 2024, the Bank completed the acquisition of an additional 10% ownership interest, bringing the total ownership interest in KeyCorp to 14.9% (refer to Note 20 for further details). The Bank has significant influence over KeyCorp through a combination of its ownership interest and board representation. Based on the quoted price on the New York Stock Exchange, the market value of the
Bank’s investment in KeyCorp was $4,044 as at July 31, 2025 (April 30, 2025 – $3,332).

(3)
Based on the quoted price on the Shanghai Stock Exchange, the market value of the Bank’s Investment in Bank of Xi’an Co. Ltd. was
 $595 (April 30, 2025 – $528; October 31, 2024 – $570)
,

which has remained below the carrying amount. The Bank performed an impairment test as at July 31, 2025 using a value in use (VIU) discounted cash flow model. The Bank concluded that there is no impairment for the period ended July 31, 2025 (April 30, 2025 – nil; October 31, 2024 – $343). The Bank has significant influence over the Bank of Xi’an Co. Ltd. through a combination of its ownership interest and board representation.

(4)
The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of July 31, 2025, these reserves amounted to $75 (April 30, 2025 – $74; October 31, 2024 – $74).

80	Scotiabank Third Quarter Report 2025

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10.	Deposits

	As at
	July 31, 2025						April 30 2025	October 31 2024
	Payable on demand (1)		Payable after notice (2)
($ millions)	Interest- bearing	Non-interest- bearing			Payable on a fixed date (3)	Total	Total	Total
Personal	$5,862	$10,616	$153,696		$131,290	$301,464	$301,069	$298,821
Business and government	182,026	33,018	69,439		321,451	605,934	604,307	600,114
Financial institutions	10,408	1,171	2,277		25,588	39,444	40,467	44,914
	$198,296	$44,805	$225,412	(4)	$478,329	$946,842	$945,843	$943,849
Recorded in:
Canada	$147,533	$23,949	$183,943		$326,237	$681,662	$685,799	$686,817
United States	39,707	138	3,932		47,908	91,685	88,831	90,442
United Kingdom	–	–	307		35,512	35,819	32,120	27,091
Mexico	149	7,322	13,725		17,385	38,581	37,022	36,751
Peru	5,793	41	5,892		7,004	18,730	19,133	17,710
Chile	1,545	4,951	136		15,936	22,568	24,113	23,232
Colombia	24	500	3,444		5,478	9,446	8,898	8,102
Other International	3,545	7,904	14,033		22,869	48,351	49,927	53,704
Total (5)	$198,296	$44,805	$225,412		$478,329	$946,842	$945,843	$943,849
(1)	Deposits payable on demand include all deposits for which the Bank does not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which the Bank requires notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)	Includes $135 (April 30, 2025 – $123; October 31, 2024 – $124) of non-interest-bearing deposits.
(5)
Deposits denominated in U.S. dollars amount to $284,432 (April 30, 2025 – $293,366 ; October 31, 2024 – $295,316), deposits denominated in Chilean pesos amount to $19,406 (April 30, 2025 – $20,184; October 31, 2024 – $19,271), deposits denominated in Mexican pesos amount to $35,379 (April 30, 2025 – $33,975; October 31, 2024 – $34,416) and deposits denominated in other foreign currencies amount to $116,535 (April 30, 2025 – $114,253; October 31, 2024 – $109,683).

The following table presents the maturity schedule for term deposits in Canada greater than $100,000
(1)
.

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at July 31, 2025	$49,249	$36,829	$58,671	$111,629	$15,175	$271,553
As at April 30, 2025	$59,432	$29,100	$63,418	$113,023	$17,570	$282,543
As at October 31, 2024	$64,521	$37,062	$59,273	$115,757	$18,820	$295,433
(1)	The majority of foreign term deposits are in excess of $100,000.

11.	Capital and financing transactions
Common
shares

	For the three months ended
	July 31, 2025		July 31, 2024
($ millions)	Number of shares	Amount	Number of shares	Amount
Outstanding at beginning of period	1,245,549,363	$22,138	1,229,569,597	$21,066
Issued in relation to share-based payments, net	138,392	10	18,688	2
Issued in relation to the Shareholder Dividend and Share Purchase Plan (1)	–	–	7,750,463	481
Repurchased for cancellation under the Normal Course Issuer Bid	(3,227,456)	(59)	–	–
Outstanding at end of period	1,242,460,299	$22,089	1,237,338,748	$21,549

	For the nine months ended
	July 31, 2025		July 31, 2024
($ millions)	Number of shares	Amount	Number of shares	Amount
Outstanding at beginning of period	1,244,435,686	$22,054	1,214,044,420	$20,109
Issued in relation to share-based payments, net	1,252,069	94	133,766	9
Issued in relation to the Shareholder Dividend and Share Purchase Plan (1)	–	–	23,160,562	1,431
Repurchased for cancellation under the Normal Course Issuer Bid	(3,227,456)	(59)	–	–
Outstanding at end of period	1,242,460,299	$22,089	1,237,338,748	$21,549
(1)
Effective November 1, 2024, and until such time as the Bank elects otherwise, the Bank has suspended the discount to the Average Market Price (as defined in the Plan) for dividend reinvestments and stock dividends under the Plan and has discontinued issuances of common shares from treasury under the Plan. Additionally, effective November 1, 2024, and until such time as the Bank elects otherwise, purchases of common shares under the Plan will be made in the secondary market in accordance with the provisions of the Plan.

Scotiabank Third Quarter Report 2025	81

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Normal Course Issuer Bid
On May 28, 2025, the Bank announced that OSFI and the Toronto Stock Exchange approved a normal course issuer bid (the “2025 NCIB”) pursuant to which it may repurchase for cancellation up to
20
million of the Bank’s common shares. Purchases under the 2025 NCIB commenced on May 30, 2025, and will terminate upon the earlier of: (i) the Bank purchasing the maximum number of common shares under the 2025 NCIB, (ii) the Bank providing a notice of termination, or (iii) May 29, 2026.
From the commencement of the 2025 NCIB until July 31, 2025, the Bank repurchased and cancelled approximately
3.2
 million common shares at an average price of $
74.52
per share for a total amount of
$245
million, including tax.
Preferred shares and other equity instruments
Redemption
On June 4, 2025, the Bank redeemed all outstanding US
$1,250 million 4.900
% Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes
(Non-Viability
Contingent Capital (NVCC)) at
100%
of their principal amount plus accrued and unpaid interest. The redemption of these notes resulted in a foreign currency loss of $22 million, which was recorded in Retained Earnings.

12.	Capital management
The Bank’s regulatory capital, total loss absorbing capacity and leverage measures were as follows:

	As at
($ millions)	July 31 2025	April 30 2025	October 31 2024
Capital (1)
Common Equity Tier 1 capital	$61,591	$60,425	$60,631
Net Tier 1 capital	70,225	70,740	69,499
Total regulatory capital	78,208	78,682	77,708
Total loss absorbing capacity (TLAC) (2)	134,627	139,119	137,752
Risk-weighted assets/exposures used in calculation of capital ratios
Risk-weighted assets (1)(3)	$463,484	$458,989	$463,992
Leverage exposures (4)	1,573,879	1,568,491	1,563,140
Regulatory ratios (1)
Common Equity Tier 1 capital ratio	13.3%	13.2%	13.1%
Tier 1 capital ratio	15.2%	15.4%	15.0%
Total capital ratio	16.9%	17.1%	16.7%
Total loss absorbing capacity ratio (2)	29.0%	30.3%	29.7%
Leverage ratio (4)	4.5%	4.5%	4.4%
Total loss absorbing capacity leverage ratio (2)	8.6%	8.9%	8.8%
(1)	The regulatory capital ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023).
(2)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(3)	As at July 31, 2025, April 30, 2025 and October 31, 2024, the Bank did not have a regulatory capital floor add-on to risk-weighted assets (RWA) for CET1, Tier 1, Total Capital and TLAC RWA.
(4)	The leverage ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023).
The Bank substantially exceeded the OSFI minimum regulatory capital and TLAC ratios as at July 31, 2025, including the Domestic Stability Buffer requirement. In addition, the Bank substantially exceeded OSFI minimum leverage and TLAC leverage ratios as at July 31, 2025.

13.	Share-based payments
In Q1 2025, the Bank granted 1,586,630 options with an exercise price of $79.13 per option and a weighted average fair value of $8.26 to select employees, under the terms of the Employee Stock Option Plan. These stock options vest 50% at the end of the third year and 50% at the end of the fourth year.
The Bank recorded an increase to equity – other reserves of $2 million for the three months ended July 31, 2025 and $13 million for the nine months ended July 31, 2025 (July 31, 2024 – $1 million and $11 million), as a result of equity-classified share-based payment expense.

82	Scotiabank Third Quarter Report 2025

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

14.	Employee benefits
Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans
(1)
.

	For the three months ended
	Pension plans			Other benefit plans
($ millions)	July 31 2025	April 30 2025	July 31 2024	July 31 2025		April 30 2025	July 31 2024

Defined benefit service cost	$70	$61	$51	$(57	) (2)	$6	$5
Interest on net defined benefit (asset) liability	(2)	(3)	(8)	16		16	16
Other	3	3	3	1		(1)	2
Defined benefit expense	$71	$61	$46	$(40)		$21	$23
Defined contribution expense	$52	$53	$46	$–		$–	$–
Actuarial gains (losses) on employee benefit plans in other comprehensive income (3)	$267	$(246)	$138	$3		$(9)	$(18)

	For the nine months ended
	Pension plans		Other benefit plans
($ millions)	July 31 2025	July 31 2024	July 31 2025		July 31 2024
Defined benefit service cost	$214	$154	$(45	) (2)	$14
Interest on net defined benefit (asset) liability	(9)	(23)	46		51
Other	9	9	1		4
Defined benefit expense	$214	$140	$2		$69
Defined contribution expense	$154	$137	$1		$–
Actuarial gains (losses) on employee benefit plans in other comprehensive income (3)	$294	$(70)	$(19)		$(51)
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
(2)	Includes benefit related to certain post-retirement plan amendments.
(3)	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. In the absence of legislated changes, all other assumptions are updated annually.

15.	Operating segments
The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. The Bank’s other smaller business segments and corporate adjustments are included in the Other segment. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the Bank’s audited consolidated financial statements in the 2024 Annual Report.
The Bank analyzes revenue on a taxable equivalent basis (TEB) for business lines. This methodology grosses up tax-exempt
income earned on certain securities reported in either net interest income or non-interest
income to an equivalent before tax basis. It also grosses up net income from associated corporations to normalize the effective tax rate in the business lines. Corresponding increases are made to the income tax expense; hence, there is no impact on the segment’s net income. The elimination of the TEB gross-up
is recorded in the Other segment; hence, there is no impact on the consolidated results.
Changes in business line allocation methodology
Effective the first quarter of 2025, the Bank made voluntary changes to its allocation methodology impacting business segment presentation. The new methodology includes updates related to the Bank’s funds transfer pricing, head office expense allocations, and allocations between business segments. Prior period results for each segment have been revised to conform with the current period’s methodology. Further details on the changes are as follows:

1.
Funds transfer pricing methodology was updated, primarily related to the allocation of substantially all liquidity costs to the business lines, reflecting the Bank’s strategic objective to maintain higher liquidity ratios.

2.
Periodically, the Bank updates its allocation methodologies. This includes a comprehensive update to the allocation of head office expenses across countries within International Banking, updates to the allocation of clients and associated revenue, expenses, and balances between International Banking, Global Banking and Markets, and Global Wealth Management to align with the strategy, as well as updates to the allocation of head office expenses and income taxes from the Other segment to the business segments.

3.
To be consistent with the reporting of Scotiabank’s recent minority investment in KeyCorp, the Bank has also made changes to the reporting of certain minority investments in International Banking (Bank of Xi’an) and Global Wealth Management (Bank of Beijing Scotia Asset Management) which will now be reported in the Other segment.

Scotiabank Third Quarter Report 2025	83

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended July 31, 2025
($ millions)	Canadian Banking (1)	International Banking (1)	Global Wealth Management (1)	Global Banking and Markets (1)	Other	Total
Net interest income (2)	$2,641	$2,245	$266	$350	$(9)	$5,493
Non-interest income (3)(4)	730	758	1,338	1,180	(13)	3,993
Total revenues	3,371	3,003	1,604	1,530	(22)	9,486
Provision for credit losses	456	562	4	19	–	1,041
Depreciation and amortization	137	119	48	65	36	405
Other non-interest expenses	1,459	1,392	982	829	22	4,684
Provision for income taxes	361	219	150	144	(45)	829
Net income	$958	$711	$420	$473	$(35)	$2,527
Net income attributable to non-controlling interests in subsidiaries	$–	$41	$3	$–	$36	$80
Net income attributable to equity holders of the Bank	$958	$670	$417	$473	$(71)	$2,447
Average assets ($ billions)	$463	$223	$39	$493	$228	$1,446
Average liabilities ($ billions)	$381	$173	$50	$513	$243	$1,360
(1)	Business line revenues and provision for income taxes are reported on a taxable equivalent basis, with the offset in the Other segment.
(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)
Card revenues and Banking services fees are mainly earned in Canadian Banking and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from associated corporations for Canadian Banking – $(2), International Banking – $39, and Other – $120.

	For the three months ended April 30, 2025
($ millions)	Canadian Banking (1)	International Banking (1)	Global Wealth Management (1)	Global Banking and Markets (1)	Other	Total
Net interest income (2)	$2,524	$2,179	$246	$368	$(47)	$5,270
Non-interest income (3)(4)	711	780	1,295	1,090	(66)	3,810
Total revenues	3,235	2,959	1,541	1,458	(113)	9,080
Provision for credit losses	805	550	2	40	1	1,398
Depreciation and amortization	139	115	48	65	26	393
Other non-interest expenses	1,442	1,408	949	813	105	4,717
Provision for income taxes	236	172	141	128	(137)	540
Net income	$613	$714	$401	$412	$(108)	$2,032
Net income attributable to non-controlling interests in subsidiaries	$–	$38	$2	$(1)	$17	$56
Net income attributable to equity holders of the Bank	$613	$676	$399	$413	$(125)	$1,976
Average assets ($ billions)	$461	$229	$38	$502	$238	$1,468
Average liabilities ($ billions)	$384	$177	$47	$516	$258	$1,382
(1)	Business line revenues and provision for income taxes are reported on a taxable equivalent basis, with the offset in the Other segment.
(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)
Card revenues and Banking services fees are mainly earned in Canadian Banking and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from associated corporations for Canadian Banking – $(2), International Banking – $38, and Other – $123.

	For the three months ended July 31, 2024 (1)
($ millions)	Canadian Banking (2)	International Banking (2)	Global Wealth Management (2)	Global Banking and Markets (2)	Other	Total
Net interest income (3)	$2,577	$2,226	$206	$304	$(451)	$4,862
Non-interest income (4)(5)	728	747	1,222	960	(155)	3,502
Total revenues	3,305	2,973	1,428	1,264	(606)	8,364
Provision for credit losses	435	589	10	18	–	1,052
Depreciation and amortization	145	142	48	68	25	428
Other non-interest expenses	1,383	1,408	878	705	147	4,521
Provision for income taxes	365	170	122	105	(311)	451
Net income	$977	$664	$370	$368	$(467)	$1,912
Net income attributable to non-controlling interests in subsidiaries	$–	$35	$3	$–	$(2)	$36
Net income attributable to equity holders of the Bank	$977	$629	$367	$368	$(465)	$1,876
Average assets ($ billions)	$451	$233	$36	$493	$210	$1,423
Average liabilities ($ billions)	$389	$179	$41	$476	$256	$1,341
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology.

(2)	Business line revenues and provision for income taxes are reported on a taxable equivalent basis, with the offset in the Other segment.
(3)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(4)
Card revenues and Banking services fees are mainly earned in Canadian Banking and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(5)	Includes income (on a taxable equivalent basis) from associated corporations for International Banking – $36 and Other – $18.

84	Scotiabank Third Quarter Report 2025

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the nine months ended July 31, 2025
($ millions)	Canadian Banking (1)	International Banking (1)	Global Wealth Management (1)	Global Banking and Markets (1)	Other	Total
Net interest income (2)	$7,812	$6,593	$744	$1,037	$(250)	$15,936
Non-interest income (3)(4)	2,206	2,399	3,980	3,545	(128)	12,002
Total revenues	10,018	8,992	4,724	4,582	(378)	27,938
Provision for credit losses	1,799	1,714	10	77	1	3,601
Depreciation and amortization	412	364	143	194	88	1,201
Other non-interest expenses	4,376	4,223	2,906	2,469	1,515 (5)	15,489
Provision for income taxes	947	580	435	440	(307)	2,095
Net income	$2,484	$2,111	$1,230	$1,402	$(1,675)	$5,552
Net income attributable to non-controlling interests in subsidiaries	$–	$114	$7	$(1)	$(138)	$(18)
Net income attributable to equity holders of the Bank	$2,484	$1,997	$1,223	$1,403	$(1,537)	$5,570
Average assets ($ billions)	$461	$227	$38	$502	$230	$1,458
Average liabilities ($ billions)	$383	$175	$47	$513	$255	$1,373
(1)	Business line revenues and provision for income taxes are reported on a taxable equivalent basis, with the offset in the Other segment.
(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)
Card revenues and Banking services fees are mainly earned in Canadian Banking and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from associated corporations for Canadian Banking – $20, International Banking – $112, and Other – $297.
(5)	Includes the impairment loss related to the announced sale of the banking operations in Colombia, Costa Rica and Panama. Refer to Note 20 for further details.

	For the nine months ended July 31, 2024 (1)
($ millions)	Canadian Banking (2)	International Banking (2)	Global Wealth Management (2)	Global Banking and Markets (2)	Other	Total
Net interest income (3)	$7,550	$6,720	$579	$822	$(1,342)	$14,329
Non-interest income (4)(5)	2,164	2,287	3,544	2,967	(147)	10,815
Total revenues	9,714	9,007	4,123	3,789	(1,489)	25,144
Provision for credit losses	1,241	1,729	22	28	1	3,021
Depreciation and amortization	435	427	142	192	63	1,259
Other non-interest expenses	4,112	4,252	2,564	2,123	89	13,140
Provision for income taxes	1,083	537	349	315	(763)	1,521
Net income	$2,843	$2,062	$1,046	$1,131	$(879)	$6,203
Net income attributable to non-controlling interests in subsidiaries	$–	$81	$8	$–	$(2)	$87
Net income attributable to equity holders of the Bank	$2,843	$1,981	$1,038	$1,131	$(877)	$6,116
Average assets ($ billions)	$447	$234	$35	$497	$206	$1,419
Average liabilities ($ billions)	$390	$181	$41	$474	$253	$1,339
(1)
Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology.

(2)	Business line revenues and provision for income taxes are reported on a taxable equivalent basis, with the offset in the Other segment.
(3)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(4)
Card revenues and Banking services fees are mainly earned in Canadian Banking and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(5)	Includes income (on a taxable equivalent basis) from associated corporations for Canadian Banking – $(7), International Banking – $94, and Other – $70.

16.	Interest income and expense

	For the three months ended												For the nine months ended
	July 31, 2025				April 30, 2025				July 31, 2024				July 31, 2025				July 31, 2024
($ millions)	Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense
Measured at amortized cost (1)	$12,468		$8,570		$12,588		$8,955		$13,657		$10,763		$38,191		$27,271		$40,517		$31,829
Measured at FVOCI (1)	1,415		–		1,355		–		1,573		–		4,212		–		4,387		–
	13,883		8,570		13,943		8,955		15,230		10,763		42,403		27,271		44,904		31,829
Other	237	(2)	57	(3)	344	(2)	62	(3)	453	(2)	58	(3)	984	(2)	180	(3)	1,430	(2)	176	(3)
Total	$14,120		$8,627		$14,287		$9,017		$15,683		$10,821		$43,387		$27,451		$46,334		$32,005
(1)	The interest income/expense on financial assets/liabilities are calculated using the effective interest method.
(2)	Includes dividend income on equity securities.
(3)
Includes interest on lease liabilities for the three months ended July 31, 2025 – $30 (April 30, 2025 – $31; July 31, 2024 – $29) and for the nine months ended July 31, 2025 – $93 (July 31, 2024 – $89) and insurance finance expense for the three months ended July 31, 2025 – $8 (April 30, 2025 – $9; July 31, 2024 – $7) and for the nine months ended July 31, 2025 – $25 (July 31, 2024 – $22).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

17.	Earnings per share

	For the three months ended			For the nine months ended
($ millions)	July 31 2025	April 30 2025	July 31 2024	July 31 2025	July 31 2024
Basic earnings per common share
Net income attributable to common shareholders	$2,313	$1,841	$1,756	$5,179	$5,765
Foreign currency loss on redemption of Subordinated Additional Tier 1 Capital Notes (1)	(22)	–	–	(22)	–
Net income attributable to common shareholders used to calculate basic earnings per common share	2,291	1,841	1,756	5,157	5,765
Weighted average number of common shares outstanding (millions)	1,244	1,246	1,230	1,245	1,222
Basic earnings per common share (2) (in dollars)	$1.84	$1.48	$1.43	$4.14	$4.72
Diluted earnings per common share
Net income attributable to common shareholders used to calculate basic earnings per common share	$2,291	$1,841	$1,756	$5,157	$5,765
Dilutive impact of share-based payment options and others (3)	–	–	(15)	(136)	(46)
Net income attributable to common shareholders (diluted)	$2,291	$1,841	$1,741	$5,021	$5,719
Weighted average number of common shares outstanding (millions)	1,244	1,246	1,230	1,245	1,222
Dilutive impact of share-based payment options and others (3) (millions)	1	–	5	5	6
Weighted average number of diluted common shares outstanding (millions)	1,245	1,246	1,235	1,250	1,228
Diluted earnings per common share (2) (in dollars)	$1.84	$1.48	$1.41	$4.02	$4.66
(1)	Refer to Note 11 for further details on the redemption of the equity instrument.
(2)	Earnings per share calculations are based on full dollar and share amounts.
(3)	Certain options were not included in the calculation of diluted earnings per share as they were anti-dilutive.

18.	Financial instruments
(a) Risk management
The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2024.
(i)
Credit
risk
Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.
Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank. The Bank uses the Internal Ratings-Based approach (IRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the IRB approach, the Bank uses internal risk parameter estimates, based on historical experience.
Under

the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies and/or based on the counterparty type for non-retail
exposures and product type for retail

exposures.

Exposure at default (1)	As at
	July 31, 2025			April 30 2025	October 31 2024
($ millions)	IRB	Standardized	Total	Total	Total
By exposure sub-type
Non-retail
Drawn (2)(3)	$448,236	$68,656	$516,892	$514,085	$535,326
Undrawn commitments	86,620	4,763	91,383	92,503	99,011
Other exposures (4)	141,016	21,712	162,728	157,911	131,677
Total non-retail	$675,872	$95,131	$771,003	$764,499	$766,014
Retail (5)
Drawn	$308,781	$120,887	$429,668	$428,128	$417,760
Undrawn commitments	115,642	10,037	125,679	124,032	121,609
Other exposures	–	69	69	66	62
Total retail	$424,423	$130,993	$555,416	$552,226	$539,431
Total	$1,100,295	$226,124	$1,326,419	$1,316,725	$1,305,445
(1)	After credit risk mitigation and excludes equity securities, centralized counterparties and other assets.
(2)	Non-retail drawn exposures include government guaranteed and privately insured mortgages and retail loans.
(3)	Non-retail drawn includes loans, bankers’ acceptances, deposits with financial institutions and FVOCI debt securities.
(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, over-the-counter derivatives and repo-style transactions net of related collateral.
(5)	Retail includes residential mortgages, credit cards, lines of credit, other personal loans and small business treated as other regulatory retail.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Credit quality of
non-retail
exposures
The Bank’s
non-retail
portfolio is well diversified by industry. A significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2024.
Credit quality of retail exposures
The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of July 31, 2025, 23% (April 30, 2025 – 23%; October 31, 2024 – 24%) of the Canadian residential mortgage portfolio is insured. The average loan-to-value
ratio of the uninsured portion of the Canadian residential mortgage portfolio is 52% (April 30, 2025 – 52%; October 31, 2024 – 51%).
Retail standardized portfolio
The retail standardized portfolio of $131 billion as at July 31, 2025 (April 30, 2025 – $129 billion; October 31, 2024 – $127 billion) was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in Latin America and the Caribbean. Of the total retail standardized exposures, $65 billion (April 30, 2025 – $65 billion; October 31, 2024 – $64 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value
ratio of below 80%.
(ii) Liquidity risk
Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Asset/Liability Committee (ALCO) provides senior management oversight of liquidity risk.
The key elements of the Bank’s liquidity risk management framework include:

•	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;

•	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;

•	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;

•	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and

•	liquidity contingency planning.
The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.
(iii)
Market
risk
Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.
Interest rate risk
Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customers’ preferences (e.g. mortgage prepayment rates).
Non-trading
foreign currency risk
Foreign currency risk is the risk of loss due to changes in spot and forward rates.
As at July 31, 2025, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax
annual earnings by approximately $44 million (April 30, 2025 – $40 million; July 31, 2024 – $48 million) in the absence of hedging activity, due primarily from exposure to U.S. dollars from the Bank’s operations in the U.S. and activities conducted internationally in this currency and from exposures to Latin American currencies.
A similar change in the Canadian dollar as at July 31, 2025, would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $368 million (April 30, 2025 – $357 million; July 31, 2024 – $339 million), net of hedging.
Non-trading
equity risk
Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its investment equity portfolios. The fair value of investment equity securities is shown in Note 6.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Trading portfolio risk management
Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. The table below shows the Bank’s VaR by risk factor:

	As at or for the three months ended
	July 31, 2025						April 30, 2025		July 31, 2024
($millions)	As at	Average	High		Low		As at	Average	As at	Average
Credit spread plus interest rate	$13.5	$14.3	$17.5		$12.2		$14.3	$14.2	$9.8	$12.7
Credit spread (1)	9.0	11.1	14.0		8.2		12.0	12.4	6.1	7.7
Interest rate	10.2	11.2	15.6		8.5		8.6	12.8	7.3	13.7
Equities	4.6	4.1	8.4		2.5		8.2	6.1	5.1	4.6
Foreign exchange	2.8	2.8	5.7		1.1		1.4	2.0	2.4	2.1
Commodities	4.1	3.4	4.9		2.3		2.5	2.8	3.8	2.1
Debt specific (1)	n/a	n/a	n/a		n/a		n/a	n/a	3.1	3.0
Diversification effect	(12.9)	(11.5)	nm	(2)	nm	(2)	(14.3)	(11.0)	(15.1)	(10.6)
Total VaR	$12.1	$13.1	$18.3		$9.7		$12.1	$14.1	$9.1	$13.9
(1)	Effective November 1, 2024, credit spread VaR also captures issuer-specific credit spread volatility which was previously included in debt specific VaR.
(2)	Not meaningful.
(b) Financial instruments designated at fair value through profit or loss
In accordance with its risk management strategy, the Bank has elected to designate certain senior note liabilities at fair value through profit or loss to reduce an accounting mismatch between fair value changes in these instruments and fair value changes in related derivatives, and where a hybrid financial liability contains one or more embedded derivatives that are not closely related to the host contract. Changes in fair value of financial liabilities arising from the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income.
The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted at a benchmark rate.
The following table presents the fair value of liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value			Change in fair value (1) Gains/(Losses)			Cumulative change in fair value (2) Gains/(Losses)
	As at			For the three months ended			As at
($ millions)	July 31 2025	April 30 2025	July 31 2024	July 31 2025	April 30 2025	July 31 2024	July 31 2025	April 30 2025	July 31 2024
Liabilities
Senior note liabilities (3)	$43,536	$39,127	$37,754	$(1,633)	$1,611	$(1,478)	$4,604	$6,237	$3,981
(1)	Change in the difference between the contractual maturity amount and the carrying value.
(2)	The cumulative change in fair value is measured from the instrument’s date of initial recognition.
(3)
Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest
income – trading revenues. The offsetting fair value changes from associated derivatives is also recorded in non-interest
income – trading revenues.

The following table presents the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Senior note liabilities
($ millions)	Contractual maturity amount	Carrying value	Difference between contractual maturity amount and carrying value	Changes in fair value for the three months period attributable to changes in own credit risk recorded in other comprehensive income Gains/(Losses)	Cumulative changes in fair value attributable to changes in own credit risk (1) Gains/(Losses)
As at July 31, 2025	$48,140	$43,536	$4,604	$(562)	$(1,227)
As at April 30, 2025	$45,364	$39,127	$6,237	$512	$(665)
As at July 31, 2024	$41,735	$37,754	$3,981	$127	$(867)
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(c) Financial instruments – fair value
Fair value of financial instruments
The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.
Refer to Note 8 of the Bank’s audited consolidated financial statements in the 2024 Annual Report for the valuation techniques used to fair value its significant financial assets and liabilities.
The following table sets out the fair values of financial instruments of the Bank and excludes non-financial
assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	As at
	July 31, 2025		April 30, 2025		October 31, 2024
($ millions)	Total fair value	Total carrying value	Total fair value	Total carrying value	Total fair value	Total carrying value
Assets:
Cash and deposits with financial institutions	$69,701	$69,701	$63,577	$63,577	$63,860	$63,860
Trading assets	136,485	136,485	128,987	128,987	129,727	129,727
Securities purchased under resale agreements and securities borrowed	185,360	185,360	192,632	192,632	200,543	200,543
Derivative financial instruments	43,801	43,801	47,937	47,937	44,379	44,379
Investment securities – FVOCI and FVTPL	124,228	124,228	127,837	127,837	123,420	123,420
Investment securities – amortized cost	24,100	24,923	25,744	26,454	28,422	29,412
Loans	760,294	761,560	753,808	756,372	757,825	760,829
Customers’ liability under acceptances	133	133	189	189	148	148
Other financial assets	25,164	25,164	28,441	28,441	22,467	22,467
Liabilities:
Deposits	945,377	946,842	945,024	945,843	941,290	943,849
Financial instruments designated at fair value through profit or loss	43,536	43,536	39,127	39,127	36,341	36,341
Acceptances	134	134	190	190	149	149
Obligations related to securities sold short	34,675	34,675	36,543	36,543	35,042	35,042
Derivative financial instruments	52,916	52,916	61,933	61,933	51,260	51,260
Obligations related to securities sold under repurchase agreements and securities lent	182,223	182,223	177,987	177,987	190,449	190,449
Subordinated debentures	7,683	7,604	7,832	7,891	7,814	7,833
Other financial liabilities	51,924	52,075	49,414	49,560	53,342	53,387
(d) Fair value hierarchy
The best evidence of fair value for a financial instrument is the quoted price in an active market. Unadjusted quoted market prices for identical instruments represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets.
Quoted prices are not always available for
over-the-counter
transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices or other valuation techniques. Fair value estimates do not consider forced or liquidation sales.
Where financial instruments trade in inactive markets, illiquid markets or when using models where observable parameters do not exist, greater management judgement is required for valuation purposes. Valuations that require the significant use of unobservable inputs are classified as Level 3.

Scotiabank Third Quarter Report 2025	89

CONDENSED
INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

The following table outlines the fair value hierarchy and instruments carried at fair value on a recurring basis.

	As at
	July 31, 2025				April 30, 2025
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals (1)	$–	$5,832	$–	$5,832	$–	$5,971	$–	$5,971
Trading assets
Loans	–	7,918	179	8,097	–	7,840	1	7,841
Canadian federal government and government guaranteed debt	15,742	2,963	–	18,705	13,415	2,518	–	15,933
Canadian provincial and municipal debt	7,835	3,005	–	10,840	7,416	2,889	–	10,305
U.S. treasury and other U.S. agencies’ debt	12,156	–	–	12,156	9,155	–	–	9,155
Other foreign governments’ debt	916	10,402	–	11,318	1,436	9,842	–	11,278
Corporate and other debt	2,720	6,969	–	9,689	3,156	7,387	–	10,543
Equity securities	62,105	624	5	62,734	60,775	305	8	61,088
Other	–	2,946	–	2,946	–	2,844	–	2,844
	$101,474	$34,827	$184	$136,485	$95,353	$33,625	$9	$128,987
Investment securities (2)
Canadian federal government and government guaranteed debt	$14,691	$8,029	$–	$22,720	$14,649	$7,501	$–	$22,150
Canadian provincial and municipal debt	15,421	4,954	–	20,375	15,736	6,278	–	22,014
U.S. treasury and other U.S. agencies’ debt	42,584	6,891	–	49,475	42,374	7,147	–	49,521
Other foreign governments’ debt	2,997	22,744	–	25,741	3,861	24,494	–	28,355
Corporate and other debt	135	3,282	32	3,449	194	3,243	35	3,472
Equity securities	100	323	2,045	2,468	95	277	1,953	2,325
	$75,928	$46,223	$2,077	$124,228	$76,909	$48,940	$1,988	$127,837
Derivative financial instruments
Interest rate contracts	$–	$9,779	$2	$9,781	$–	$10,988	$2	$10,990
Foreign exchange and gold contracts	–	25,443	–	25,443	–	29,169	1	29,170
Equity contracts	636	5,037	33	5,706	232	4,102	45	4,379
Credit contracts	–	233	1	234	–	357	1	358
Commodity contracts	–	2,624	13	2,637	–	3,033	7	3,040
	$636	$43,116	$49	$43,801	$232	$47,649	$56	$47,937
Liabilities:
Deposits (3)	$–	$272	$–	$272	$–	$191	$–	$191
Financial liabilities designated at fair value through profit or loss	–	43,536	–	43,536	–	39,127	–	39,127
Obligations related to securities sold short	29,778	4,897	–	34,675	30,477	6,066	–	36,543

Derivative financial instruments
Interest rate contracts	–	17,645	2	17,647	–	17,861	13	17,874
Foreign exchange and gold contracts	–	24,288	–	24,288	–	32,294	–	32,294
Equity contracts	732	7,547	38	8,317	506	7,378	38	7,922
Credit contracts	–	25	1	26	–	22	–	22
Commodity contracts	–	2,628	10	2,638	–	3,808	13	3,821
	$732	$52,133	$51	$52,916	$506	$61,363	$64	$61,933
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable, less the cost to sell.
(2)	Excludes debt investment securities measured at amortized cost of $24,923 (April 30, 2025 – $26,454).
(3)	These amounts represent embedded derivatives bifurcated from structured note liabilities measured at amortized cost.

90	Scotiabank Third Quarter Report 2025

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at October 31, 2024
($ millions)	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals (1)	$–	$2,540	$–	$2,540
Trading assets
Loans	–	7,649	–	7,649
Canadian federal government and government guaranteed debt	11,229	3,742	–	14,971
Canadian provincial and municipal debt	6,228	2,185	–	8,413
U.S. treasury and other U.S. agencies’ debt	15,050	–	–	15,050
Other foreign governments’ debt	422	9,932	–	10,354
Corporate and other debt	4,940	6,990	4	11,934
Equity securities	59,081	88	21	59,190
Other	–	2,166	–	2,166
	$96,950	$32,752	$25	$129,727
Investment securities (2)
Canadian federal government and government guaranteed debt	$12,739	$8,801	$–	$21,540
Canadian provincial and municipal debt	12,823	4,702	–	17,525
U.S. treasury and other U.S. agencies’ debt	39,999	6,377	–	46,376
Other foreign governments’ debt	3,940	25,346	–	29,286
Corporate and other debt	133	3,359	35	3,527
Equity securities	2,983	317	1,866	5,166
	$72,617	$48,902	$1,901	$123,420
Derivative financial instruments
Interest rate contracts	$–	$11,584	$–	$11,584
Foreign exchange and gold contracts	–	26,004	–	26,004
Equity contracts	150	4,313	44	4,507
Credit contracts	–	180	2	182
Commodity contracts	–	2,095	7	2,102
	$150	$44,176	$53	$44,379
Liabilities:
Deposits (3)	$–	$193	$–	$193
Financial liabilities designated at fair value through profit or loss	–	36,341	–	36,341
Obligations related to securities sold short	30,721	4,319	2	35,042

Derivative financial instruments
Interest rate contracts	–	17,895	13	17,908
Foreign exchange and gold contracts	–	25,900	–	25,900
Equity contracts	139	4,687	19	4,845
Credit contracts	–	46	1	47
Commodity contracts	–	2,550	10	2,560
	$139	$51,078	$43	$51,260
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable, less the cost to sell.
(2)	Excludes debt investment securities measured at amortized cost of $29,412.
(3)	These amounts represent embedded derivatives bifurcated from structured note liabilities measured at amortized cost.
Level 3 instrument fair value changes
Financial instruments categorized as Level 3 as at July 31, 2025, in the fair value hierarchy comprised of loans, corporate bonds, equity securities and derivatives.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended July 31, 2025.
All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at July 31, 2025
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value, end of the quarter	Changes in unrealized gains/(losses) recorded in income for instruments still held (2)
Trading assets
Loans	$1	$–	$–	$–	$–	$178	$179	$–
Equity securities	8	–	–	2	(3)	(2)	5	–
	9	–	–	2	(3)	176	184	–
Investment securities
Corporate and other debt	35	(4)	(1)	–	–	2	32	(4)
Equity securities	1,953	47	4	49	(18)	10	2,045	43
	1,988	43	3	49	(18)	12	2,077	39
Derivative financial instruments – assets
Interest rate contracts	2	–	–	2	(2)	–	2	–
Foreign exchange and gold contracts	1	–	–	–	–	(1)	–	–
Equity contracts	45	(7)	–	1	–	(6)	33	(7	) (3)
Credit contracts	1	–	–	–	–	–	1	–
Commodity contracts	7	6	–	–	–	–	13	6

Derivative financial instruments – liabilities
Interest rate contracts	(13)	–	–	(1)	14	(2)	(2)	–
Equity contracts	(38)	(5)	–	(7)	–	12	(38)	(5	) (3)
Credit contracts	–	–	–	(1)	–	–	(1)	–
Commodity contracts	(13)	3	–	–	–	–	(10)	3
	(8)	(3)	–	(6)	12	3	(2)	(3)
Total	$1,989	$40	$3	$45	$(9)	$191	$2,259	$36
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
(2)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(3)
Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market
changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.

The following tables summarize the changes in Level 3 instruments carried at fair value for the three months ended April 30, 2025 and October 31, 2024.

	As at April 30, 2025
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of the quarter
Trading assets	$10	$–	$–	$3	$(2)	$(2)	$9
Investment securities	2,012	13	54	29	(111)	(9)	1,988
Derivative financial instruments	20	(15)	–	–	8	(21)	(8)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

	As at October 31, 2024
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of the quarter
Trading assets	$48	$–	$–	$3	$(6)	$(20)	$25
Investment securities	1,822	13	1	72	(40)	33	1,901
Derivative financial instruments	35	1	–	(2)	(8)	(16)	10
Obligations related to securities sold short	–	–	–	–	–	(2)	(2)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Significant transfers
Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability become available. The Bank recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
The following significant transfers made between Level 1 and 2, were based on whether the fair value was determined using quoted market prices from an active market.
During the three months ended July 31, 2025:

•	Trading assets of $868 million, investment securities of $1,077 million and obligations related to securities sold short of $517 million were transferred out of Level 2 into Level 1.

•	Trading assets of $1,004 million, investment securities of $2,047 million and obligations related to securities sold short of $466 million were transferred out of Level 1 into Level 2.
During the three months ended April 30, 2025:

•	Trading assets of $2,003 million, investment securities of $6,624 million and obligations related to securities sold short of $1,038 million were transferred out of Level 2 into Level 1.

•	Trading assets of $913 million, investment securities of $463 million and obligations related to securities sold short of $832 million were transferred out of Level 1 into Level 2.
During the three months ended October 31, 2024:

•	Trading assets of $1,873 million, investment securities of $4,558 million and obligations related to securities sold short of $447 million were transferred out of Level 2 into Level 1.

•	Trading assets of $1,503 million, investment securities of $3,135 million and obligations related to securities sold short of $296 million were transferred out of Level 1 into Level 2.
During the three months ended July 31, 2025, trading loans of $
178
million were transferred out of Level 2 into Level 3. Transfers were a result of the change in the observability of the price used for valuing the loans.
There were no
significant transfers into and out of Level 3 during the three months ended April 30, 2025 and October 31, 2024.
Level 3 sensitivity
The Bank applies judgement in determining unobservable inputs used to calculate the fair value of Level 3 instruments.
Refer to Note 8 of the Bank’s audited consolidated financial statements for the year ended October 31, 2024 for a description of the significant unobservable inputs for Level 3 instruments and the potential effect that a change in each unobservable input may have on the fair value measurement. There have been no significant changes to the Level 3 sensitivities during the quarter.

19.	Corporate income taxes
Tax assessments
The Bank received reassessments totaling $1,808 million (April 30, 2025 – $1,634 million) of tax and interest as a result of the Canada Revenue Agency (CRA) denying the tax deductibility of certain Canadian dividends received during the 2011-2020 taxation years. The dividends subject to these reassessments are similar to those prospectively addressed by tax rules introduced in 2015 and 2018. The Bank has filed Notices of Appeal with the Tax Court of Canada against the federal reassessment in respect of its 2011 and 2012 taxation years. In addition, a subsidiary of the Bank received reassessments on the same matter in respect of its 2018-2020 taxation years totaling
$4
million of tax and interest.
A subsidiary of the Bank received withholding tax assessments from the CRA in respect of certain of its securities lending transactions for its
2014-2019
taxation years totaling $637 million (April 30, 2025 – $637
million) of tax, penalties and interest. The subsidiary has filed a Notice of Appeal with the Tax Court of Canada against the federal assessment in respect of its 2014-2019 taxation years.
In respect of both matters, the Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada) and intends to vigorously defend its position.
Global Minimum Tax
The Organisation for Economic Co-operation and Development (OECD) published Pillar Two model rules in December 2021 as part of its efforts toward international tax reform. The rules aim to have large multinational enterprises, with consolidated revenues in excess of
€
750
million, pay a minimum effective tax of
15%.
These rules apply to the Bank effective November 1, 2024, and have been enacted or substantively enacted in certain jurisdictions in which the Bank operates, including Canada, whose Global Minimum Tax (GMT) Act was enacted in June 2024.
The IASB previously issued amendments to IAS 12 Income Taxes for a temporary mandatory exception from the recognition and disclosure of deferred taxes related to the implementation of Pillar Two GMT rules, which the Bank has applied.
For the nine months ended July 31, 2025, the impact of the GMT on the Bank’s effective tax rate was approximately
1%,
and was primarily related to its operations in certain Caribbean jurisdictions and Ireland.

Scotiabank Third Quarter Report 2025	93

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

20.	Acquisitions and divestitures
Acquisitions
Acquisition completed impacting the current year
KeyCorp
On December 27, 2024, the Bank completed its acquisition of an approximate ownership interest of 14.9% or 163 million shares in KeyCorp. The acquisition was completed in two stages – an initial investment of 4.9% (Initial Investment) on August 30, 2024, and an additional investment of approximately 10% (Additional Investment) on December 27, 2024. The acquisition was completed through all-cash
purchases of newly issued voting common shares, at a fixed price of U.S.$17.17 per share, resulting in total cash consideration paid of approximately U.S.$2.8 billion. Following completion of the Additional Investment, the Bank designated two individuals to serve on KeyCorp’s Board of Directors.
Effective December 27, 2024, the combined 14.9% investment was accounted for as an investment in associate as the Bank has significant influence over KeyCorp as defined under IFRS, given its board representation and ownership interest. The Initial Investment of 4.9% previously accounted for at fair value through other comprehensive income was derecognized and included in the cost base of the investment in associate in Q1 2025. The difference between the fixed transaction price and the quoted share price of KeyCorp on the date of Additional Investment (U.S.$17.20) was recognized as a gain in non-interest
income – other in Q1 2025, with a corresponding increase in the carrying value of the investment in associate. The carrying amount of the investment in associate upon closing was U.S.$2.8 billion ($4.1 billion), and represents the Bank’s share of KeyCorp’s net assets, adjusted for goodwill and other intangibles. The total impact to the Bank’s common equity Tier 1 (CET1) ratio from the transaction was a decrease of approximately 49 basis points.
For the three and
nine
months ended
July

31
, 2025, $103 million ($97 million
after-tax)
and $245 million ($227 million
after-tax),
respectively, was recorded in net income from investments in associated corporations, representing the Bank’s share of KeyCorp’s financial results reported on a one-month
lag. Changes during the
one-month
lag period are monitored and adjusted if results are materially impacted.
Divestitures
Divestitures announced that are expected to close in a future period
Sale of banking operations in Colombia, Costa Rica and Panama
On January 6, 2025, the Bank entered into an agreement with Davivienda to sell Scotiabank’s banking operations in Colombia, Costa Rica and Panama in exchange for an approximately 20% ownership stake in the newly combined entity of Davivienda. The Bank’s ownership will consist of 14.99% voting common shares and the remainder in non-voting
preferred shares. At the closing date, the Bank will have the right to designate individuals to serve on the Board of Directors of Davivienda’s combined operations commensurate with its ownership stake. This investment will be accounted for as an investment in associate, as the Bank will have significant influence.
The transaction is expected to be completed in approximately 12 months from the signing date, subject to regulatory approvals in all jurisdictions and customary closing conditions.
On the date of the agreement, the Bank’s operations that are part of this transaction were classified as held for sale in accordance with IFRS 5 and an impairment loss of $
1,362
 million ($1,355 million after-tax) was recorded in
non-interest
expenses – other within the Other operating segment, representing the write-down of goodwill ($
589
million), intangibles ($
151
million), property and equipment ($
290
million) and the remaining in other assets. The impact to the Bank’s CET1 capital ratio was a decrease of approximately 12 basis points in Q1 2025.
At each future reporting period, any changes in the carrying value of the net assets being sold and the fair value of the shares to be received, will be recognized in profit and loss. These changes resulted in a partial reversal of the

impairment loss of $29 million after-tax in Q3 2025 (Q2 2025 – impairment loss of $8 million after-tax).
As at July 31, 2025, the
held-for-sale
operations included total assets of $
23
 billion and total liabilities of $
21
 billion, consisting primarily of loans and deposits, and the net cumulative foreign currency translation losses were $
194
 million. Upon closing, these assets and liabilities will be derecognized and the net cumulative foreign currency translation reserve at the closing date related to these operations will be recorded in the consolidated statement of income.
Divestiture closed during the year
CrediScotia Financiera
On February 28, 2025, the Bank completed the sale of CrediScotia Financiera S.A. (CrediScotia), a wholly-owned consumer finance subsidiary in Peru, to Banco Santander S.A. (Espana), upon receiving regulatory approvals and satisfying closing conditions.
Upon closing, assets and liabilities of $985 million and $726 million, respectively, in relation to this business were derecognized. A total loss of $102 million after-tax has been recognized and recorded in the Other segment for this transaction, of which $
12
million after-tax was recorded in Q2 2025 and $
90
million was recorded in Q3 2024. The amount was recognized in non-interest income – other.
The closing of the transaction increased the Bank’s CET1 ratio by approximately three basis points.

94	Scotiabank Third Quarter Report 2025

SHAREHOLDER INFORMATION

Direct Deposit Service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.
Dividend and Share Purchase Plan
Scotiabank’s Shareholder Dividend and Share Purchase Plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.
For more information on participation in the plan, please contact the transfer agent.
Normal Course Issuer Bid
A copy of the Notice of Intention to commence the Normal Course Issuer Bid is available without charge by contacting the Investor Relations Department at (416) 775-0798 or investor.relations@scotiabank.com.
Dividend Dates for 2025
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 7, 2025	January 29, 2025
April 1, 2025	April 28, 2025
July 2, 2025	July 29, 2025
October 7, 2025	October 29, 2025
Annual Meeting
The Annual Meeting for fiscal year 2025 is scheduled for April 14, 2026.
Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.
Conference Call and Web Broadcast
The quarterly results conference call will take place on August 26, 2025, at 8:15 am ET and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at
416-340-2217,
or toll-free at
1-800-806-5484
using ID 3178065# (please call shortly before 8:15 am ET). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page at www.scotiabank.com/investorrelations.
Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from August 26, 2025, to September 26, 2025, by calling
905-694-9451
or
1-800-408-3053
(North America toll-free) and entering the access code 6220080#.

Contact Information
Investors:
Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations:
Scotiabank
40 Temperance Street, Toronto, Ontario
Canada M5H 0B4
Telephone:
(416) 775-0798
E-mail: investor.relations@scotiabank.com
Global Communications:
Scotiabank
40 Temperance Street, Toronto, Ontario
Canada M5H 0B4
E-mail: corporate.communications@scotiabank.com
Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:
Computershare Investor Services Inc.
320 Bay Street, 14th Floor
Toronto, Ontario, Canada M5H 4A6
Telephone:
1-877-982-8767
E-mail: service@computershare.com

Scotiabank Third Quarter Report 2025	95

SHAREHOLDER INFORMATION

Co-Transfer
Agent (USA)
Computershare Trust Company, N.A.
Telephone:
1-781-575-2000
E-mail: service@computershare.com
Street Courier/Address:
C/O: Shareholder Services
150 Royall Street
Canton, MA, USA 02021
Mailing Address:
PO Box 43078, Providence, RI, USA 02940-3078
For other shareholder enquiries, please contact the Corporate Secretary’s Department:
Scotiabank
40 Temperance Street
Toronto, Ontario, Canada M5H 0B4
Telephone:
(416) 866-3672
E-mail: corporate.secretary@scotiabank.com
Rapport trimestriel disponible en français
Le rapport trimestriel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations avec les investisseurs, La Banque de Nouvelle-Écosse, 40, rue Temperance, Toronto (Ontario), Canada M5H 0B4, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

The Bank of Nova Scotia is a chartered bank under the Bank Act (Canada) and is a public company incorporated in Canada.